THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you are recommended to seek immediately your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended ("FSMA") if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.
This document constitutes a prospectus (the "Prospectus") relating to the New GDR Offering prepared in accordance with the prospectus rules of the United Kingdom Financial Conduct Authority (the "FCA" and the "Prospectus Rules", respectively) made under section 73A of FSMA, has been approved by the FCA in accordance with Section 87A of FSMA and made available to the public in accordance with Rule 3.2 of the Prospectus Rules.
TRADER MEDIA EAST LIMITED
(incorporated in Jersey with limited liability with registered number 91704)
7 for 1 New GDR Offering of 85,325,303 New Global Depositary Receipts
at New GDR Subscription Price of US$0.21 per New Global Depositary Receipt

Trader Media East Limited (the "Company" or "TME"), a public limited liability company incorporated in Jersey, is offering holders of ordinary shares of US$0.16 nominal value each (each a "Share") on the register of members of the Company the right to subscribe for 420,000,000 new Shares (the "New Shares") pro rata to their existing holding of Shares (the "Pre-emptive Share Offering").  As part of the Pre-emptive Share Offering, the Company is offering the holders of global depositary receipts representing Shares ("GDRs") (save for those persons to whom the distribution of this Prospectus and for whom the subscription for New GDRs is restricted by law) ("Eligible Investors") as at close of business on 11 August 2016 (the "GDR Record Date") the right to subscribe for New Shares to be deposited for delivery of newly issued GDRs ("New GDRs"), with one New GDR representing one New Share (the "New GDR Offering"). The New GDRs will be offered at a price of US$0.21. In addition, subscribing Eligible Investors must pay The Bank of New York Mellon, as depositary (the "Depositary") an issuance fee of US$0.05 per New GDR.  Seven New GDRs will be offered for every one GDR held by Eligible Investors. The Pre-emptive Share Offering will be underwritten by Hürriyet Invest B.V. ("Hürriyet Invest").
If you are not an Eligible Investor, you may not participate in the New GDR Offering.
There are currently 12,189,329 GDRs in issue and the 7 for 1 New GDR Offering will consist of an offer of 85,325,303 New GDRs. The existing GDRs are, and the New GDRs will be, admitted to listing on the standard segment of the Official List of the United Kingdom Financial Conduct Authority (the "FCA") and to trading through the International Order Book ("IOB") on the main market for listed securities (the "Main Market") of the London Stock Exchange plc (the "London Stock Exchange"), which is a regulated market for the purposes of the Markets in Financial Instruments Directive (2004/39/EC), as amended.
In order to participate in the New GDR Offering, Eligible Investors must duly complete and return the subscription card that Eligible Investors will receive (the "Subscription Card") to The Bank of New York Mellon, as subscription agent (the "Subscription Agent") in accordance with the instructions set out in "Terms and Conditions of the New GDR Offering", to be received no later than 12.00 p.m., London time on 25 August 2016 (the "GDR Expiration Time").  The New GDRs, if any, will be issued pursuant to the deposit agreement between the Company and the Depositary, dated 10 February 2006 (the "Deposit Agreement").  If you have any questions on the procedure for application and payment, you should contact the Subscription Agent.  The Subscription Agent cannot provide advice on the merits of the proposals or give any financial, legal or tax advice.

As at the date of this Prospectus, 60,000,000 GDRs are admitted to listing on the Official List and to trading on the London Stock Exchange (of which 12,189,329 GDRs are currently in issue).
If the aggregate number of New GDRs subscribed for in the New GDR Offering (such number to be calculated after the GDR Expiration Time) together with the number of GDRs in issue as at the GDR Expiration Time exceeds the 60,000,000 GDRs which are currently admitted to listing on the Official List and to trading on the London Stock Exchange, then in connection with the New GDR Offering, the Company will apply to the FCA for admission to listing on the Official List and to the London Stock Exchange for admission to trading on the Main Market (together, "Admission") of such number of additional GDRs by which the aggregate number of New GDRs subscribed for in the New GDR Offering together with the number of GDRs in issue as at the GDR Expiration Time exceeds 60,000,000.  If the New GDR Offering is subscribed in full, 85,325,303 New GDRs will be issued and the Company would have up to 97,514,632 GDRs in issue. In such case an application for Admission will be made in respect of 37,514,632 GDRs. For the avoidance of doubt, if the aggregate number of New GDRs subscribed for in the New GDR Offering together with the number of GDRs in issue as at the GDR Expiration Time does not exceed 60,000,000, then the Company will not make an application for Admission.
The distribution of this Prospectus and the subscription for any New GDRs may be restricted by law.  Therefore, those persons into whose possession this Prospectus comes, or who wish to subscribe for any of the New GDRs, must inform themselves about and observe any such restrictions.  Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.  The New GDRs have not been, and will not be, registered under the under the United States Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, and such securities may be offered or sold only: (i) outside the United States in reliance on Regulation S under the Securities Act ("Regulation S"); or (ii) within the United States in reliance on the exemption from registration provided by Rule 801 under the Securities Act.  For a description of restrictions on transfer and resales, see "Transfer Restrictions". By entering the subscription through Euroclear or Clearstream or submitting a Subscription Card to the Subscription Agent, the subscribing holder will be deemed to represent and warrant that it is an Eligible Investor, which means that the offer and sale of New Shares represented by New GDRs may be made to it without any violation of applicable securities laws of any jurisdiction in which that Eligible Investor is located.
See "Risk Factors" for a discussion of certain matters that prospective investors should consider prior to making an investment decision.
The date of this Prospectus is 12 August 2016.
- ii -

General
A copy of this document has been delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the registrar has given, and not withdrawn, consent to its circulation.  The Jersey Financial Services Commission (the "Commission") has given, and has not withdrawn, its consent under the Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Shares by the Company.  It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the Commission takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.  The Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against any liability arising from the discharge of its functions under that law.
The Company accepts responsibility for the information contained in this Prospectus.  To the best of the knowledge of the Company (having taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. In addition, the directors of the Company have taken all reasonable care to ensure that the facts stated in this Prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All the directors accept responsibility accordingly.
The contents of the websites of the Company and each of its consolidated subsidiaries, associates and joint ventures (together, the "Group") do not form any part of this Prospectus.
No person is authorised to give any information or to make any representation in connection with the New GDR Offering other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorised by the Company or the Depositary.  This Prospectus is being furnished by the Company solely for the purpose of enabling Eligible Investors to consider an investment in the New GDRs.  Any reproduction or distribution of this Prospectus, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the New GDRs is prohibited, except to the extent that such information is otherwise publicly available.  Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the Company's affairs since the date hereof or that the information contained herein is correct at any time subsequent to such date.  Each offeree of the New GDRs, by accepting delivery of this Prospectus, agrees to the foregoing.
The Company has not authorised any person to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorised.  This Prospectus does not constitute an offer to sell, or a solicitation by or on behalf of the Company or the Depositary to any person to subscribe for any of the New GDRs in any jurisdiction where it is unlawful for such person to make such an offer or solicitation.  The distribution of this Prospectus and the offering or sale of the New GDRs in certain jurisdictions is restricted by law.  Persons into whose possession this Prospectus may come are required by the Company to inform themselves about and to observe such restrictions.  No action has been taken by the Company that would permit, otherwise than under the New GDR Offering, an offer of the New GDRs, or possession or distribution of this Prospectus or any other offering material or application form relating to the New GDRs in any jurisdiction where action for that purpose is required.  This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorised or is unlawful.  Further information with regard to restrictions on offers and sales of the New GDRs is set forth under "Transfer Restrictions."
New GDRs subscribed for by existing holders of Rule 144A GDRs (the "New Rule 144A GDRs") and New GDRs subscribed for by existing holders of the class of GDRs originally sold outside the United States in reliance on Regulation S (the "New Regulation S GDRs") will be delivered by the Depositary, pursuant to the Deposit Agreement.  The New Shares represented by the New GDRs will be registered in the name of the Depositary or its nominee.
In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of this Prospectus, including the risks involved.
- iii -

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH, OR APPROVED OR DISAPPROVED BY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY.  FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.
The Pre-emptive Share Offering and New GDR Offering relate to shares of a company incorporated under the laws of Jersey, and is being made in accordance with the listing rules made by the FCA as in force from time to time (the "Listing Rules"). Accordingly, the offers are subject to the disclosure requirements and practices applicable in the United Kingdom, which are different from those of the United States.  The Historical Financial Information included in this document has been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted in the European Union, and thus may not be comparable to financial information of the US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the Company is a Jersey company, and some or all of its officers and directors are residents of countries other than the United States.  You may not be able to sue a non‑US company or its officers or directors in a non‑US court for violations of the US securities laws.  It may be difficult to compel a non‑US company and its affiliates to subject themselves to a US court's judgment.
Nothing in this Prospectus nor anything communicated to the holders of the Shares or GDRs or potential holders of the New Shares or New GDRs by or on behalf of the Company is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for the New Shares or New GDRs or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.
This Prospectus refers to credit ratings issued by Fitch Ratings Limited. Fitch Ratings Limited is established in the EEA and registered under Regulation (EU) No 1060/2009, as amended.
NOTICE TO INVESTORS IN THE RUSSIAN FEDERATION
Neither the GDRs, the Shares nor this Prospectus have been, or are intended to be, registered with the Central Bank of the Russian Federation or any other state bodies that may from time to time be responsible for such registration and are not intended for "placement" or "public circulation". This Prospectus and information contained herein are not a public offer or advertisement of securities in the Russian Federation and are not an offer, or an invitation to make offers, to purchase, sell, exchange or transfer any securities in the Russian Federation or to or for the benefit of any Russian person or entity, unless and to the extent otherwise permitted under Russian law, and must not be made publicly available in Russia.  Information contained in this document is intended only for persons who are "qualified investors" within the meaning of Article 51.2 of the Federal Law No. 39‑FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs") and must not be made available to any persons who are not Russian QIs or otherwise permitted under Russian law to access such information.  The GDRs have not been and will not be registered in Russia and are not intended for "placement", "public circulation", "offering" or "advertising" (each as defined in Russian law) in the Russian Federation except as permitted by Russian law.
- iv -

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
The Company is incorporated under the laws of Jersey. None of the Directors or officers of the Company are citizens or residents of the United States. All or a substantial portion of the Group's assets and almost all of the assets of the Directors and officers are located outside the United States.  As a result, it may not be possible for investors to effect service of process upon such persons in the United States or to enforce against them or the Company judgments obtained in United States courts predicated upon the civil liability provisions of US securities laws.
A judgment of a court of a jurisdiction outside Jersey may only be enforced in Jersey pursuant to reciprocal enforcement laws which extend only to a limited range of jurisdictions and courts and include certain limitations (for example, the Jersey courts will not enforce the judgment of a foreign court which would contravene Jersey public policy or would constitute the collection of taxes or imposition of penalties of a foreign government).  Where there are no reciprocal enforcement arrangements in place, it is generally considered that the courts of Jersey will recognise as valid a final judgment for a liquidated sum of money, which is not in respect of taxes, fines, penalties or other similar fiscal or revenue liabilities, rendered against the Company by a competent superior court in a relevant jurisdiction, provided that such judgment is obtained without fraud, in accordance with the principles of natural justice, is not contrary to public policy, and that notice of the proceedings in the foreign court were duly served.

- v -

CONTENTS

SUMMARY
Summaries are made up of disclosure requirements known as 'Elements'.  These Elements are numbered in Sections A – E (A.1 – E.7) below.  This summary contains a- 2 -ll the Elements required to be included in a summary for this type of securities and the Company.  Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.  Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element.  In this case a short description of the Element is included in the summary with the mention of 'not applicable'.
Section A – Warning
A.1	Warning.
This summary should be read as an introduction to the prospectus.
Any decision to invest in the securities should be based on consideration of the prospectus as a whole by the investor. Where a claim relating to the information contained in the prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating the prospectus before the legal proceedings are initiated.
Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the prospectus or it does not provide, when read together with the other parts of the prospectus, key information in order to aid investors when considering whether to invest in such securities.

A.2	Consent by the issuer to the use of the prospectus for subsequent resale or final placement of securities by financial intermediaries.	No such consent is granted by the Company (as defined below).

Section B – Issuer
Information about the issuer of the underlying shares.
B.31/B.1	The legal and commercial name of the issuer.	Trader Media East Limited (the "Company").
B.31/B.2	The domicile and legal form of the issuer, the legislation under which the issuer operates and its country of incorporation.
The Company was incorporated under the laws of Jersey on 11 November 2005 as a private limited company with registered number 91704.  Pursuant to a resolution of its sole member passed on 6 February 2006, the Company was converted to a public limited company with effect from the date of such resolution. The Company's registered office is at 13 Castle Street, St Helier, Jersey JE4 5UT, Channel Islands. The Company's principal and administrative offices are at Karspeldreef 6B, 1101 CJ, Amsterdam, The Netherlands, where the Company's telephone number is +31 20 820 11 20.

B.31/B.3
A description of, and key factors relating to, the nature of the issuer's current operations and its principal activities, stating the main categories of products sold and/or services performed and identification of the principal markets in which the issuer competes.

The Company together with its consolidated subsidiaries, associates and joint ventures (the "Group") is one of the leading providers of offline and online classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia and the Commonwealth of Independent States (the "CIS").  As of 31 December 2015, the Group produced 6 print titles, with around 0.5 million readers in aggregate per month, and hosted 9 horizontal and vertical websites with over 14.8 million unique monthly visitors in aggregate. The Group's publications and websites serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  The Group offers buyers and sellers a comprehensive and focused forum for consumer‑to‑consumer and business‑to‑consumer transactions.
The Group's branded classified advertising websites and printed publications and related specialised services have strong positions in specific markets in Belarus, Kazakhstan and Russia. The Group's major publications and notable websites include in Russia, Belarus and Kazakhstan, the publications Iz Ruk v Ruki, Rabota Segodnya, Avto, Nedvizhimost, Commercial Real Estate and the websites www.irr.ru, www.irr.by, www.irr.kz, www.job.ru, www.myjob.by and www.gojob.kz.

B.31/B.4a	A description of the most significant recent trends affecting the issuer and the industries in which it operates.
The most significant recent trends affecting the Group and the industries in which it operates have been that:
• TME has undergone a significant restructuring of the business to accelerate the transformation from an offline-driven business to a pre-dominantly online business. As part of the business restructuring process, TME has exited the print publishing business in Russia and all its offline operations in Russian regions have either been, or are in the process of being, sold to non-controlling interests, liquidated or dissolved, with operations transferred to newly organised entities (independent from the Group) with which TME has entered into licensing and/or agency agreements. As at the end of 2015, the Group had signed 22 licence and 22 agency agreements across Russia, maintaining its broad Russia coverage. Pursuant to the licensing agreements, the Group receives royalty fees for ongoing offline operations. Most franchisees have also entered into agency agreements under which they sell classifieds on the Group's digital portfolio against commission.

• Additional steps in the restructuring process included the creation of a "best-fit" organisational structure, establishment of a centralised call-centre, the re-allocation of product development, in-house, the strengthening of product development teams and the implementation of a cost-cutting program across Pronto Media Holding.

• In 2015, revenues contracted as compared with 2014 due to the Company's restructuring described above, as well as other economic factors which include the significant deterioration of the economic environment in Russia, Kazakhstan and Belarus and the corresponding significant devaluation of local currencies against the US dollar in 2015 (e.g. the Russian ruble devalued by 22.4 per cent. against the US dollar in 2015).

• Offline revenues in the year ended 31 December 2015 decreased by US$28.2 million, or 74.0 per cent., to US$9.9 million from US$38.1 million in the year ended 31 December 2014. In local currency, the decrease comprised 60.6 per cent. In the three months ended 31 March 2016 offline revenues decreased by US$2.6 million, or 77.3 per cent., to US$0.7 million from US$3.4 million in the three months ended 31 March 2015. In local currency, the decrease comprised 75.0 per cent. Online revenues in the year ended 31 December 2015 decreased by US$13.7 million, or 54.4 per cent., to US$11.5 million from US$25.2 million in the year ended 31 December 2014. In local currency, the decrease comprised 30.8 per cent.   In the three months ended 31 March 2016 online revenues decreased by US$1.5 million, or 48.6 per cent., to US$1.5 million from US$3.0 million in the three months ended 31 March 2015. In local currency, the decrease comprised 37.9 per cent.

• Russian gross domestic product contracted 3.7 per cent. in 2015, representing the biggest decline in the six years since the 2009 recession. The main reason for the contraction was the drop in oil prices which have declined from over US$100 per barrel in mid-2014 to around US$45 per barrel as at the date of this Prospectus. Falling commodity prices coupled with sanctions imposed by the US and the EU have had a negative impact on the ruble which devalued by 22.4 per cent. against the US dollar in 2015, which in turn has had a negative effect on inflation (which averaged 15.5 per cent. in 2015) and disposable incomes.

B.31/B.4b	A description of any known trends affecting the issuer and the industries in which it operates.
Known trends affecting the Group include:
• shifts in consumer behaviour towards digital content in the Group's target markets which have caused a significant decline in the Group's offline business and a significant increase in the Group's online business share as a percentage of revenue;

• the ongoing conflict between Russia and Ukraine involving the Crimean peninsula and certain parts of Eastern Ukraine and the related imposition of sanctions against a number of designated individuals and entities in Russia and Ukraine by the US and the EU which have negatively impacted the Russian economy generally and therefore our business, which is influenced by general economic conditions in Russia;

		• adverse global and Russian economic conditions which have affected consumer demand for the Group's products; and
		• heavy competition in the online classified advertising market in Russia has meant that the Group has had to fund significant marketing campaigns which have increased the Group's costs.
B.31/B.5	If the issuer is part of a group, a description of the group and the issuer's position within the group.
The Company is the holding company of the Group.  The Company has direct and indirect interests in 23 subsidiaries, some of which have other minority holders but all of which are consolidated, and 2 associates, which  accounted using the equity method.  The Company's most significant subsidiaries together with the Group's effective interest are set out below as of 31 March 2016:

		Name of subsidiary	Effective interest
		Pronto Media Holding, LLC	100%
		ID Impress Media, LLC	91%
		TOO Pronto‑Akmola KZT	100%
		TOO Pronto Akzhol KZT	80%
		SP Belpronto LLC	60%
		The Group's business is conducted solely through the Company and its subsidiaries.
B.31/B.6
In so far as is known to the issuer, the name of any person who, directly or indirectly, has an interest in the issuer's capital or voting rights which is notifiable under the issuer's national law, together with the amount of each such person's interest, and whether the issuer's major shareholders have different voting rights if any.  To the extent known to the issuer, state whether the issuer is directly or indirectly owned or controlled and by whom and describe the nature of such control.

The table below sets out details of the Company's principal shareholders of which it has been notified (i) as at 11 August 2016 (being the latest practicable date prior to the publication of this document) and (ii) as of 1 September 2016 (the "Closing Date") (assuming that all shareholders take up their rights under the Pre-emptive Share Offering in full and that the New GDR Offering is fully subscribed for by Eligible Investors).

Shareholder	Shares owned before the New GDR Offering		Shares owned after the New GDR Offering
	Number	%	Number	%
Hürriyet Invest B.V.	47,143,210 (1)	78.57	377,145,680 (2)	78.57
BNY (Nominees) Limited(3)	12,185,216 (4)	20.31	97,481,728	20.31
Other	671,574	1.12	5,372,592	1.12
Total	60,000,000	100	480,000,000	100

___________
(1)Hürriyet Invest holds 4,113 GDRs (representing 4,113 Shares or 0.007 per cent. of the Company's share capital) in addition to its direct holding of 47,139,097 Shares, giving it an aggregate interest in 47,143,210 Shares or 78.57 per cent. of the Company's share capital.
(2)It is expected that as of the Closing Date Hürriyet Invest will hold: (i) 32,904 GDRs (representing 0.007 per cent. of the Company's share capital); and (ii) 377,112,776 Shares, giving it an aggregate interest in 377,145,680 Shares or 78.57 per cent. of the Company's share capital.
(3)On behalf of The Bank of New York Mellon in its capacity as depositary in respect of the GDRs.
(4)Excluding the 4,113 GDRs held by Hürriyet Invest.

Following the New GDR Offering, Hürriyet Invest will continue to own at least 78.57 per cent. of the Company's share capital and will continue to control the Company, such as in electing members of the board of directors of the Company, declaring dividends (if any), amending the constitutional documents and having control over almost all of the decisions reserved to the competence of a general meeting of shareholders of the Company.  In addition, Hürriyet Invest may engage in business activities with entities that compete with the Company or which may involve increased risk for the Holders.

Hürriyet Invest does not have any voting rights different from any other holders of the Company's shares.

B.31/B.7
Selected historical key financial information regarding the issuer, presented for each financial year of the period covered by the historical financial information, and any subsequent interim financial period accompanied by comparative data from the same period in the prior financial year except that the requirement for comparative balance sheet information is satisfied by presenting the year end balance sheet information.  This should be accompanied by a narrative description of significant change to the issuer's financial condition and operating results during or subsequent to the period covered by the historical key financial information.

Selected consolidated statement of profit and loss
	For the years ended 31 December			For the three months ended 31 March
	2013 (restated)	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
Revenue	96.3	63.3	21.4	6.3	2.3
Cost of sales	(46.7)	(32.7)	(13.7)	(3.9)	(1.4)
Gross profit	49.6	30.6	7.7	2.4	0.9
Marketing, selling and distribution expenses	(18.9)	(14.6)	(5.9)	(1.2)	(0.5)
General administrative expenses	(32.3)	(21.8)	(9.9)	(3.4)	(1.4)
Share in profit of associates	0.3	0.1	-	-	-
Operating loss	(1.3)	(5.7)	(8.1)	(2.2)	(1.0)
Financial income	0.3	0.1	-	-	-
Financial expenses	(5.6)	(5.3)	(3.8)	(0.1)	(0.8)
Foreign exchange loss, net	(6.1)	(52.5)	(7.0)	(0.8)	(1.3)
Impairment loss on investments in associates	-	-	(0.8)	-	-
Impairment loss on goodwill	-	-	(1.2)	-	-
Gain on sale of property, plant and equipment	0.2	1.0	0.4	-	-
Other income, net	0.9	0.3	4.2	0.3	-
Loss before taxes	(11.6)	(62.1)	(16.3)	(2.8)	(3.1)
Income tax benefit/(expense)	1.3	(2.1)	(0.3)	(3.5)	0.6
Loss for the year from continuing operations	(10.3)	(64.2)	(16.6)	(6.3)	(2.5)
Loss for the year from discontinued operations	(8.3)	(0.3)	-	-	-
Net loss for the period	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)

Attributable to:
Equity holders of the parent	(19.9)	(65.9)	(16.4)	(6.3)	(2.4)
Non‑controlling interests	1.3	1.4	(0.2)	-	(0.1)
	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)
Weighted average number of ordinary shares in issue (thousands)	50,000	52,849	60,000	60,000	60,000
Basic and diluted (loss)/earnings per share from continuing and discontinued operations (US dollar per share)	(0.40)	(1.25)	(0.27)	(0.105)	(0.04)

Selected consolidated statement of financial position data
	As at 31 December			As at 31 March
	2013 (restated)	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
ASSETS
Non‑current assets
Property, plant and equipment	3.0	1.8	0.8	1.5	0.7
Goodwill	72.9	42.7	31.9	42.2	34.3
Other intangible assets	54.0	30.4	22.2	29.5	24.0
Deferred tax assets	0.9	0.7	0.2	0.7	0.2
Investments in associates	2.1	1.1	-	0.8	-
Other non‑current assets	0.1	-	-	-	-
Total non‑current assets	133.0	76.7	55.1	74.7	59.2
Current assets
Inventories	0.4	0.2	0.1	0.1	-
Trade and other receivables	2.5	2.2	0.7	1.3	0.5
Current income tax assets	1.0	0.4	0.1	-	-
Other current assets	4.5	1.8	0.8	3.4	1.0
Cash and cash equivalents	10.0	2.2	0.6	1.7	0.7
	18.4	6.8	2.3	6.5	2.2
Assets classified as held for sale	2.5	-	-	-	-
Total current assets	20.9	6.8	2.3	6.5	2.2
Total assets	153.9	83.5	57.4	81.2	61.4
EQUITY
Capital and reserves attributable to equity holders of the company
Share capital	8.0	9.6	9.6	9.6	9.6
Additional paid‑in capital	678.1	696.8	696.8	696.8	696.8
Translation reserve	17.0	15.0	5.3	12.0	10.1
Accumulated losses	(664.4)	(730.3)	(746.7)	(736.6)	(749.1)
	38.7	(8.9)	(35.0)	(18.2)	(32.6)
Non‑controlling interests	(0.2)	(0.1)	(0.1)	(0.1)	0.2
Total equity/(deficit)	38.5	(9.0)	(35.1)	(18.3)	(32.4)
LIABILITIES
Non‑current liabilities
Borrowings	70.0	-	-	-	-
Deferred tax liabilities	2.7	4.3	3.7	8.0	3.1
Total non‑current liabilities	72.7	4.3	3.7	8.0	3.1
Current liabilities

Borrowings	0.9	38.4	37.7	40.2	0.7
Liabilities relating to non‑controlling interests	7.6	7.7	1.9	6.8	1.3
Trade and other payables	5.3	3.1	1.2	5.5	0.6
Amounts due to shareholders	18.9	35.2	46.3	35.8	85.4
Current income tax liabilities	0.4	0.5	0.1	0.3	0.1
Other current liabilities	7.1	3.3	1.6	2.9	2.6
	40.2	88.2	88.8	91.5	90.7
Liabilities classified as held for sale	2.5	-	-	-	-
Total current liabilities	42.7	88.2	88.8	91.5	90.7
Total liabilities	115.4	92.5	92.5	99.5	93.8
Total liabilities and equity	153.9	83.5	57.4	81.2	61.4

Selected consolidated statement of cash flows data
	For the years ended 31 December
	2013	2014	2015
	(US$ millions)
	(audited)
Net loss for the year	(18.6)	(64.5)	(16.6)
Net cash used in operating activities	(3.3)	(9.6)	(10.3)
Net cash used in investing activities	(0.4)	(2.0)	(0.3)
Net cash (used in)/generated by financing activities	(1.0)	5.0	8.6
Net change in cash and cash equivalents	(4.7)	(6.6)	(2.0)
Cash and cash equivalents at the beginning of year	13.8	10.0	2.2
Effect of exchange rate changes on cash held in foreign currencies	0.9	(1.2)	0.4
Cash and cash equivalents at the end of year	10.0	2.2	0.6

Revenue in 2015 was US$21.4 million as compared to US$63.3 million in 2014 and US$96.3 million in 2013, a decrease of US$74.9 million or 77.8 per cent. across the period covered by the annual financial information presented, as a result of a challenging economic environment (in particular, the sharp devaluation of the ruble against the US dollar) and a decline in both offline and online revenues.

Adjusted EBITDA was US$(5.6) million in 2015 as compared to US$(1.5) million in 2014 and US$7.3 million in 2013, a decrease of US$12.9 million or 176.6 per cent. across the period covered by the annual financial information presented.

During the course of 2015 and continuing into the early part of 2016, TME has exited the print publishing business in Russia and all its offline operations in Russian regions have either been, or are in the process of being, sold to non-controlling interests, liquidated or dissolved, with operations transferred to newly organised entities (independent from the Group) with which TME has entered into licensing and/or agency agreements. As at the end of 2015, the Group had signed 22 licence and 22 agency agreements across Russia, maintaining its broad Russia coverage.

As at 31 March 2016, being the end of the period covered by the historical financial information, the Group had a sole remaining Russian print subsidiary, Pronto Samara LLC. Pronto Samara became operationally dormant while both its online and offline businesses were franchised out at the end of April 2016. For the first four months of 2016, Pronto Samara's printing business has been fully consolidated in the Group's accounts. From May 2016 onwards, only the licensing fee will be recorded in the Group's financials.

As at 31 March 2016, the Group had underperformed against its budget for the current financial year by 14.1 per cent. The Group's online segment had underperformed against its budget by 13.2 per cent. and the Group's offline segment had underperformed against its budget by 15.9 per cent. The reasons for this underperformance were worsening economic conditions across key markets in Russia, Belarus and Kazakhstan as well as lower users' engagement in the online segment.

Save as disclosed above, there has been no significant change in Group's financial condition or operating results during or subsequent to the period covered by the historical financial information (being the years ended 31 December 2013, 31 December 2014 and 31 December 2015, the three months ended 31 March 2015 and the period following 31 March 2016).

B.31/B.9	Where a profit forecast or estimate is made, state the figure.	Not applicable – there are no profit forecasts included in this Prospectus.
B.31/B.10	A description of the nature of any qualifications in the audit report on the historical financial information.
An independent auditor's report by ZAO Deloitte & Touche CIS for the year ended 31 December 2015 was qualified as set out below.
"The decrease of revenue in 2015 amounted to $41.9 million compared to 2014 and the Group has not achieved its planned revenue and operating income targets for 2015. In our opinion, the Group's revenue decline and significant continuing underperformance against operating targets indicates an impairment of goodwill in 2015. We consider that as at 31 December 2015 goodwill is overstated by $28.3 million and net loss for the year then ended is understated by the same amount."

The auditor's reports on the other annual historical financial information incorporated by reference into this Prospectus (namely, the audit reports on the Company's Consolidated Financial Statements for the years ended 31 December 2014 and 31 December 2013) are not qualified.

B.31/D.4	Key information on the key risks that are specific to the issuer.
The Group's business is exposed to the following key risks:
• The Group's print publishing business was historically its core business.  However as part of its significant restructuring of the business to accelerate the transformation from an offline-driven business to a pre-dominantly online business, the Group has exited the print publishing business in Russia and has either discontinued or franchised out all of its offline operations in Russian regions. While the Group has made significant investments in and continues to build its online operations, and while the percentage of revenues derived from online operations has been growing, online revenues are trending downwards. Online revenues in the year ended 31 December 2015 decreased by US$13.7 million, or 54.4 per cent., to US$11.5 million from US$25.2 million in the year ended 31 December 2014. If the Group fails though to transition successfully to a pre-dominantly online business, the Group's results of operations, financial condition and prospects could be materially adversely affected.

• Pursuant to agency agreements, most of the franchisees sell online advertising and classified services, on the Group's digital portfolio, in their respective regions, against commission. The portion of bundled sales (where a customer purchases both offline and online advertisements) in some regions exceeds 80 per cent. of their total online sales. While these are split into offline and online revenues, offline revenues represent a significantly greater portion of the customer fee. As a result, significant declines in franchisees' offline revenues might have a negative spillover effect on online sales. Since the Group consolidates 100 per cent. of all online revenues generated by its subsidiaries and agents, the Group's online revenues, financial condition and prospects could be materially adversely affected.

• The continuing civil and political conflict between Russia and Ukraine involving the Crimean peninsula and certain parts of Eastern Ukraine and by the related imposition of sanctions by the US and the EU against a number of designated individuals and entities in Russia and Ukraine as well as sanctions restricting specified dealings with certain entities in Russia's financial, energy and defence sectors. The sanctions have adversely impacted the Russian economy generally leading to a decline in consumption and additionally, have had a negative effect on rates at which we obtain credit financing. If the sanctions are expanded or further adversely impact the Russian economy, such developments could have a material adverse effect on our business, which is influenced by general economic conditions in Russia.

• The classified advertising industry is highly competitive and the Group may not be able to compete effectively with other classified advertising businesses.  The Group generates a large proportion of its online revenues in Russia where the Group's online business faces competition from many Internet start‑up companies.  There is also a risk that large international groups will enter the Russian online advertising market.  Competition from these businesses could have a material adverse affect on the Group's results of operations, financial condition and prospects.

• The Group derives substantially all of its revenues from commercial display advertising sales, classified advertising sales and paid circulation of its titles and its results of operations and financial condition would be adversely affected by a material decline in the demand for classified advertising in the future.

• The Group relies heavily on a few existing brands for a significant portion of its revenues and net income and the Group's failure to adequately maintain the strength and integrity of these brands (for example, as a result of increased competition from competitors in the Group's markets) or to develop new brands may reduce demand for the Group's services and harm its business, results of operations and financial condition.

• If the Group fails to adequately protect its intellectual property rights or faces a claim of intellectual property infringement by a third party, the Group could lose its property rights or be liable for significant damages, which could materially and adversely affect its future activities and revenues.

• All of the Group's subsidiaries use their local currency as their functional currency and the financial condition and results of operations of each of the Group's subsidiaries are reported in the relevant local currency and then translated into US dollars at the applicable currency exchange rate for inclusion in the Group's financial statements.  The appreciation of the US dollar against the functional currencies of certain of the Group's subsidiaries, such as the Russian ruble, the Belarusian ruble and the Kazakhstan tenge would have a negative impact on the Group's reported financial results.

• The Group's ability to provide its offline and online products and services depends on the efficient and continuous operation of its computer hardware and software systems and the Internet.  These systems are subject to damage or interruption from human error, natural disasters, telecommunications failures, sabotage or vandalism and computer viruses.  Any of these factors could result in reduced traffic to the Group's websites, lower circulation for its print publications and harm the Group's reputation, financial condition and results of operations.

• The independent auditor's report on the Group's financial statements for the year ended 31 December 2015 contained a qualification in relation to goodwill in particular, that the Group's revenue decline and significant continuing underperformance against operating targets in 2015 represent  impairment indicators and accordingly, the Group's assets may be overstated. Consequently, the Group's financial statements for the year ended 31 December 2015 may not accurately reflect its financial condition and the result of its operations.

B.32
Information about the issuer of the depositary receipts.  Name and registered office of the issuer of the depositary receipts.  Legislation under which the issuer of the depositary receipts operates and legal form which it has adopted under the legislation.

The Company and The Bank of New York Mellon (the "Depositary") entered into a deposit agreement for the issuance of GDRs on 10 February 2006 (the "Deposit Agreement").  The Depositary is a state‑chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Department of Financial Services.  The Depositary was constituted in 1784 in the State of New York.  It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a Delaware bank holding company.  The principal office of the Depositary is located at 225 Liberty Street, New York, New York 10286, United States of America.  Its principal administrative offices are located at 101 Barclay Street, 22 West, New York, New York 10286, United States of America.

Section C – Securities
C.13	Information about the underlying shares.
C.13/C.1	A description of the type and the class of the securities being offered and/or admitted to trading, including any security identification number.
The Company is offering holders of ordinary shares of US$0.16 nominal value each (each a "Share") on the register of members of the Company the right to subscribe for 420,000,000 new Shares (the "New Shares") pro rata to their existing holding of Shares (the "Pre-emptive Share Offering").  As part of the Pre emptive Share Offering, the Company is offering the holders of global depositary receipts representing Shares ("GDRs") (save for those persons to whom the distribution of this Prospectus and for whom the subscription for New GDRs is restricted by law) ("Eligible Investors") as at close of business on 11 August 2016 (the "GDR Record Date") the right to subscribe for New Shares to be deposited for delivery of newly issued GDRs (the "New GDRs"), with one New GDR representing one New Share (the "New GDR Offering"). The New GDRs will be offered at a price of US$0.21. Seven New GDRs will be offered for every one GDR held by Eligible Investors.
The New Shares are not being offered or admitted to trading as part of the New GDR Offering.  The New Shares are not listed, and will not be listed, on any regulated market and do not have an identification number.

C.13/C.2	Currency of the securities issue.	The payment currency for the Shares is US dollars.
C.13/C.3	The number of shares issued and fully paid and issued but not fully paid. The par value per share, or that the Shares have no par value.	The Company's authorised share capital is US$80,000,000 divided into 500,000,000 shares of a par value of US$0.16 each, of which 60,000,000 Shares are currently in issue.

C.13/C.4	A description of the rights attached to the securities.	All holders of Shares have the same rights, with the material rights set out below:

• a pre‑emption right to purchase new Shares in proportion to the existing Shares held by them unless otherwise directed by an extraordinary resolution of the Company in general meeting or for issues during any calendar year which are the equivalent of up to 10 per cent. of the Shares currently in issue as of 1 January of such calendar year (which shares shall be allotted and issued at the discretion of the directors of the Company);

• the right to vote and participate in the general meetings of the shareholders;
• the right to receive a portion of any dividend distributed by the Company; and
• other rights provided under the Company's articles of association.
C.13/C.5	A description of any restrictions on the free transferability of the securities.
The Shares are freely transferable save that the directors of the Company may refuse to register any transfer of partly paid Shares, including, without limitation, a transfer of such Shares to a person of whom they do not approve and may refuse to register any transfer of Shares on which the Company has a lien.

C.13/C.6
An indication as to whether the securities offered are or will be the object of an application for admission to trading on a regulated market and the identity of all the regulated markets where the securities are or are to be traded.
The Shares are not, and will not be, listed on any regulated market.
C.13/C.7	A description of the dividend policy.
As a holding company, the level of the Company's income and its ability to pay dividends depend primarily upon the receipt of dividends and distributions from its subsidiaries. The payment of dividends by the Company's subsidiaries is contingent upon the sufficiency of their earnings, cash flows and distributable reserves and the ability of the Company's subsidiaries located in Russia, Belarus and Kazakhstan to make, in accordance with relevant national legislation, company law and exchange controls, dividend payments to the Company.

To the extent that the Company declares and pays dividends, owners of the Shares on the relevant record date will be entitled to receive dividends payable in respect of the Shares.
The Company does not, however, expect to make dividend payments for the foreseeable future.
C.14	Information about the depository receipts.

C.14/C.1	A description of the type and the class of the securities being offered and/or admitted to trading, including any security identification number.
The New GDRs represent interests in the New Shares, each with a nominal value of US$0.16 per New Share.  Each New GDR will represent an interest in one New Share.  85,325,303 New GDRs will be offered to existing Holders that qualify as Eligible Investors, at a price of US$0.21 per New GDR (the "New GDR Subscription Price"). In addition, subscribing Eligible Investors must pay the Depositary's issuance fee of US$0.05 per New GDR. Therefore, subscribing Eligible Investors must pay a total of US$0.26 per New GDR subscribed for (the "Deposit Amount").  Seven New GDRs will be offered for every one GDR held by Eligible Investors on the GDR Record Date.  The New GDRs will be delivered by the Depositary pursuant to the Deposit Agreement.

The New Rule 144A GDRs will be Rule 144A GDRs and will be fungible with the existing Rule 144A GDRs.  The New Regulation S GDRs will be Regulation S GDRs and will be fungible with the existing Regulation S GDRs.  The New Rule 144A GDRs will be evidenced by the Rule 144A Master GDR and the New Regulation S GDRs will be evidenced by the Regulation S Master GDR.

The security identification numbers will be as follows:
Regulation S GDRs ISIN: US89255G2084
Regulation S GDRs Common Code: 024132269
Regulation S GDRs Sedol: BOWH826
Regulation S GDRs CUSIP Number: 89255G208
Rule 144A GDRs ISIN: US89255G1094
Rule 144A GDRs Common Code: 024132439
Rule 144A GDRs Sedol: BOWH859
Rule 144A GDRs CUSIP Number: 89255G109
London Stock Exchange trading symbol: TME
C.14/C.2	Currency of the securities issue.	The payment currency for the New GDRs is US dollars.
C.14/C.4	A description of the rights attached to the securities.	All holders of GDRs have the same rights, with the material rights set out below:
• the right to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by their GDRs;
• the right to receive from the Depositary any dividends distributed by the Company on the Shares represented by their GDRs;

• the right to request the Depositary to withdraw Deposited Shares and all and any rights, securities, property and cash deposited with the custodian which are attributable to the Deposited Shares ("Deposited Property") attributable to their GDRs and arrange the delivery of the Deposited Property to the person(s) specified in the withdrawal notice;

• the right to request the Depositary to exercise any rights to subscribe for Shares pertaining to the Shares represented by their GDRs; and
• other rights provided under the Deposit Agreement.

C.14/C.5	A description of any restrictions on the free transferability of the securities.
The New GDRs are in registered form, each corresponding to one New Share.  The Depositary shall maintain, or cause to be maintained, at all times outside the United Kingdom and Jersey, a register of holders of the GDRs (a "Holder"), showing the number of GDRs represented by each, the respective Master GDRs and the number of GDRs in respect of which certificates in definitive registered form have been issued and which remain outstanding from time to time, the date of issue and all subsequent transfers and changes of ownership in respect thereof, and the names and addresses of Holders (the "Register").  Title to the New GDRs passes by registration in the Register and accordingly, transfer of title to a New GDR is effective only upon such registration.  The Depositary may refuse to accept for transfer any New GDRs if it reasonably believes that such transfer would result in violation of any applicable laws.  The Holder of any New GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such New GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Describe the exercise of and benefit from the rights attaching to the underlying shares, in particular voting rights, the conditions on which the issuer of the depositary receipts may exercise such rights, and measures envisaged to obtain the instructions of the depositary receipt holders – and the right to share in profits and any liquidations surplus which are not passed on to the holder of the depositary receipt.

The Deposit Agreement sets out the provisions relating to the exercise of, and benefit from, the rights attaching to the deposited Shares.  Subject to the provisions of the Deposit Agreement and the relevant provisions of Jersey law:
• one GDR carries the right to instruct the Depositary to vote one Share and holders of GDRs will have the right to instruct the Depositary to exercise the voting rights with respect to the Shares held by the Depositary on behalf of such Holders (the "Deposited Shares").  On receipt from the Company of notice of any meeting at which holders of Shares are entitled to vote, the Depositary shall fix the record date in respect of such meeting (which shall be the same as the corresponding record date set by the Company for the Shares or as near as practicable thereto) and shall send the notice in respect of the same to holders of GDRs.  The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it received from Holders.  The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received; and

• to the extent that the Company declares and pays dividends, owners of GDRs on the relevant record date will be entitled to receive dividends payable in respect of the Deposited Shares after deduction of the fees of the Depositary and any applicable taxes.  Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream, Luxembourg and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through The Depository Trust Company ("DTC"), on behalf of persons entitled thereto upon receipt of funds therefor from the Company.  Cash dividends may be paid to the Depositary in any currency and are converted into US dollars by the Depositary and paid to holders of GDRs net of currency conversion expenses.

	Description of the bank or other guarantee attached to the depositary receipt and intended to underwrite the issuer's obligations.	There is no bank or other guarantee attached to the GDRs.

Section D – Risks
D.4/D.2	Key information on issuer of the underlying shares.	See element B.31 / D.4 above.
D.5/D.3	Key information on the key risks that are specific to the securities.
Key risks relating to the New GDRs and the GDRs:
• As at the date of this Prospectus, Hürriyet Invest directly controls 78.57 per cent. of the Company's issued share capital.  After the New GDR Offering, Hürriyet Invest may control at least, and possibly more, than its current 78.57 per cent. of the Company's issued share capital.  As a result, Hürriyet Invest will be able to exercise control over all matters requiring shareholder approval. The interests of Hürriyet Invest may differ from those of other shareholders, and actions taken by Hürriyet Invest, including company reorganisations and capital raising transactions, may be unfavourable to the Company and minority shareholders.

• Existing GDR Holders who are not Eligible Investors, and Eligible Investors who do not respond to the New GDR Offering or whose Subscription Cards do not reach the Depositary by the GDR Expiration Time will lose the opportunity to subscribe for New GDRs at the New GDR Subscription Price and will face dilution and will receive no compensation.

• After the New GDR Offering, an active trading market for the GDRs may not be sustained.  The New GDR Subscription Price may not be indicative of the price at which the GDRs will trade following completion of the New GDR Offering.  The market price of the GDRs could also be subject to significant fluctuation, and investors may not be able to resell the GDRs at or above the New GDR Subscription Price.

• Unlike the shares underlying most of the GDRs traded on the London Stock Exchange, the Shares are neither listed nor traded on any stock exchange.  As a result, a withdrawal of Shares by a holder of the GDRs, whether by election or due to certain events, will result in that holder obtaining securities that are significantly less liquid than the GDRs and the price of those Shares may be discounted as a result of such illiquidity.

• Shares represented by the GDRs will be registered in the name of the Depositary.  As such, the Depositary (and not the holders of GDRs) will be recognised as a member of the Company under Jersey law and the Articles in respect of such Shares.  Therefore, holders of GDRs may not be able to exercise all of the rights that would be afforded to them (for example, the right to attend and vote at general meetings of the Company, the right to receive distributions declared on Shares and the ability to enforce directly the provisions of the Articles) if they were a registered holder of Shares in the Company.

Section E – Offer
E.1	The total net proceeds and an estimate of the total expenses of the issue/offer, including estimated expenses charged to the investor by the issuer or the offeror.
The Company expects to receive gross proceeds of US$88.2 million and net proceeds of approximately US$87.9 million from the New GDR Offering, after deduction of estimated expenses of the offer of approximately US$0.3 million.

E.2a	Reasons for the offer, use of proceeds, estimated net amount of the proceeds.
The Company intends to use the net proceeds:  (i) to repay in full the shareholder loan, amounting to approximately US$86.5 million as at the date of this Prospectus, borrowed by the Company from Hürriyet Invest (which was largely used to repay bank loans of the Company's subsidiaries); (ii) for meeting the working capital needs of the Company's subsidiaries; and (iii) for general corporate purposes.

E.3	A description of the terms and conditions of the offer.
The New GDRs represent interests in the New Shares, each with a nominal value of US$0.16 per New Share.  Each New GDR will represent an interest in one New Share.  85,325,303 New GDRs will be offered to existing Holders that qualify as Eligible Investors, at a New GDR Subscription Price of US$0.21 per New GDR. In addition, subscribing Eligible Investors must pay the Depositary's issuance fee of US$0.05 per New GDR.  Seven New GDRs will be offered for every one GDR held by Eligible Investors on the GDR Record Date.  The New GDRs will be delivered by the Depositary pursuant to the Deposit Agreement.

The Pre-emptive Share Offering and New GDR Offering will be underwritten by Hürriyet Invest. GDR Rights not exercised will lapse.

The New Rule 144A GDRs will be Rule 144A GDRs and will be fungible with the existing Rule 144A GDRs.  The New Regulation S GDRs will be Regulation S GDRs and will be fungible with the existing Regulation S GDRs.  The New Rule 144A GDRs will be evidenced by the Rule 144A Master GDR and the New Regulation S GDRs will be evidenced by the Regulation S Master GDR.

E.4	A description of any interest that is material to the issue/offer including conflicting interests.	Not applicable – there are no interests or conflicting interests that are material to the offer.

E.5	Name of the person or entity offering to sell the security. Lock‑up agreements: the parties involved; and indication of the period of the lock up.
The New GDRs are being offered by the Company.
The Company and Hürriyet Invest have entered into the underwriting deed dated 12 August 2016 (the "Underwriting Deed"). Pursuant to the terms of the Underwriting Deed, Hürriyet Invest has agreed that it will not, without the prior written consent of the Company, dispose of or otherwise deal in any of its Shares (including any Shares which it acquires pursuant to its obligations under the Underwriting Deed to subscribe for New Shares either (i) not taken up by shareholders pursuant to the Pre-emptive Share Offering and (ii) represented by entitlements to New GDRs which are not taken up or are withdrawn by Eligible Investors under the New GDR Offering) or any interest therein at any time between the closing of the Pre-emptive Share Offering and the New GDR Offering and the date which is 90 calendar days thereafter.

E.6
The amount and percentage of immediate dilution resulting from the offer.  In the case of a subscription offer to existing equity holders, the amount and percentage of immediate dilution if they do not subscribe to the new offer.

If a holder of an Eligible Investor does not take up any of its rights to subscribe for New GDRs under the New GDR Offering, its proportionate economic interests in the Company will be diluted by up to 87.5 per cent. (assuming all eligible shareholders subscribe in full for their pro rata entitlement of New Shares under the Pre-emptive Share Offering and all Eligible Investors subscribe in full for their pro rata entitlement of New GDRs under the New GDR Offering).

E.7	Estimated expenses charged to the investor by the issuer or the offeror.	Investors will not be charged any expenses by the Company in connection with the New GDR Offering. However, investors will be required to pay the Depositary's issuance fee of US$0.05 per New GDR.

RISK FACTORS
An investment in the New GDRs involves a high degree of risk.  Prospective investors in the New GDRs should carefully consider the risks described below, which address the existing and future material risks to the Group's businesses and industry and to the New GDRs, and the other information contained in this Prospectus before making a decision to invest in the New GDRs.  The risks below are not the only ones that the Group will face.  Some risks are not yet known and some that are not currently deemed material could later turn out to be material.  Any of these risks could adversely affect the Group's future prospects, business, financial condition or results of operations, in which case the trading price of the New GDRs could decline, resulting in Holders losing all or part of their investment in the New GDRs.
Prospective investors should note that the risks relating to the Group, its industry and the New GDRs summarised in the section of this document headed "Summary Information" are the risks that the Directors believe to be the most essential to an assessment by a prospective investor of whether to consider an investment in the New GDRs. However, as the risks that the Group faces relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this document headed "Summary Information" but also, among other things, the risks and uncertainties described below.
The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the Group's business, results of operations, financial condition, prospects or the market price of the Shares.
Risks Related to the Group's Operations
The Group has made significant investments in and continues to make efforts to build its digital businesses.  However, the Group's failure to develop its digital businesses successfully would adversely affect its business, results of operations, financial condition and prospects
The Group is one of the leading providers of offline and online classified advertising in Russia and the CIS.  The Group produces 6 print titles (as at 31 December 2015), with an estimated monthly readership of over 0.5 million.  Revenue from the Group's print publishing business is, however, declining as a result of competition from the Internet and customers' changing needs and preferences. For example, in many places like Moscow, the demand for classified advertising in newspapers is declining which has a negative impact on circulation and advertising revenues and adversely affects all publishers, including the Group.  The Group is not alone in experiencing a decline in revenue from print publishing:  this is a trend that has been affecting print publishers globally over the last 10 to 15 years, with many publishers in the West having already discontinued their print titles or significantly reduced their frequency and circulation.  Very few publisher groups have managed the transition from offline to online publishing and succeeded at recouping their losses from their offline operations with those from their online operations.  The vast majority of publishing groups were either too slow at developing their online businesses or incapable of taking an adequately strong position in the online market to compensate for the weakness of their offline businesses.  As a result, the value of such groups' businesses has declined together with their profits and market positions.
While the Group's print publishing business was historically its core business, the Directors believe that the Group has made significant investments in and continues to make efforts to build its online operations.  During 2015, the Group made investments of US$5.9 million in its digital business (which included spending on advertising campaigns) and anticipates investments of approximately US$4.0 million (including spending on advertising campaigns) in 2016.  The Group now operates 9 websites, which attracted over 14.8 million unique monthly visitors as at 31 December 2015. As at 31 December 2015, 53.7 per cent. of the Group's revenues were derived from its online operations and for the three months ended 31 March 2016, this figure was 67.4 per cent.  Transitioning from offline to online publishing is a difficult process. In 2015 the Group exited from its Russian classified print publishing operations and franchised out most of its regional printing operations or otherwise closed its operations. Additionally, while the percentage of revenues derived from online operations has been growing, online revenues are trending downwards. Online revenues in the year ended 31 December 2015 decreased by US$13.7 million, or 54.4 per cent., to US$11.5 million from US$25.2 million in the year ended 31 December 2014. In local currency, the decrease comprised 30.8 per cent.   In the three months ended 31 March 2016 online revenues decreased by US$1.5 million, or 48.6 per cent., to US$1.5 million from US$3.0 million in the three months ended 31 March 2015. In local currency, the decrease comprised 37.9 per cent.

The Directors believe that in order for the Group's transition from print publishing to online publishing to succeed and for its business to grow and succeed over the long‑term, the Group must:
•	significantly increase its online operations and revenue;
•	significantly increase its online traffic;
•	expand the content, functionality and usability of its websites;
•	respond to competitive developments, industry trends and customer preferences in a timely manner;
•	attract and retain talent for critical positions;
•	take strategic steps, including forming strategic partnerships to attract more users;
•	continue to develop and upgrade its technologies, especially for mobile devices; and
•	bring new product features to market in a timely manner.
There can be no assurances that the Group will be successful in achieving these objectives.  If the Group is not successful in achieving these objectives and significantly developing its online business, it could have a material adverse effect on its business, results of operation, financial condition or prospects and the trading price of the New GDRs.
The classified advertising industry is highly competitive and the Group may not be able to compete effectively with other classified advertising businesses, thereby negatively affecting the Group's results of operations and financial condition
Online market:  In the last three years, there has been a large inflow of capital into Russian internet start-up companies.  Some businesses in the online classified advertising and ecommerce markets have flourished in this environment, having received significant fresh capital to be invested in building their brands and acquiring online traffic.  Some of these businesses have been acquired by large local and international media groups that are committed to investing in these businesses over the long term.  As a result, there has been a significant increase in the advertising and promotion of online classified advertising and in the e-commerce markets (primarily through television advertising), which has made marketing overspendings commonplace.
Offline market:  The classified advertising publishing industry is highly competitive.  In the Group's local markets, the Group competes for both advertising revenues and readership with daily and weekly local, regional and national newspapers, direct mail marketing companies, free circulation papers, specialist magazines and other classified publications targeted at the same geographic area.  The Group may not be able to compete successfully because its competitors may not need to achieve positive operating results from their businesses over the short term, may have significantly greater operating experience and brand recognition in a particular market or may have greater financial, marketing and technical expertise, enabling them to develop and enhance competing businesses and to adapt more quickly to rapid technological change and changes in the industry.
Uneconomic spending on marketing could have an impact on the Group in the future since the Group plans its marketing activities based on principles related to perceived investment return.  It may also affect the Group's brand recognition and image perception in the market because others are outspending the Group in raising their brand awareness.  The prices in certain areas, such as contextual advertising (which can help to improve online traffic), have increased as a result of heavy competition, thereby adversely impacting the Group's user acquisition costs.  The price increases will have a direct impact on the Group's marketing costs as acquiring online traffic is becoming more and more expensive.

There is also the risk that large international groups will enter the Russian online publishing market.  Other than committing a large amount of capital to marketing spending in order to develop a business' brand, the barrier to entry in online classified advertising is quite low compared to other businesses.  Competition from these large international groups could have a material adverse effect on the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs.
The Group's results of operations and financial condition would be adversely affected by a material decline in the demand for classified advertising in the future
The Group derives substantially all of its revenues from commercial display advertising sales and classified advertising sales.  Many factors could contribute to a decline in the demand for, and therefore revenue from, advertising, including economic downturns, decreases in the advertising budgets of businesses which purchase advertisements, increased competition in the markets in which the Group operates and a faster than expected switch by customers to online advertising.
The market has been moving to online advertising over the last few years and this has already had a significant impact on the Group's revenues from classified advertising.  The Group has exited the print business in Russia and offline operations in Russian regions have either been discontinued or contractually transferred to 22 separate franchise partners. Most of the franchisees sell online advertising and classified services as agents in their respective regions. The portion of bundled sales (where a customer purchases both offline and online advertisements) in some regions exceeds 80 per cent. of their total online sales. While these are split into offline and online revenues, offline revenues represent a significantly greater portion of the customer fee. As a result, significant declines in franchisees' offline revenues might have a negative spillover effect on online sales. Since the Group consolidates 100 per cent. of all online revenues generated by its subsidiaries and agents, the Group's online revenues, financial condition and prospects could be materially adversely affected.
As at 31 December 2015, approximately 46.3 per cent. of the Group's revenues were derived from its offline operations.  Revenues in Russia in the year ended 31 December 2015 decreased by US$36.4 million, or 70.3 per cent., to US$15.4 million from US$51.8 million in the year ended 31 December 2014, reflecting a decrease of US$23.7 million in offline revenues.  As a result of Group's business restructuring, online sales declined by 54.4 per cent. to US$11.5 million from US$25.2 million.  Therefore, any material decline in the overall demand for classified advertising or the demand for advertising in the Group's publications in the future would have a material adverse effect on its business, results of operation, financial condition or prospects and the trading price of the New GDRs.
The Group relies heavily on a few existing brands for a significant portion of its revenues and net income and the Group's failure to adequately maintain the strength and integrity of these brands or to develop new brands may reduce demand for the Group's services and harm its business, results of operations and financial condition
The Group's success depends in large part on its brands and their value, in particular Iz Ruk v Ruki (Russia) and Irr.ru, which generate a significant part of the Group's online revenues. The Group may be unable to maintain the strength and integrity of its existing brands either in the offline or online markets.  Iz Ruk v Ruki was established in Moscow in 1991 and though competitors have entered the market it remains one of the strongest brands in the classified market in Russia, Belarus and Kazakhstan.  Over this period management has monitored perceptions of the brand including consumer satisfaction and ensured trademarks have been protected.  Through these actions the Group has been able to protect the position of the brand and the market share of the title however there can be no assurance that the actions of the Group or any possible actions of the Group will be sufficient to protect this or other key brands in the future.  For example, other more developed online brands from large international companies could enter markets where the Group operates and erode the value of the Group's brands in those markets.  Such companies may be in a financial position to market their brands in a manner that the Group is not able to compete with or that the Group finds uneconomic.  Further, increased competition for online classified advertising in any of the Group's markets could undermine the strength of associated print publications in those local markets.  In addition, the Group is susceptible to others damaging the reputation of its brands through the infringement of the Group's intellectual property rights.
If the Group was unable to protect and maintain the strength and integrity of its brands or if the Group was required to spend heavily to protect its brands from competition or a deterioration in consumer perception of the brand the resulting fall in revenue and increased marketing costs would have a material adverse effect on its business, results of operation, financial condition or prospects of the Group and the trading price of the New GDRs.

The Group fully relies on third party providers of printing services
Printing costs represented approximately 13.1 per cent. of the Group's revenues in 2013, 11.1 per cent. in 2014, and 9.8 per cent. in 2015. Since discontinuing its previously owned printing operations in the third quarter of 2011, the Group is now fully reliant on third‑party printers to print its publications.  Because of the nature of the Group's business, it is important that such third‑party printers, in addition to providing high‑quality, high‑volume printing services on a timely basis, are able to employ appropriate security measures to prevent unauthorised access to the information contained in the Group's classified advertisements.
If the Group is unable to establish and maintain contracts with high‑quality, reliable third‑party printers on economically attractive terms and it is uneconomical in such situations to print the affected publications itself, or the Group or the Group's third‑party printers do not employ sufficient security measures to avoid the misappropriation of the contents of the Group's classified advertisements, the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs could be materially adversely affected.
If the Group fails to adequately protect its intellectual property rights or faces a claim of intellectual property infringement by a third party, the Group could lose its property rights or be liable for significant damages, which could materially and adversely affect its future activities and revenues
The Group relies primarily on a combination of locally held copyrights and trademarks and licensing and franchising agreements to protect its intellectual property.  Despite these precautions, the Group's competitors may infringe the Group's key trademarks or otherwise obtain and use the Group's intellectual property without authorisation.  Russia and the CIS generally offer less intellectual property protection than Western Europe and North America.  If the Group is unable to protect its proprietary rights against infringement or misappropriation, it could materially harm the Group's future financial results and the Group's ability to develop its business.  To prevent infringement in the future, the Group may have to file infringement claims.  Such claims can be time consuming and costly to prosecute and there can be no assurance that any such claims will be successful.  Policing unauthorised use of the Group's intellectual property is difficult and costly and the Group may not successfully prevent misappropriation of its proprietary rights.  Unauthorised use of the Group's intellectual property may damage its reputation, decrease the value of such property and reduce the Group's market share.
Any failure to protect intellectual property rights could give rise to a number of negative consequences, such as:
•	the Group may be unable to use its brand names in a number of countries in connection with certain products and services; or
•	the Group may be unable to register certain domain names.
Legal claims in connection with advertising content that the Group distributes may require it to incur significant costs, which could have a material adverse effect on the Group's future business, financial condition and results of operations
The content the Group makes available to customers through its online and offline properties could result in legal claims against it.  The Group could be subject to claims based on a variety of causes of action, including defamation, slander, libel, trademark or copyright infringement, negligence, obscenity, personal injury, invasion of privacy, data protection, false and misleading advertising, laws protecting consumers in general and other laws, based on the nature, publication or distribution of the information the Group supplies, either directly or indirectly, to readers of its publications.  The Group may incur significant costs defending any such claims, even if they do not result in liability, which may also distract management's attention from other aspects of the business.  The Group may not be able to prevent the unlawful exchange of goods or services through its offline or online properties, and the Group may suffer civil or criminal liability for unlawful activities carried out by its customers through either its online or offline properties.  The Group may have to spend substantial resources to reduce its exposure to liability for unlawful activities of its users.  Despite the fact that the Group has imposed strict policies to regulate the contents of advertisements published by it, the Group remains potentially subject to such claims.  Any costs, including litigation costs, incurred as a result of this type of liability or asserted liability could lead to the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs being materially adversely affected.

The Group does not own all of the share capital of all of its subsidiaries
Although the Group has a majority interest in, and management control of, each of its subsidiaries, a number of its subsidiaries have other shareholders who, in certain cases, hold substantial interests in these subsidiaries.  As a result of these shareholdings, these subsidiaries may be subject to additional legal or regulatory requirements, or the Group may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified majority of shareholders (either under shareholders' agreements or by operation of law). The Group may also have difficulties maintaining strategic controlling interests in its subsidiaries.  The existence of minority interests in certain of its subsidiaries may limit the Group's ability to increase its equity interests in these subsidiaries, to combine similar operations, to utilise synergies that may exist between the operations of different subsidiaries or to reorganise the Group's structure in ways that may be beneficial to it.
Currency risks may negatively affect the Group's reported financial results
The Group's reported results of operations are subject to foreign currency risk because the Group conducts its operations through subsidiaries in a number of countries.  All of the Group's subsidiaries use their local currency as their functional currency and the financial condition and results of operations of each of the Group's subsidiaries are reported in the relevant local currency and then translated into US dollars at the applicable currency exchange rate for inclusion in the Group's financial statements.
As the Group presents its financial results in US dollars, the appreciation of the US dollar against the functional currencies of certain of the Group's subsidiaries, such as the Russian ruble, Belarusian ruble and Kazakhstan tenge, would have a negative impact on the Group's reported financial results.
In addition, the Group incurs currency transaction risk whenever one of its operating subsidiaries enters into a transaction using a different currency than its functional currency.  The Group attempts to reduce currency transaction risk by matching costs and revenues in the same currency.  To the extent that the Group is unable to hedge this risk completely by matching costs and revenues the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs may be materially adversely affected.
Unanticipated technological problems or deliberate attacks to the Group's computer networks may result in reduced traffic to its websites, lower circulation for its print publications and harm the Group's reputation, financial condition and results of operations
The Group's ability to provide its online and offline products and services depends on the efficient and continuous operation of its computer hardware and software systems and the Internet.  These systems are subject to damage or interruption from human error, natural disasters, telecommunications failures, sabotage or vandalism and computer viruses.
Third parties may attempt to gain access to the Group's computer systems or viruses may be intentionally or unintentionally spread to the Group's networks, and the Group cannot be certain that it will be able to protect its computer networks from such attacks.  Any system failure that interrupts or reduces the responsiveness of any of the Group's websites, or disrupts the Group's ability to publish or distribute any of its print publications in a timely manner, could result in reduced readership and harm to the Group's reputation, brands and relations with both commercial and individual advertisers.  In addition, the inadvertent transmission of computer viruses could expose the Group to a material risk of loss or litigation and possible liability.  The Group may be required to expend significant capital and other resources to protect its systems against the threat of such viruses and unauthorised access and to rectify any damage to its systems.

The Group may have difficulty retaining or hiring the highly skilled personnel on whom its online publishing business depends
The Group's performance and future success depends on the talents and efforts of a large number of highly skilled individuals within the Group.  The Group will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of its organisation.  Competition in the Internet industry for suitably qualified employees is high.  As competition in the Internet industry increases, it may be more difficult for the Group to motivate, retain and hire highly skilled personnel.  If the Group does not succeed in retaining or motivating existing personnel or attracting additional highly skilled personnel, its business and results of operations may be materially and adversely affected.  In addition, even if sufficient numbers of highly skilled personnel can be retained, salaries may rise significantly due to competition within the Internet industry, increasing the Group's costs, which could have a material adverse effect on the Group's business, results of operation, financial condition or prospects and the trading price of the New GDRs.
The independent auditor's report on the Group's financial statements for the year ended 31 December 2015 contained a qualification in relation to goodwill and accordingly, the Group's assets may be overstated
The report on the Group's financial statements for the year ended 31 December 2015 by Group's independent auditor, ZAO Deloitte & Touche CIS, was qualified on the basis that "The decrease of revenue in 2015 amounted to $41.9 million compared to 2014 and the Group has not achieved its planned revenue and operating income targets for 2015. In our opinion, the Group's revenue decline and significant continuing underperformance against operating targets indicates an impairment of goodwill in 2015. We consider that as at 31 December 2015 goodwill is overstated by $28.3 million and net loss for the year then ended is understated by the same amount". Consequently, the Group's financial statements for the year ended 31 December 2015 may not accurately reflect its financial condition and the results of its operations.
The Group may be exposed to losses if critical accounting judgements or estimates are subsequently found to be incorrect or inaccurate
The preparation of the Group's financial statements requires management to make estimates and assumptions and to exercise judgment in selecting and applying relevant accounting policies, to ensure compliance with IFRS. An area involving a high degree of judgement, and where assumptions to the financial statements are significant, is the impairment of goodwill. If the judgements, estimates and assumptions used by the Group in preparing its historical financial information and in particular, in presenting its goodwill, are subsequently found to be incorrect, there could be material losses to the Group, which could have a material adverse effect on the Group's business, financial condition and results of operations.
Any weaknesses in the Group's management information systems and internal control systems could have a material adverse effect on its business, financial condition and results of operations
While the Group follows IFRS standards, the Group's management information systems (including financial reporting) and internal control systems are less developed in certain respects than those of similar businesses in more developed markets. If the Group is unable to maintain adequate management information systems, financial reporting functions and internal control systems, the Group's business, revenues, financial condition, results of operations, prospects or the trading price of the GDRs may be materially adversely affected.
Risks related to Russia and other Emerging Markets
The Group's businesses, and substantially all of its assets, are located in Russia and certain other emerging markets.  There are certain risks associated with an investment in Russia and other emerging markets.

General
Emerging markets such as Russia are subject to greater risks than more developed markets
Prospective investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate.  Generally, investment in emerging markets is suitable only for sophisticated investors who are familiar with and fully appreciate the significance of the risks involved in investing in such markets.  Investors should be aware that emerging markets such as Russia are subject to greater risk than more developed markets, including in some cases of economic, political and social, and legal and legislative risks.  Prospective investors should also note that emerging economies are subject to rapid change and that the information set forth herein may become outdated relatively quickly.  Moreover, financial turmoil in any emerging market tends to adversely affect prices in debt and equity markets of all emerging markets, as investors move their money to more stable, developed markets. In case of a global economic downturn, resultant financial problems and increases in the perceived risks associated with investing in emerging economies could dampen foreign investment in emerging markets such as Russia, resulting in an outflow of capital and adversely affect on the Russian economy.
Additionally, there are generally higher levels of corruption in emerging markets, including the bribing of officials for the purpose of obtaining licences or other permissions or for the purpose of initiating investigations by government agencies. A proliferation of organised or other crime, corruption and other illegal activities that disrupted the Group's ability to conduct its business effectively, or any claims that the Group was involved in corruption or illegal activities (even if false) that generated negative publicity, could have a material adverse effect on the Group's business, results of operations or financial condition.
As with any investment, there exists the risk of adverse political or regulatory developments, including, but not limited to, nationalisation, appropriation without fair compensation, terrorism, war or currency restrictions, which could have a material adverse effect on the Group's business, results of operations or financial condition. This risk is compounded where political instability has been an inherent part of a country's development. Moreover the ongoing conflict between Russia and Ukraine involving the Crimean peninsula and the related imposition of sanctions by the US and the EU against certain designated individuals and entities could have a materially adverse effect on the Group's business, financial position, results of operations and prospects, as well as the price of the New GDRs (see also "The Group faces risks associated with the sanctions imposed as a result of the ongoing conflict between Russia and Ukraine involving the Crimean peninsula and certain parts of Eastern Ukraine").  Prospective investors are urged to consult with their own legal and financial advisers before making an investment in the New GDRs.
Fluctuations in the global economy may have an adverse impact on emerging markets' ability to attract future capital, as well as on the Group's financial condition and prospects
Companies located in emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could cause them to experience financial difficulty.  Further, in periods of unstable economic and financial conditions, companies operating in emerging markets can face particularly severe liquidity constraints as investors move their money to more stable developed markets, as was the case during the global financial crisis.
The availability of credit to entities operating within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and thus, any factors that impact market confidence (for example, a decrease in credit ratings or state or central bank intervention) in one market could affect the price or availability of funding for entities within any of these markets.
Political risks
Changes in Russian government policy, other government actions or political tensions within Russia could adversely affect the value of investments in Russia
Future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity.  The Russian parliamentary elections are scheduled for December 2016 and might represent an additional source of political uncertainty if there are allegations of voting irregularities (as was the case in the 2011 Russian parliamentary elections and the 2012 Russian presidential elections).  Future shifts in governmental policy and regulation in Russia also could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could have a material adverse effect on the value of investments relating to Russia and the New GDRs in particular, as well as on the Group's business, its financial position or prospects.
Emerging markets such as Russia are also subject to heightened volatility based on political and economic conflicts.  Any disruption or reversal of the reform policies or any recurrence of political or governmental instability or significant and recurring terrorist attacks may lead to deterioration in Russia's investment climate and trading volatility. This could have a material adverse effect on the value of investments relating to Russia and as such on the Group's business, its ability to obtain financing in the international markets and hence its business, results of operation, financial condition or prospects and the trading price of the New GDRs.

The implementation of government policies targeted at specific individuals or companies could have an adverse effect on investments in Russia and the Group's business
While the political and economic situation in Russia has generally become more stable and conducive to investment, in recent years Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion and related charges.  In some cases, the result of such prosecutions has been the imposition of prison sentences for individuals and significant claims for unpaid taxes from, according to the Russian press, companies such as Mechel, Yukos, TNK‑BP and Vimpelcom.  Some analysts contend that such prosecutions and claims for unpaid taxes demonstrate a willingness to reverse key political and economic reforms of the 1990s and have resulted in significant fluctuations in the market price of the securities of Russian companies as well as negatively impacted foreign direct and portfolio investment in Russia.  Other analysts, however, believe that these prosecutions are isolated events that relate to the specific individuals and companies involved and do not signal any deviation from broader political and economic reforms or a wider programme of asset redistribution.  The occurrence of similar events in the future could result in the deterioration of Russia's investment climate, and such a result could adversely affect the Group's business, results of operations, financial condition or prospects and the trading price of the GDRs.  See also "– Legislative and Legal Risks – The Group could be subject to arbitrary government action".
The Group faces risks associated with Russia's relations with regional countries such as the ongoing conflict between Russia and Ukraine involving the Crimean peninsula and certain parts of Eastern Ukraine and the ongoing Turco-Russian confrontation
The continuing significant civil and political crisis in Ukraine and the armed conflict in Eastern Ukraine have affected Russia's relations with the European Union, the US and certain other countries.  In February 2014, following a change of government in Ukraine, the Crimean parliament declared independence from Ukraine and made a formal request to join the Russian Federation. On 18 March 2014, Russia and Crimea signed a treaty of accession of the Republic of Crimea (including the city of Sevastopol) to the Russian Federation despite significant protests from certain members of the international community, particularly the US and the European Union (the "EU") which condemned the vote as unlawful. On 27 March 2014, the United Nations General Assembly passed a resolution that declared the Crimean referendum invalid and the annexation of Crimea into Russia illegitimate.
Russia is also currently in a period of heightened tensions with Turkey. On 24 November 2015, the Turkish Air Force shot down a Russian Air Force Su-24 fighter-bomber after it allegedly violated Turkish Airspace over Hatay Province. Turkey's actions caused a crisis between the two nations, culminating in the Russian Federation Executive Order dated 28 November 2015 "on measures to ensure Russia's national security and protection of Russian citizens against criminal and other illegal acts and on the application of special economic measures against Turkey". Amongst other things, the Order implements an import ban on certain Turkish products, as well as suspends visa free travel for Turkish citizens. While the Order does not currently include capital measures, further implementation measures are possible.
Emerging markets such as Russia are subject to heightened volatility based on diplomatic and military conflicts. The emergence of new or escalated tensions between Russia and Ukraine or Russia and Turkey, including the imposition of trade sanctions or embargoes, could negatively affect the Russian economy and those of other CIS countries, including the Group's current and future CIS markets, which could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
The Group faces risks associated with the sanctions imposed as a result of the ongoing conflict between Russia and Ukraine involving the Crimean peninsula and certain parts of Eastern Ukraine
In response to the developments in Ukraine and Crimea, the US and the European Union have imposed sanctions on a number of Ukrainian and Russian officials and former officials and several Russian companies, banks and individuals, with the consequence that entities and individuals in the US and the European Union cannot do business with them or provide funds or economic resources to them and further, their assets in the relevant sanctioning jurisdictions are subject to seizure and the individuals subject to visa bans. In addition, the US and the European Union have applied "sectoral" sanctions to Russian companies within the banking sector, oil and gas sector and on military defence companies. The principal consequence of the "sectoral" sanctions is that several leading Russian banks are restricted from accessing Western capital. The current sanctions regime is the result of multiple extensions by the US and the European Union both in the terms and the scope of sanctions, the most recent of which was given effect in autumn 2015.

In response to the sanctions, Russia imposed similar sanctions on a number of individuals in the US (principally government officials) and also, on 6 August 2014, imposed bans on the importations of certain food stuffs from the US and EU. Russia may adopt further restrictions or retaliatory sanctions in the future.
The reaction of Western countries to the events in Eastern Ukraine and Crimea and in particular, the sanctions, has adversely affected the Russian economy and Russia's financial markets, increased the cost of capital and capital outflows, and worsened the investment climate in Russia. In the course of 2014 and 2015, each of S&P, Moody's and Fitch downgraded the Russian sovereign rating, most recently S&P lowered Russia's long-term foreign currency sovereign bond rating to "BB+" with negative outlook in January 2015, Moody's cut its sovereign rating for the Russian Federation to Ba1 with negative outlook in February 2015 and Fitch downgraded Russia's long-term foreign and local currency rating to "BBB-" with negative outlook in January 2015, resulting in two out of three ratings of the big three rating agencies falling below investment grade.
While we believe that we are in compliance with the sanctions insofar as they apply to transactions with sanction targets, no assurance can be given that these policies and procedures will be effective or that our compliance will not be challenged, particularly given the short time period in which the sanctions have been in place, the lack of enforcement history of the sanctions and uncertainty regarding the precise extent of applicability of the sanctions. In addition, in light of the large number of our customers, suppliers and contractual counterparties, our risk management policies and procedures may fail to identify and/or prevent or mitigate the risk of engaging in impermissible transactions with parties subject to sanctions. Such risk, if it materialised, could result, among other things, in criminal or administrative penalties or fines imposed on us or damage to our brand name and reputation, which in turn could materially adversely affect our business, results of operations, financial condition and prospects.
Economic risks
Economic instability in Russia and other markets in which the Group operates could harm the Group's business and investment plans
Because the economies of Russia and the other emerging markets in which the Group operates are in different stages of development, the Group's future results could be adversely affected by a variety of factors, including:
•	changes in a specific country or group of countries' economic conditions;
•	the programmes of reform of economic and government policies undertaken over the last several years in some or all of the countries in which the Group operates, which may have affected and may continue to affect general market conditions in those jurisdictions. The Group's financial position and results of operations, and the price of the New GDRs, may be particularly affected by unemployment levels, inflation, exchange rate policy and interest rates;
•	potentially negative consequences from any changes in tax laws affecting us;
•	differing labour regulations in various jurisdictions; and
•	changes in regulatory environments.
The Group's overall success as a business depends, in part, upon its ability to operate in these differing and sometimes fast‑changing economic, regulatory, social and political environments.
From 2000 until the first half of 2008, Russia experienced rapid growth in its GDP, higher tax collections and increased stability of the ruble, providing a degree of economic soundness.  However, the Russian economy was adversely affected by the global financial and economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world.  Even though the Russian economy has strengthened between 2010 and 2014, the growth rate has decelerated each year from 4.5 per cent. in 2010, to 4.3 per cent. in 2011, 3.4 per cent. in 2012, 1.3 per cent. in 2013 and 0.7 per cent. in 2014. In 2015 the Russian GDP contracted by 3.7 per cent., representing the biggest drop in six years. According to the World Bank, Russia's real GDP is expected to contract by 1.9 per cent. in 2016.

As Russia produces and exports large quantities of crude oil, natural gas and other commodities, the Russian economy is particularly vulnerable to fluctuations in the prices of crude oil, natural gas and other commodities on the world market.
There can be no assurance that a future economic crisis will not have a negative effect on investors' confidence in the Russian markets or economy or the ability of Russian‑based groups to raise capital in the international capital markets, any of which, in turn, could have a material adverse effect on the Russian economy.  Any deterioration in the general economic conditions in Russia could adversely influence the level of demand for the Group's services, and therefore could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Inflation could increase the Group's cost base
The inflation rate in Russia was 6.5 per cent. and 11.4 per cent. in 2013 and 2014, respectively. The Russian economy is highly dependent on the performance of the oil and gas sector and following a rapid fall of oil prices in the world markets in the second half of 2014, the ruble depreciated strongly against the US dollar and other key currencies, causing the Central Bank of Russia to hike its benchmark rate in response to the rapid currency devaluation. As a consequence of that decision, inflation in Russia accelerated and reached 12.9 per cent. in 2015, The Group's costs, in particular salaries, are sensitive to rises in the wage inflation rate in Russia.  As a result, high wage inflation could increase the Group's costs and erode margins. There can be no assurance that the Group will be able to increase prices or otherwise maintain its margins.
Social risks
Social instability, including that caused by worsening economic conditions, turmoil in the Russian financial markets or differing political views, could lead to labour and social unrest
The past failures of the Russian government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labour and social unrest.  Moreover, deteriorating economic conditions and turmoil in the financial markets in Russia may result in high unemployment, the failure of state and private enterprises to pay full salaries on time and the failure of salaries and benefits generally to keep pace with the increasing cost of living.  These conditions have already led to a certain amount of labour and social unrest that may continue or escalate in the future.  Labour and social unrest could have political, social and economic consequences, such as increased support for a renewal of centralised authority; increased nationalism, with support for re‑nationalisation of privatised property, or expropriation of or restrictions on foreign involvement in the economy of Russia; and increased violence.
Any of these could have an adverse effect on confidence in Russia's social environment and the value of investments in Russia, could restrict the Group's operations and lead to a loss of revenue, and could otherwise have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Crime and corruption could disrupt the Group's ability to conduct its business
The economic changes in Russia in recent years have resulted in significant dislocations of authority. The local and international press have reported that significant organised criminal activity has risen.  In addition, there are reportedly high levels of corruption, including the bribing of officials for the purpose of obtaining licences or other permissions, for the purpose of obtaining a right to supply goods or services to the state or major purchasers, or for the purpose of initiating investigations by government agencies.  Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further their own interests or the interests of certain individuals.  Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. Recent reports in the media have suggested that such practices continue to exist in the country, including as tactics in connection with the acquisition of companies or their assets by so‑called "raiders". Any allegations of the Group's involvement in such practices would pose a risk of prosecution and of possible criminal or administrative liability or reputational damage.  The proliferation of organised or other crime, corruption and other illegal activities that disrupt the Group's ability to conduct its business effectively, or any claims that it has been involved in corruption, or illegal activities (even if false) that generate negative publicity, could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.

Legislative and legal risks
Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia
The Russian legal framework applicable to a market economy is still under development.  Since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime established by the 1993 Federal Constitution, the Civil Code, other federal laws, decrees, orders and regulations issued by the Russian President, the Russian government and federal ministries, which are, in turn, complemented by regional and local rules and regulations.  These legal standards at times overlap with or contradict one another.  The recent nature of much Russian legislation and the rapid evolution of the Russian legal system cast doubt on the enforceability and underlying constitutionality of certain laws and result in ambiguities, inconsistencies and anomalies.
In addition, the powers of the various Russian agencies (including the CBR) are not always clearly delineated, which may lead to administrative and/or legal conflicts and challenges to transactions authorised and/or entered into by the relevant agencies with third parties, including in connection with the New GDR Offering.
Russia is a civil law jurisdiction, and, as such, judicial precedents generally have no binding effect on subsequent decisions.  Among the risks of the current Russian legal system are:  the limited availability of judicial and administrative guidance on interpreting Russian legislation; substantial gaps in the regulatory structure due to delay or absence of implementing legislation; the relative inexperience of judges and courts, especially in lower courts, in interpreting Russian legislation and in business and corporate law generally; the relative lack of independence of the judiciary; the difficulty in enforcing court judgments in practice; and corruption and bankruptcy procedures that are insufficiently developed and subject to abuse.  All of these weaknesses could affect the Group's ability to enforce its legal rights in Russia, including rights under contracts, or to defend against claims by others in Russia, which could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Furthermore, there are currently few laws or regulations applicable to commercial online services or the Internet in Russia, and commercial activities via the Internet are mainly regulated by Russian general civil legislation.  The current regulatory environment for Internet industry is uncertain.  Due to the specific nature of Internet related activities, application of general legislation results in different interpretations of the courts and regulatory agencies and gives rise to legal uncertainty.  Potential amendments to current legislation, addressing specific aspects of Internet‑related activities and increase of the regulatory framework may require further investments, lead to changes to the business models for some of the Group's activities or render them unprofitable.  Regulatory and court authorities may disagree with the Group's interpretations of existing laws or regulations or the applicability of such laws or regulations to the Group's business, or they may alter their views on the activities of certain of the Group's companies due to changes in the applicable regulatory framework, interpretations of existing laws or regulations or otherwise.  If the Group fails to comply with existing or future regulatory or other legal requirements, it could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Government regulation of the Internet, and requirements related to data protection, could adversely affect the Group's business.
The Internet and its associated technologies are subject to government regulation.  As an example, the Group collects, stores, and transfers personal data, and accordingly falls within the scope of the Russian Law on Personal Data, which requires the Group to notify the appropriate governmental authority, Roscomnazdor, of the Group's intent to process such data, and to comply with specific provisions of that law including obtaining user consent to the use of certain data, implementation of certain security requirements designed to protect such data.

New laws and regulations, or new interpretations of existing laws and regulations, may be adopted with respect to the Internet or other online services the Group provides.  Similarly, the application of existing laws, including anti‑gambling laws and other legislation, to new Internet services may be uncertain or open to different interpretations, which could expose the Group to increased compliance risks. The Group, and its third‑party providers, may also be subject to the laws and regulations of other jurisdictions where the Group's, and its third‑party providers', products and services are available.
In addition, effective from 1 September 2015 personal data of Russian citizens must be processed with the use of databases which must be physically located in the Russian Federation. The Russian regulator in the area of personal data (the Ministry of Communication and Mass Media, the "Ministry") has published guidance on application of this new restriction. In particular, the Ministry has elaborated that while the new data storage requirements do not restrict the cross-border transfer of personal data of Russian citizens outside of Russia (subject to their consent), storing such data in a foreign database ("secondary database") is allowed, provided that such data is primarily collected, stored and kept updated in a database located in Russia ("primary database"). The secondary databases can be used, for example, for the purposes of keeping a back-up copy. The Ministry has confirmed that it is possible to have a foreign duplicate copy of a Russian database. Importantly, the Ministry provided two examples of when keeping Russian personal data outside of Russia is allowed:
•	if the processing of such data falls under one of the exemptions, provided in the Federal Law on Personal Data (i.e. if such processing is necessary (i) to achieve goals prescribed by an international treaty or other Russian laws and necessary for the operators to perform their functions, authorities and obligations imposed on them by Russian laws; (ii) for the administration of justice or enforcement proceedings; (iii) for the provision of public/municipal services by the Russian state and municipal authorities, local government authorities and entities; and (iv) to implement a journalist's professional activity and/or the legitimate activities of the mass media or scientific, literary and creative activities.); and/or
•	if the processing of such data does not fall under one of the exemptions but the volume of data kept in the foreign database is less than or equal to that kept in the database located Russian Federation.
The Ministry has also confirmed that providing remote access to primary databases to someone located outside of Russia is not prohibited.
The key risk for non-compliance with the new data localisation requirements is that, subject to a claim brought by a Russian citizen (subject matter of the claim may be broadly defined as 'processing of personal data in a manner which violates Russian personal data legislation'), certain websites could be included in the special register of violators and possibly blocked upon demand of the Federal Service.
While the Group believes it is currently in compliance with all applicable laws and regulations, the Group's failure, or the failure of its third party providers, to accurately anticipate the application of laws and regulations affecting the Group's products and services and the manner in which the Group delivers them, or any other failure to comply, could create liability for the Group, result in adverse publicity, or could otherwise have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
The law relating to Russian corporate governance and control may be subject to inconsistent application and may be difficult to enforce
A significant number of the Group's operating subsidiaries are organised and operating in Russia and hold most of their assets in Russia.  Accordingly, corporate actions by such subsidiaries, and the rights of the Company as their controlling shareholders, are subject to mandatory rules of Russian corporate law.  Corporate governance standards in Russia and certain other jurisdictions where the Group has subsidiaries are not as developed as corporate governance standards in Western European countries or the United States and generally provide less protection for investors.  In particular, corporate governance practices in Russia have suffered from a lack of transparency and informational disclosure (both to the public and to shareholders), a lack of independence of directors and insufficient regulatory oversight and protection of shareholders' rights.

In addition, as with other areas of Russian law, the Russian courts' interpretation of corporate law concepts are at times subject to inconsistent interpretation and application by the courts (see "– Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and business activity in Russia").  For example, there are conflicting interpretations as to when shareholder approval of a transaction is required as a "major transaction" or, alternatively, when the transaction may be validly authorised by a decision of the company's appointed officers.  Accordingly, the Group may be subject to an increased burden in seeking to comply with all reasonably possible interpretations of such requirements or may find itself in formal non‑compliance with such requirements.  These uncertainties could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Shareholder liability under Russian corporate law could cause the Company to become liable for the obligations of its subsidiaries
The Civil Code, Federal Law No. 208‑FZ "On Joint Stock Companies" dated 26 December 1995, as amended, and Federal Law No. 14‑FZ "On Limited Liability Companies" dated 8 February 1998, as amended, provide that shareholders in a Russian joint stock company or participants in a Russian limited liability company generally are not liable for that company's obligations and bear only the risk of loss of their investment. As a result of an ongoing reform, the Civil Code was supplemented with a provision (Article 53.1(3) of the Civil Code), which established the liability of a person who de facto controls the company's activities, including giving mandatory instructions to persons acting on behalf of the company. Any attempts to exclude or limit such person's liability will be void.
Additional shareholder liability may arise if one person (the "Effective Parent") gives instructions or provides a consent to another person (the "Effective Subsidiary") to enter into transactions. The Effective Parent bears joint and several liability for transactions concluded by the Effective Subsidiary in carrying out business decisions if:
•	the Effective Parent's decision‑making capability is provided for in the charter of the Effective Subsidiary or in a contract between the Effective Parent and the Effective Subsidiary; and
•	the Effective Parent gives binding directions to the Effective Subsidiary and the company has entered into those transactions pursuant to instructions given by or a consent from the Effective Parent.
This rule, however, has been softened, i.e. it is not applicable when (i) the Effective Parent approved a transaction by way of a vote at a general meeting of the Effective Subsidiary; and (ii) the transaction has been approved by a corporate body (e.g. board) of the Effective Parent if such approval has been stipulated in the charter of the Effective Parent and/or Effective Subsidiary.
Moreover, an Effective Parent is secondarily liable for an Effective Subsidiary's debts if the Effective Subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the Effective Parent.  The Effective Parent's liability will be triggered if it has exercised a possibility to give binding instructions to the Effective Subsidiary knowing that this could result in Effective Subsidiary's insolvency.  Similarly, other shareholders of the Effective Subsidiary may claim compensation for the Effective Subsidiary's losses from the Effective Parent that causes the Effective Subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses.
The Company could be found to be the Effective Parent of its subsidiaries, in which case it could become liable for their debts, which could have a material adverse effect on its business, results of operations, financial condition or prospects and the trading price of the New GDRs.

A Russian legal entity may be liquidated on the basis of formal non‑compliance with certain requirements of Russian law
Russian law provides for certain requirements that should be complied with in the course of establishing and reorganising a Russian company, or during its operation.  Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non‑compliance with certain requirements during the formation of such entity or during its operation; for example, if it has or has had net assets lower than its share capital.  In certain cases the registering state authority even without a court decision may liquidate a Russian legal entity.  Some Russian courts, in deciding whether or not to order the liquidation of a company, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company and its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation.  This judicial approach is supported by a decision of the Constitutional Court of the Russian Federation that held that even repeated violations of law may not serve as a basis for the involuntary liquidation of a company, and instead consideration should be given to whether the liquidation would be an appropriate sanction for such violations.  The Group believes that the Company and its subsidiaries have been capable of meeting all of their respective tax and other third party obligations in a timely fashion.  However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict.  If a Russian court or a governmental authority were to take a position unfavourable to the Group, it may need to restructure its operations, which could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
The Group could be subject to arbitrary government action
The Government authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations.  Moreover, government authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts.  Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions.  Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances or registrations or to void transactions, seemingly for political purposes.  Standard & Poor's, a division of McGraw Hill Companies, Inc., has expressed concerns that "Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups".
In particular, businesses in Russia that interact with the media or may be perceived to be interacting with the public in a manner that is critical of government policy or in a manner that advertises opposition to the government or is perceived to promote the interests of those in opposition to the government may find themselves subject to arbitrary government action.  In this environment, the Group's competitors may receive preferential treatment from the government, potentially giving them a competitive advantage.  Although arbitrary, selective or unlawful government action may be challenged in court, such action, if directed at the Group or its shareholders, could lead to termination of contracts, civil litigation, criminal proceedings and imprisonment of key personnel, any of which could have a material adverse effect on the Group's business, results of operations, financial condition or prospects and the trading price of the New GDRs.
Risks related to the New GDRs
Hürriyet Invest's controlling interest in the Company could lead to the Company undertaking actions contrary to the interests of minority shareholders and blocking actions in the interests of minority shareholders
As at the date of this Prospectus, Hürriyet Invest directly controls 78.57 per cent. of the Company's issued share capital.  Hürriyet Invest is a member of the Hürriyet group.  After the New GDR Offering, Hürriyet Invest will control at least its current 78.57 per cent. of the Company's issued share capital and, depending on the level of New GDRs subscribed for by Eligible Holders and New Shares subscribed for by other shareholders, up to 97.3 per cent. of the Company's issued share capital.  Although Hürriyet Invest is a private limited company in The Netherlands that is subject to the disclosure obligations applicable to public companies in The Netherlands, Hürriyet Invest has the power to pass resolutions of the general meeting in respect of most matters to be decided by a vote of the general meeting and, as long as it holds the majority of the Company's shares, will control appointments to the Board of Directors and will have an effective veto in respect of resolutions of the general meeting.

This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company, could deprive shareholders of an opportunity to receive a premium for their Shares as part of a sale of the Group and might affect the market price of the GDRs.  The interests of Hürriyet Invest may differ from those of other shareholders, and actions taken by Hürriyet Invest, including company reorganisations and capital raising transactions, may be unfavourable to the Company and minority shareholders.  Any such actions could have a material adverse effect on the Company and the market price of the New GDRs.
Existing GDR Holders who are not Eligible Investors and Eligible Investors who do not respond to the New GDR Offering or whose Subscription Cards do not reach the Depositary by the GDR Expiration Time will lose the opportunity to subscribe for New GDRs at the New GDR Subscription Price and will face dilution and will receive no compensation
Existing GDR Holders who are not Eligible Investors will not be able to subscribe for New GDRs in the New GDR Offering.  In addition, Eligible Investors who do not respond to the New GDR Offering or whose Subscription Cards do not reach the Depositary by the GDR Expiration Time will lose their rights to subscribe for New GDRs.  All such Holders who are either unable or unwilling to make subscription for the New GDRs will not be compensated for any failure to subscribe.
To the extent that the New GDR Subscription Price is below the market price of the existing GDRs, all such non‑participating existing Holders, or any existing Holders who are only partially participating in the New GDR Offering through subscription for a number of New GDRs below their Regular Entitlement, will experience a decrease in the percentage interest they hold in the Company's share capital, in the percentage of voting rights they are entitled to exercise, and the economic value of their GDR holding may be diluted after the New GDR Offering.
Risks related to the GDRs
The price of the GDRs may be affected by the New GDR Offering
After the New GDR Offering an active trading market for the GDRs may not be sustained.  The New GDR Subscription Price may not be indicative of the price at which the GDRs will trade following completion of the New GDR Offering.  The market price of the GDRs could also be subject to significant fluctuation, and investors may not be able to resell the GDRs at or above the New GDR Subscription Price.  Moreover, sales of a substantial number of the GDRs in the public markets following the New GDR Offering, or the possibility that these sales may occur could have a material adverse effect on the price of the GDRs or could impair the Company's ability to obtain further capital through an offering of equity securities.
The Shares underlying the GDRs are not listed and may be illiquid
Unlike many other global depositary receipts traded on the London Stock Exchange, the Company's Shares are neither listed nor traded on any stock exchange, and the Company does not intend to apply for the listing or admission to trading of its Shares on any stock exchange.  As a result, a withdrawal of Shares by a holder of GDRs, whether by election or due to certain events described under "Terms and Conditions of the Global Depositary Receipts" will result in that holder obtaining Shares that are significantly less liquid than the GDRs and the price of those Shares may be discounted as a result of such illiquidity.
Shares represented by GDRs will be registered in the name of the Depositary and therefore holders of GDRs may not be able to exercise all of the rights that would be afforded to them if they were a registered holder of Shares in the Company
The Shares represented by GDRs will be registered in the name of the Depositary.  As such, the Depositary (and not the holders of GDRs) will be recognised as a member of the Company under Jersey law and the Articles in respect of such Shares.  Holders of GDRs may therefore not be able to exercise all of the rights that they would be entitled to exercise under the Companies (Jersey) Law 1991, as amended (the "Jersey Companies Law") or the Articles if they were registered members of the Company.  Such rights include, but are not limited to, the right to attend and vote at general meetings of the Company, the right to receive distributions declared on Shares and the ability to enforce directly the provisions of the Articles.  The rights of holders of GDRs pursuant to the Deposit Agreement are summarised in "Terms and Conditions of the Global Depositary Receipts" of this Prospectus.

NEW GDR OFFERING STATISTICS
New GDR Subscription Price	US$0.21 per New GDR
Depositary's issuance fee	US$0.05 per New GDR
Deposit amount payable by Eligible Investors	US$0.26 per New GDR
Basis of New GDR Offering	7 New GDRs for every 1 Existing GDR
Number of Shares in issue on the date of this document	60,000,000
Number of Shares in issue represented by GDRs on the date of this document	12,189,329
Number of New Shares to be issued by the Company pursuant to the Pre-emptive Share Offering	420,000,000
Number of New GDRs to be issued pursuant to the New GDR Offering	85,325,303
Number of Shares in issue immediately following completion of the Pre-emptive Share Offering	480,000,000
New Shares as a percentage of the enlarged issued share capital of the Company immediately following completion of the Pre-emptive Share Offering and the New GDR Offering	87.5%
Estimated gross proceeds receivable by the Company	Approximately US$88.2 million
Estimated net proceeds receivable by the Company after deduction of estimated expenses of the offer	Approximately US$87.9 million

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
Each of the times and dates in the table below is indicative only and may be subject to change.
Record Date of entitlement under the New GDR Offering	Close of business on 11 August 2016
Despatch of Subscription Cards to Eligible Investors	12 August 2016
Start of subscription period	12 August 2016
Existing GDRs marked "ex‑rights" by the London Stock Exchange	8.00 a.m. on 12 August 2016
Latest time and date for receipt by the Depositary of completed Subscription Cards and payment in full	12.00 p.m., London time on 25 August 2016
Announcement of Results of the New GDR Offering	26 August 2016
Application for Admission (if applicable)	26 August 2016
Issuance of New Shares to the Depositary	1 September 2016
Issuance of the New GDRs and crediting of brokerage accounts of participating investors in DTC, Euroclear and Clearstream	As soon as practicable after the deposit of New Shares
Dealings in the New GDRs commence on the London Stock Exchange	8.00 a.m. on 1 September 2016

(1)	The times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by the Company, in which event details of the new times and dates will be notified to the FCA, the London Stock Exchange and, where appropriate, Eligible Investors via the Depositary.
(2)	Reference to times in this document are to London times unless otherwise stated.

IMPORTANT INFORMATION
Preparation of Financial Information
The Company's audited consolidated financial statements in respect of the years ended 31 December 2013, 31 December 2014 and 31 December 2015 (collectively, the "Annual Financial Statements") and the unaudited press releases published by the Company containing financial information in respect of the three months ended 31 March 2015 and 31 March 2016 (collectively, the "Interim Financial Updates" and together with the Annual Financial Statements, the "Historical Financial Information") incorporated into this Prospectus by reference have been prepared in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted by the European Union.
To maintain the transparency and comparability of the Annual Financial Statements, financial information for the year ended 31 December 2013 previously presented in the 2013 Financial Statements were restated in the comparatives presented in the consolidated financial statements for the year ended 31 December 2014.
The 2013 Financial Statements were restated due to misclassification of a loss pertaining to dividends to non-controlling interests between non-controlling interest and equity holders of the Group amounting to $1.7 million (as explained in note 30 on page 78 of the 2014 Financial Statements).
Non‑GAAP financial measures
The key operating indicators the Group uses to measure the performance of: (i) its consolidated operations are Adjusted EBITDA, Adjusted EBITDA margin and organic revenue; and (ii) its online and offline business units are Operations EBITDA (operating profit before certain expenses) and Operations EBITDA margin.
The Group defines Adjusted EBITDA as net (loss)/profit for the period from continuing operations before income tax benefit/(expense), financial expenses, financial income, depreciation and amortisation, movement in allowance for doubtful trade and other receivables, impairment charges and certain non-recurring gains and losses (including foreign exchange gain and loss, loss/gain on sale of assets, loss/gain on disposal of subsidiaries), and Adjusted EBITDA margin as the ratio of Adjusted EBITDA to revenues.
The Group defines Operations EBITDA (or operating profit before certain expenses) as Adjusted EBITDA before management service expenses or corporate costs (which include the expenses of the Group's holding companies, namely, the Company, Mirabridge International B.V., Pronto Invest B.V., Publishing House Pennsylvania Inc., and Pronto Moscow Ltd. Istanbul Liaison Office) and Operations EBITDA margin as the ratio of Operations EBITDA to revenues.  Оn a consolidated level the Group calculates Operations EBITDA for offline and online business units.
Organic revenue is the total revenue excluding the revenue of the disposed subsidiaries during the reporting period and, accordingly, excluded from the comparable periods.
None of Adjusted EBITDA, Adjusted EBITDA margin, Operations EBITDA or Operations EBITDA margin or organic revenue is defined under IFRS.  The Group presents Adjusted EBITDA (and the related measures Adjusted EBITDA margin, Operations EBITDA and Operations EBITDA margin) because it is the measure the Group uses to evaluate the performance of its operating units and because it is a widely accepted financial indicator of a company's ability to incur and service debt.  However, Adjusted EBITDA:  (a) is not intended to be a performance measure that should be regarded as an alternative to, or as more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, as a measure of liquidity; (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses; (c) should not be a consideration in isolation or as a substitute for measures of performance prepared in accordance with IFRS; and (d) may be calculated differently by other companies operating in the same industry as the Group, or may be used for different purposes than the purposes the Group uses it for, limiting its usefulness as a comparative measure. Similarly, organic revenue is represented as an additional measure to assess the performance of the consolidated group, but is not intended to be regarded as an alternative to revenue calculated in accordance with IFRS.

The Historical Financial Information included and incorporated by reference in this Prospectus is not intended to comply with United States Securities and Exchange Commission reporting requirements.  Compliance with such requirements would require the modification, reformulation or exclusion of certain financial measures.
Organic revenue, Adjusted EBITDA and Operations EBITDA
In order to measure the performance of its operations that have been within the Group for at least the preceding 12 months (or longer) in any given financial period, the Group reports its Adjusted EBITDA and Operations EBITDA Accordingly, when calculating Adjusted EBITDA and Operations EBITDA, the Group includes only the contribution attributable from its operations that have been consolidated in the Group's Annual Financial Statements for at least the preceding 12 months. This excludes the effect of discontinued operations.
The Group also excludes the effect of foreign currency fluctuations when calculating Adjusted EBITDA and Operations EBITDA.
For information on the Non‑GAAP financial measures presented in this Prospectus, see "Operating and Financial Review – Overview – Non‑GAAP Financial Measures".
Market, Economic and Industry Data
Market data used in this Prospectus, including without limitation under the "Business section", has been extracted from official and industry sources and other sources we believe to be reliable.  Throughout this Prospectus, we have also set forth certain statistics, including statistics in respect of numbers of advertisements, circulation and market share, from industry sources and other sources that we believe to be reliable.  Such information, data and statistics may be approximations or estimates or use rounded numbers.  The sources of such information have been set out where the third party information is disclosed in this Prospectus.  The Company has accurately reproduced such information and, as far as it is aware and is able to ascertain from information published by such third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.
In this Prospectus, we refer to management's estimates of readership figures.  In arriving at such figures, management has, in accordance with industry standard convention, multiplied paid circulation by three.  An individual copy of a publication distributed free of charge is assumed to have one reader.
In this Prospectus, we have derived our competitive position principally on the basis of geographic reach within a given market and by reference to the number of classified advertisements included in our and our competitors' publications as determined by management in the course of in‑house prepared and tracked surveys conducted by the Group on a monthly basis.  We have estimated our website's competitive positions on the basis of traffic rankings compiled by third party analysts and our own determination of the number of advertisements on our and our competitors' websites.
Certain Definitions
In this Prospectus, unless the context requires otherwise, all references to "TME" "we" "us", "our" or "Group" are to the Company and its consolidated subsidiaries, associates and joint ventures taken as a whole.
In this Prospectus, all references to "US" are to the United States of America, all references to "UK" are to the United Kingdom and all references to the "EU" are to the European Union and its member states as of the date of this Prospectus.  Where in this document we refer to "Russia and the CIS" in the context of our business or operations, or the markets in which we operate, except where the context indicates otherwise, we refer only to Russia and the member states of the Commonwealth of Independent States other than Russia in which we currently have operations: Belarus and Kazakhstan.
All other references to "CIS" are to the member states of the Commonwealth of Independent States: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Currency Presentation
In this Prospectus, all references to "RUR" and "ruble" are to the currency of the Russian Federation ("Russia"), all references to "BYR" and "Belarusian ruble" are to the currency of Belarus, all references to "KZT" and "tenge" are to the currency of Kazakhstan and "euro" are to the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, and all references to "US$" and "US dollar" are to the currency of the United States of America.  No representation is made that the ruble or US dollar amounts referred to herein could have been or could be converted into rubles or US dollars, as the case may be, at these rates, at any particular rate or at all.  See "Exchange Rate Information."
Rounding
Certain figures included in this Prospectus have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
Exchange Rate Information
Our main functional currency is the Russian ruble, the official currency of Russia, where most of our assets and operations are located.  Our Historical Financial Information is presented in US dollars.  As a result, fluctuations in the value of the ruble against the US dollar may affect these results when translated into US dollars.  Gains and losses arising from the translation are reported separately in the cumulative translation account as part of other comprehensive income.  See "Risk Factors – Currency risks may negatively affect the Group's reported financial results," "Operating and Financial Review – Principal Factors affecting the Group's Results of Operations – Reporting Currency".
The table below sets forth, for the periods and dates indicated, certain information regarding the exchange rate between the US dollar and the Russian ruble, Belarusian ruble and Kazakhstan tenge and euro based on the exchange rates published on the websites of the central banks of each of those countries.  Fluctuations in the exchange rates between the US dollar and these currencies in the past are not necessarily indicative of fluctuations that may occur in the future.  These rates may also differ from the actual rates used in the preparation of the Historical Financial Information and other information presented in this Prospectus.
Average and Closing Rates versus the US dollar
	Year ended 31 December
Country	2013	2014	2015
Belarus (BYR)
Average	0.00011	0.00009	0.00006
Closing	0.0001	0.0001	0.00005
Kazakhstan (KZT)
Average	0.0066	0.0056	0.0045
Closing	0.0065	0.0055	0.0029
Russia (RUR)
Average	0.0314	0.026	0.0164
Closing	0.0306	0.0178	0.0137
Euro (EUR)
Average	0.7533	0.7576	0.9012
Closing	0.7251	0.8020	0.9185

Source: Central bank websites
No representation is made that the US dollar amounts referred to in this Prospectus could have been or could be converted into any currency at the above exchange rates, at any other rate or at all.

Forward Looking Statements
This Prospectus includes forward‑looking statements, which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof.  Such forward‑looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward‑looking statements.
Such forward‑looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future.  Among the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in such forward‑looking statements include those in "Operating and Financial Review," "Risk Factors" and elsewhere in this Prospectus.
These forward‑looking statements speak only as at the date of this Prospectus.  We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward‑looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any of such statements are based unless required to do so by the Listing Rules of the FCA.

TERMS AND CONDITIONS OF THE NEW GDR OFFERING
General
The Company is offering up to 420,000,000 New Shares, of which 85,325,303 will be represented by New GDRs to existing Holders that qualify as Eligible Investors, at a price of US$0.21 per New GDR (the "New GDR Subscription Price"). Such subscribing Eligible Investors must also pay the Depositary's issuance fee of US$0.05 per New GDR. Therefore, subscribing Eligible Investors must pay a total of US$0.26 per New GDR subscribed for (the "Deposit Amount").  Each New GDR will represent one New Share. Seven New GDRs will be offered for every one GDR held as of the GDR Record Date (the "Regular Entitlement").
Hürriyet Invest has irrevocably undertaken to take up its entitlement to 329,973,679 New Shares and 28,791 New GDRs.
Subsequent to the New GDR Offering, it is expected that Hürriyet Invest will continue to own at least 78.57 per cent. of the Company's outstanding share capital.
The number of Shares outstanding after completion of the New GDR Offering is expected to be 480,000.000.  The capital increase was approved by the Board on 1 August 2016.
The New GDRs will be admitted to the Official List of the FCA and to the London Stock Exchange's market for listed securities.  The New GDRs are expected to be fungible, and rank pari passu, with the Existing GDRs.
The New GDR Offering will be underwritten by Hürriyet Invest of Karspeldreef 6B, 1101 CJ, Amsterdam, The Netherlands.
Timetable
The timetable below lists certain important dates relating to the New GDR Offering.  All time references are to London time.
Record Date for the New GDR Offering	Close of business on 11 August 2016
Announcement of the New GDR Offering	12 August 2016
First GDR Subscription Day	12 August 2016
Last GDR Subscription Day	25 August 2016
Note:  No assurance can be given that the issue and delivery of the New GDRs will not be delayed.
If the New GDR Offering is delayed so that Subscription Cards cannot be despatched on 12 August 2016, the expected timetable, will be adjusted accordingly and the revised dates will be announced on a Regulatory Information Service.
The Company reserves the right in its sole discretion to terminate the New GDR Offering at any time prior to the Closing Date.
Admissions Applications
As at the date of this Prospectus, 60,000,000 GDRs are admitted to listing on the Official List and to trading on the London Stock Exchange (of which 12,189,329 GDRs are currently in issue). If the aggregate number of New GDRs subscribed for in the New GDR Offering (such number to be calculated after the GDR Expiration Time) together with the number of GDRs in issue as at the GDR Expiration Time exceeds the 60,000,000 GDRs which are currently admitted to listing on the Official List and to trading on the London Stock Exchange, then in connection with the New GDR Offering, the Company will make an application for Admission of such number of additional GDRs by which the aggregate exceeds 60,000,000. If the New GDR Offering is subscribed in full, 85,325,303 New GDRs will be issued and the Company would have up to 97,514,632 GDRs in issue. In such case an application for Admission will be made in respect of 37,514,632 GDRs. For the avoidance of doubt, if the aggregate number of New GDRs subscribed for in the New GDR Offering together with the number of GDRs in issue as at the GDR Expiration Time does not exceed 60,000,000, then the Company will not make an application for Admission.

Method of Subscription for New GDRs, Advance Payment of Deposit Amounts
Subscription Cards are to be despatched to Eligible Investors on the date of this document.
Subscription Cards will be sent by the Subscription Agent to existing Holders and may be obtained from Transaction Structuring and Execution, The Bank of New York Mellon, ADR Department (fax numbers: +1 732 667 9096 or +1 212 571 3050; email:  drglobaltransactions@bnymellon.com).
Eligible Investors will be entitled to subscribe for either (a) their Regular Entitlement, consisting of the number of New GDRs equal to the percentage of the Company's share capital that such Eligible Investor's existing GDRs represent, or (b) any smaller whole number of New GDRs that is lower than such Eligible Investor's Regular Entitlement on the GDR Record Date.  The amount specified in either (a) or (b) of this paragraph must be entered on the Subscription Card.  Eligible Investors will not be entitled to subscribe for an amount in excess of their Regular Entitlement or for any fraction of a New GDR. All entitlements are reduced to the next smaller whole number of New GDRs.
Holders of Regulation S GDRs
In order to subscribe, Eligible Investors holding Regulation S GDRs must enter a subscription instruction and pay the Deposit Amount through the system of Euroclear Bank S.A./N.V. or Clearstream Banking, societe anonyme not later than the GDR Expiration Time, being 12.00 p.m., London time, on 25 August 2016.  Eligible Investors holding through brokers or other securities intermediaries must give instructions through their securities intermediary.  Securities intermediaries will set their own cut-off dates and times for receipt of those instructions, which will be earlier than the GDR Expiration Time.  Eligible Investors should contact their securities intermediary to determine the cut-off date and time applicable to them.
Holders of Rule 144A GDRs
In order to subscribe, Eligible Investors holding Rule 144A GDRs must complete and submit a Subscription Form to the Subscription Agent by hand delivery, facsimile or pdf email attachment and pay the Deposit Amount by wire transfer to the Subscription Agent's account, in each case to be received by the Subscription Agent not later than the GDR Expiration Time, being 12.00 p.m., London time, on 25 August 2016.  Eligible Investors holding through brokers or other securities intermediaries must give instructions through their securities intermediary.  Securities intermediaries will set their own cut-off dates and times for receipt of those instructions, which will be earlier than the GDR Expiration Time.  Eligible Investors should contact their securities intermediary to determine the cut-off date and time applicable to them.
In General
By entering the subscription through Euroclear or Clearstream or submitting a Subscription Card to the Subscription Agent, the subscribing holder will be deemed to represent and warrant that it is an Eligible Investor, which means that the offer and sale of New Shares and New GDRs may be made to it without any violation of applicable securities laws of any jurisdiction in which that Eligible Investor is located.
Forfeiture of Subscription for New GDRs and No Compensation
Only Eligible Investors who are holders of record of the Company's existing GDRs as of the GDR Record Date may acquire New GDRs.  Holders who either are not Eligible Investors or who fail to duly complete their Subscription Cards and return them on time to the Subscription Agent during the GDR subscription period will not be able to acquire any New GDRs in the New GDR Offering and will not be compensated for any such inability or failure to participate.  In addition, Eligible Investors who have duly completed and returned on time their Subscription Cards, but who fail to pay either partially or fully the Deposit Amount by the GDR Expiration Time, will forfeit the right to acquire any New GDRs that would otherwise have been allocable to them to the extent of any shortfalls in payment and will receive no compensation.

Delivery of New GDRs
New GDRs will be delivered to existing brokerage accounts of participating investors through DTC, Euroclear or Clearstream, on or about 1 September 2016, but no assurance can be given that such delivery will not be delayed.
Validity of Acceptances
If payment is not received in full by the GDR Expiration Time the Subscription Card will be deemed to have been declined and will lapse.
The Company may also (in its absolute discretion) treat a Subscription Card as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions.
The Company reserves the right to treat as invalid any acceptance or purported acceptance of the New GDR Offering that appears to the Company to have been executed in, despatched from or that provided an address for delivery of definitive share certificates for New Shares in a location that may be in breach of applicable security laws.
Procedure in Respect of Rights not Taken Up and Withdrawal
If an entitlement to New GDRs is not validly taken up by the GDR Expiration Time, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will be taken up by Hürriyet Invest in accordance with the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus).  Hürriyet Invest will subscribe directly in cash for the New Shares which represent entitlements to New GDRs not taken up.  Hürriyet Invest will not receive any fees or commissions from the Company for agreeing to underwrite the New GDR Offering.
Withdrawal rights
Persons who have the right to withdraw their acceptances under Section 87Q(4) of FSMA after a supplementary prospectus (if any) has been published by the Company and who wish to exercise such right of withdrawal must deposit a written notice of withdrawal, which must include the full name and address of the person wishing to exercise such statutory withdrawal rights, by post or by hand (during normal office hours only) with the Subscription Agent at The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, United States of America or by facsimile to the Subscription Agent (Transaction Structuring and Execution, The Bank of New York Mellon, ADR Department (fax numbers: +1 732 667 9096 or +1 212 571 3050)) or by e-mail to the Subscription Agent at drglobaltransactions@bnymellon.com so as to be received no later than two business days after the date on which the supplementary prospectus was published. Except as described in this paragraph, all subscriptions are irrevocable and may not be withdrawn.
A Withdrawal will be effective at the time of receipt of the written notice of withdrawal by the Subscription Agent.  Notice of withdrawal of acceptance given by any other means or which is deposited with or received by the Subscription Agent after the expiry of such period will not constitute a valid withdrawal.
Provisional allotments of entitlements to New GDRs which are the subject of a valid withdrawal notice will be deemed to be declined.  Such entitlements to New Shares will be taken up by Hürriyet Invest in accordance with the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus).
The Subscription Agent will refund any Deposit Amount paid in respect of a subscription which is properly and timely withdrawn.

Taxation
The information contained in the section entitled "Taxation" of this document is intended only as a general guide to certain aspects of the current tax position in Jersey, The Netherlands and the United Kingdom.  Eligible Investors should consult their own tax advisers regarding the tax treatment of the New GDRs in light of their own circumstances.
GDR Holders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.
Restrictions on the Ability of Certain GDR Holders to Participate
The distribution of this Prospectus and the offering of the New GDRs in certain jurisdictions may be restricted by law.  Persons into whose possession this Prospectus comes are required by the Company to inform themselves about and to observe any such restrictions.  Each prospective purchaser of the New GDRs must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the New GDRs or possesses or distributes this Prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the New GDRs under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and the Company shall not have any responsibility therefor.  Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.
The New GDRs and New Shares have not been and will not be registered under the Securities Act or any state securities laws, and such New GDRs and New Shares may not be offered or sold within the United States or to, or for the account or benefit of, persons in the US unless an exemption from the registration requirements of the Securities Act is available.  Accordingly, the Company is not extending the New GDR Offering into the United States unless an exemption from registration is available.
The Company expects to rely on the exemption from registration provided by Rule 801 under the Securities Act for offers and sales of the New Shares and New GDRs in the United States.
Each person who purchases New GDRs as part of the New GDR Offering will be deemed to represent and warrant that it can lawfully acquire the New GDRs and that it and the person, if any, for whose account or benefit it is acquiring such New GDRs is aware that the New GDRs have not been and will not be registered under the Securities Act and are being distributed and offered in transactions that are exempt from, or not subject to, the registration requirements under the Securities Act.  Further, each investor purchasing New GDRs shall be deemed to acknowledge and agree that the Company and their respective affiliates and others may rely upon the truth and accuracy of the foregoing representation and warranty.
Times and dates
The Company shall, in its discretion, be entitled to amend the dates that Subscription Cards are despatched or delay the First GDR Subscription Day or amend or extend the Last GDR Subscription Day and all related dates set out in this document and in such circumstances shall make an announcement on a Regulatory Information Service approved by the UK Listing Authority.
If a supplementary prospectus is issued by the Company two or fewer business days prior to the Last GDR Subscription Day specified in this document (or such later date as may be announced by the Company, the latest date for acceptance under the New GDR Offering shall be extended to the date that is three business days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).
Governing law
The terms and conditions of the New GDR Offering as set out in this document and the Subscription Card shall be governed by, and construed in accordance with, English law.
Jurisdiction
The courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the New GDR Offering, this document or the Subscription Card.
By accepting rights under the New GDR Offering in accordance with this document and/or the Subscription Card, Eligible Investors irrevocably submit to the jurisdiction of the courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

USE OF PROCEEDS
The Company expects to receive gross proceeds of US$88.2 million and net proceeds of approximately US$87.9 million from the New GDR Offering, after deduction of estimated expenses of the offer of approximately US$0.3 million.
As at 31 March 2016, the amount outstanding to Hürriyet Invest (including interest accruals) under the shareholder loan was US$85.4 million.  As at the date of this Prospectus, the amount outstanding (including interest) is approximately US$86.5 million.  Hürriyet Invest intends to participate in the capital increase by virtue of its pre‑emptive rights and thereby subscribe for 329,973,679 New Shares and 28,791 New GDRs with an aggregate subscription amount of US$69.3 million. In payment for the New Shares to be subscribed for by Hürriyet Invest pursuant to the Pre-Emptive Share Offering and the New GDR Offering the Company's debt to Hürriyet Invest will be set off (including fees and all accrued interest) and there will be no cash inflow to the Company from Hürriyet Invest exercising its pre‑emptive rights.
The Company intends to use the net proceeds received from other shareholders using their pre‑emptive rights (or, to the extent rights are not taken up, Hürriyet Invest pursuant to the terms of the Underwriting Deed (as further described in the "Material Contracts" section of this Prospectus)): (i) to repay in full the shareholder loan (which was largely used to repay bank loans of the Company's subsidiaries); (ii) for meeting the working capital needs of the Company's subsidiaries; and (iii) for general corporate purposes.

DIVIDEND POLICY
As a holding company, the level of the Company's income and the Company's ability to pay dividends depend primarily upon the receipt of dividends and distributions from its subsidiaries.  The payment of dividends by the Company's subsidiaries is contingent upon the sufficiency of their earnings, cash flows and distributable reserves and the ability of the Company's subsidiaries, particularly those subsidiaries located in Russia, Belarus and Kazakhstan to make, in accordance with relevant national legislation, company law and exchange controls, dividend payments to the Company.
No assurance may be given that the Company will succeed in converting such revenue, or, if the Company is able to do so, that the Company will be able to convert it at favourable exchange rates.
Furthermore, the payment of dividends by the Company's subsidiaries and/or its ability to repatriate such dividends may, in certain instances, be subject to statutory restrictions, and retained earnings criteria of those subsidiaries.
In addition, the Company's revenue is principally generated by its subsidiaries in rubles, which the Company's management intends to convert into US dollars or other foreign currencies.
To the extent that the Company declares and pays dividends, owners of GDRs on the relevant record date will be entitled to receive dividends payable in respect of Shares underlying the GDRs, subject to the terms of the Deposit Agreement.
Cash dividends may be paid to the Depositary in any currency and, except as otherwise described under "Terms and Conditions of the Global Depositary Receipts – Conversion of Foreign Currency," are converted into US dollars by the Depositary and paid to holders of GDRs net of currency conversion expenses.
The Company's policy during the period covered by the Historical Financial Information has been to reinvest cash generated in the Group's business and so no dividend has been paid during that period.  The Company does not expect to make dividend payments for the foreseeable future.

SELECTED FINANCIAL INFORMATION
The following is a summary of the Group's Historical Financial Information for the periods indicated.  The data has been extracted as detailed in the section "Important Information – Preparation of Financial Information" in this Prospectus; please refer to this section for further detail. The summary should be read in conjunction with that information and with "Operating and Financial Review".  Investors are advised to read the whole of this Prospectus and not rely on the information summarised in this section, "Selected Financial Information".
Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.
The Historical Financial Information included in this Prospectus has been prepared in accordance with IFRS as adopted in the EU.  The Annual Financial Statements in respect of the financial years ended 31 December 2013, 31 December 2014 and 31 December 2015 incorporated by reference into this Prospectus have been audited by ZAO Deloitte & Touche CIS (Moscow, Russia). ZAO Deloitte & Touche CIS is a member of Deloitte Touche Tohmatsu Limited. The Interim Financial Updates have not been audited or reviewed.
Consolidated Statement of Profit and Loss
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)
	For the years ended 31 December			For the three months ended 31 March
	2013 (restated)	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
Revenue	96.3	63.3	21.4	6.3	2.3
Cost of sales	(46.7)	(32.7)	(13.7)	(3.9)	(1.4)
Gross profit	49.6	30.6	7.7	2.4	0.9
Marketing, selling and distribution expenses	(18.9)	(14.6)	(5.9)	(1.2)	(0.5)
General administrative expenses	(32.3)	(21.8)	(9.9)	(3.4)	(1.4)
Share in profit of associates	0.3	0.1	-	-	-
Operating loss	(1.3)	(5.7)	(8.1)	(2.2)	(1.0)
Financial income	0.3	0.1	-	-	-
Financial expenses	(5.6)	(5.3)	(3.8)	(0.1)	(0.8)
Foreign exchange gain/(loss), net	(6.1)	(52.5)	(7.0)	(0.8)	(1.3)
Gain on sale of property, plant and equipment	0.2	1.0	0.4	-	-
Impairment loss in investments in associates	-	-	(0.8)	-	-
Impairment loss on goodwill	-	-	(1.2)	-	-
Other income, net	0.9	0.3	4.2	0.3	-
Loss before taxes	(11.6)	(62.1)	(16.3)	(2.8)	(3.1)
Income tax benefit/(expense)	1.3	(2.1)	(0.3)	(3.5)	0.6
Loss for the year from continuing operations	(10.3)	(64.2)	(16.6)	(6.3)	(2.5)
Loss for the year from discontinued operations	(8.3)	(0.3)	-	-	-
Net loss for the period	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)

Attributable to:
Equity holders of the parent	(19.9)	(65.9)	(16.4)	(6.3)	(2.4)
Non‑controlling interests	1.3	1.4	(0.2)	-	(0.1)
	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)
Weighted average number of ordinary shares in issue (thousands)	50,000	52,849	60,000	60,000	60,000
Basic and diluted loss per share from continuing and discontinued operations (US dollar per share)	(0.40)	(1.25)	(0.27)	(0.105)	(0.04)

Consolidated Statement of Financial Position
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)
	As at 31 December			As at 31 March
	2013 (restated)	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
ASSETS
Non‑current assets
Property, plant and equipment	3.0	1.8	0.8	1.5	0.7
Goodwill	72.9	42.7	31.9	42.2	34.3
Other intangible assets	54.0	30.4	22.2	29.5	24.0
Deferred tax assets	0.9	0.7	0.2	0.7	0.2
Investments in associates	2.1	1.1	-	0.8	-
Other non‑current assets	0.1	-	-	-	-
Total non‑current assets	133.0	76.7	55.1	74.7	59.2
Current assets
Inventories	0.4	0.2	0.1	0.1	-
Trade and other receivables	2.5	2.2	0.7	1.3	0.5
Current income tax assets	1.0	0.4	0.1	-	-
Other current assets	4.5	1.8	0.8	3.4	1.0
Cash and cash equivalents	10.0	2.2	0.6	1.7	0.7
	18.4	6.8	2.3	6.5	2.2
Assets classified as held for sale	2.5	-	-	-	-
Total current assets	20.9	6.8	2.3	6.5	2.2
Total assets	153.9	83.5	57.4	81.2	61.4
EQUITY
Capital and reserves attributable to equity holders of the company
Share capital	8.0	9.6	9.6	9.6	9.6
Additional paid‑in capital	678.1	696.8	696.8	696.8	696.8
Translation reserve	17.0	15.0	5.3	12.0	10.1
Accumulated losses	(664.4)	(730.3)	(746.7)	(736.6)	(749.1)
	38.7	(8.9)	(35.0)	(18.2)	(32.6)
Non‑controlling interests	(0.2)	(0.1)	(0.1)	(0.1)	0.2
Total equity/(deficit)	38.5	(9.0)	(35.1)	(18.3)	(32.4)
LIABILITIES
Non‑current liabilities
Borrowings	70.0	-	-	-	-
Deferred tax liabilities	2.7	4.3	3.7	8.0	3.1
Total non‑current liabilities	72.7	4.3	3.7	8.0	3.1
Current liabilities
Borrowings	0.9	38.4	37.7	40.2	0.7
Liabilities relating to non‑controlling interests	7.6	7.7	1.9	6.8	1.3
Trade and other payables	5.3	3.1	1.2	5.5	0.6
Amounts due to shareholders	18.9	35.2	46.3	35.8	85.4
Current income tax liabilities	0.4	0.5	0.1	0.3	0.1
Other current liabilities	7.1	3.3	1.6	2.9	2.6
	40.2	88.2	88.8	91.5	90.7
Liabilities classified as held for sale	2.5	-	-	-	-
Total current liabilities	42.7	88.2	88.8	91.5	90.7
Total liabilities	115.4	92.5	92.5	99.9	93.8
Total liabilities and equity	153.9	83.5	57.4	81.2	61.4

Consolidated Statement of Cash Flows
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)

	For the years ended 31 December
	2013	2014	2015
	(US$ millions)
	(audited)
Net loss for the year	(18.6)	(64.5)	(16.6)
Adjustments:
Depreciation and amortisation	4.6	3.5	1.6
Income tax (benefit)/expense recognised in profit and loss	(3.4)	2.1	0.3
Impairment loss recognised on reclassification of assets to assets held-for-sale	8.4
Share of profit of associates	(0.3)	(0.1)	-
Impairment loss recognised on doubtful receivables and other current assets	1.5	0.7	0.5
Impairment loss in investments in associates	-	-	0.8
Impairment loss on goodwill	-	-	1.2
Gain on sale of property, plant and equipment	(0.2)	(1.0)	(0.4)
Financial expenses	5.6	5.3	3.8
Financial income	(0.3)	(0.1)	-
Net loss/(gain) from disposal of subsidiaries	1.3	0.3	(0.1)
Unrealized foreign exchange expense	-	52.5	7.0
Other loss, net	-	-	(4.1)
	(1.4)	(1.3)	(6.0)
Movements in working capital:
Changes in trade and other receivables	3.7	1.3	1.1
Change in inventories	0.2	0.2	0.1
Changes in other current assets	1.9	2.8	1.1
Changes in other non-current assets	-	-	-
Changes in trade payables	0.5	(2.2)	(1.8)
Changes in liabilities relating to non-controlling interests	(0.4)	0.1	(0.6)
Changes in other current liabilities	(0.5)	(3.8)	(1.6)
Cash generated from/(used in) operations	4.0	(2.9)	(7.7)

Interest paid	(5.6)	(4.9)	(2.1)
Income taxes paid	(1.7)	(1.8)	(0.5)
Net cash used in operating activities	(3.3)	(9.6)	(10.3)
Cash flows from investing activities:
Payments to acquire property, plant and equipment and intangible assets	(3.0)	(2.4)	(0.5)
Proceeds from sales of property, plant and equipment and intangible assets	0.3	0.7	0.5
Dividends received from associates	0.2	-	-
Proceeds from disposal of subsidiaries	1.8	(0.4)	(0.3)

Interest received	0.3	0.1	-
Net cash used in investing activities	(0.4)	(2.0)	(0.3)

Cash flows from financing activities:
Proceeds from borrowings	—	5.2	37.2
Repayments of borrowings	—	(35.0)	(37.1)
Increase in loans from shareholders	0.7	35.0	8.7
Capital increase	-	0.6	-
Dividends paid to non-controlling interests	(1.7)	(0.8)	(0.2)

Net cash (used in)/generated by financing activities	(1.0)	5.0	8.6
Net change in cash and cash equivalents	(4.7)	(6.6)	(2.0)

Cash and cash equivalents at the beginning of year	13.8	10.0	2.2
Effect of exchange rate changes on cash held in foreign currencies	0.9	(1.2)	0.4
Cash and cash equivalents at the end of year	10.0	2.2	0.6

Reconciliation of Non-GAAP financial measures
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)
Adjusted EBITDA

	For the years ended 31 December			For the three months ended 31 March
	2013	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
Net loss for the year from continuing operations	(10.3)	(64.2)	(16.6)	(6.3)	(2.5)

Adjustments:
Income tax (benefit)/expense	(1.3)	2.1	0.3	3.5	(0.6)
Foreign exchange loss, net	6.1	52.5	7.0	0.8	1.3
Financial expenses	5.6	5.3	3.8	0.1	0.8
Financial income	(0.3)	(0.1)	-	-	-
Movement in allowance for doubtful trade and other receivables	1.5	0.7	0.5	(0.1)	0.2
Depreciation and amortisation	4.6	3.5	1.6	0.6	0.4
Other loss/(gain)*, net	1.4	(1.3)	(2.2)	(0.2)	-

Adjusted EBITDA	7.3	(1.5)	(5.6)	(1.7)	(0.4)

Corporate costs	0.3	1.0	0.4	0.2	-

Operations EBITDA	7.6	(0.5)	(5.2)	(1.5)	(0.4)

*Other loss/(gain): Impairment loss on goodwill, Impairment loss on associates, loss (gain) on sale of assets, loss (gain) on disposal of subsidiaries.

Organic revenue

		For the years ended 31 December			For the three months ended 31 March
	2013	2014	2014 compa-red to 2015	2015	2015	2016
			(US$ millions)
			(audited)		(unaudited)
Revenue	96.3	63.3	63.3	21.4	6.3	2.3

Adjustments:
Franchised out/closed regional operations	1.1	-	22.6	3.9	2.1	-

Organic revenue...	95.2	63.3	40.7	17.5	4.2	2.3

Qualification of Auditor's Report
An independent auditor's report by ZAO Deloitte & Touche CIS for the year ended 31 December 2015 was qualified as set out below.
"The decrease of revenue in 2015 amounted to $41.9 million compared to 2014 and the Group has not achieved its planned revenue and operating income targets for 2015. In our opinion, the Group's revenue decline and significant continuing underperformance against operating targets indicates an impairment of goodwill in 2015. We consider that as at 31 December 2015 goodwill is overstated by $28.3 million and net loss for the year then ended is understated by the same amount."
The auditor's reports on the other annual historical financial information incorporated by reference into this Prospectus (namely, the audit reports on the Company's Consolidated Financial Statements for the years ended 31 December 2014 and 31 December 2013) are not qualified.

CAPITALISATION AND INDEBTEDNESS
The following table sets forth, as at 31 March 2016, the Group's historical cash and cash equivalents, short and long‑term borrowings and total capitalisation.
At 31 March 2016
(US$ millions)
(unaudited)
Cash and cash equivalents	0.7
Short‑term borrowings (including current portion of long‑term borrowings)	0.7
Payables to related parties	1.3
Long‑term borrowings, net of current portion	-
Due to Shareholders	85.4
Invested equity
Share capital	9.6
Currency translation adjustments	10.1
Total invested equity	19.7
Total capitalisation	106.4

Except as described above, there has been no material change in the Group's total capitalisation since 31 March 2016.

OPERATING AND FINANCIAL REVIEW
The following discussion of the Group's financial condition and results of operations should be read in conjunction with the Historical Financial Information and the notes thereto incorporated into this Prospectus by reference and the other information included elsewhere in this Prospectus.  This section contains forward‑looking statements that involve risks and uncertainties.  The Group's actual results may differ materially from those discussed in such forward‑looking statements as a result of various factors, including those described under "Risk Factors" and "Cautionary Note Regarding Forward‑Looking Statements."
Overview
TME is a leading provider of offline and online classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia, Belarus and Kazakhstan. As at 31 December 2015, TME produced 6 print titles, with around 0.5 million readers in aggregate per month, and hosted 9 horizontal and vertical websites with over 14.8 million unique monthly visitors in aggregate.  TME's publications and websites serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  Through its integrated offline and online strategy, TME offers buyers and sellers a comprehensive and focused forum for consumer‑to‑consumer and business‑to‑consumer transactions.
TME's branded classified advertising websites and printed publications and related specialised services have strong positions in specific markets in Belarus, Kazakhstan and Russia.
Basis of Preparation
The Company's audited consolidated financial statements in respect of the years ended 31 December 2013, 31 December 2014 and 31 December 2015 (collectively, the "Annual Financial Statements") and the unaudited press releases published by the Company containing financial information in respect of the three months ended 31 March 2015 and 31 March 2016 (collectively, the "Interim Financial Updates" and together with the Annual Financial Statements, the "Historical Financial Information") incorporated into this Prospectus by reference have been prepared in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted by the European Union.
The independent auditor's report by ZAO Deloitte & Touche CIS for the year ended 31 December 2015 was qualified as set out below.

"The decrease of revenue in 2015 amounted to $41.9 million compared to 2014 and the Group has not achieved its planned revenue and operating income targets for 2015. In our opinion, the Group's revenue decline and significant continuing underperformance against operating targets indicates an impairment of goodwill in 2015. We consider that as at 31 December 2015 goodwill is overstated by $28.3 million and net loss for the year then ended is understated by the same amount."

The auditor's reports on the other annual historical financial information incorporated by reference into this Prospectus (namely, the audit reports on the Company's Consolidated Financial Statements for the years ended 31 December 2014 and 31 December 2013) are not qualified.

The Historical Financial Information included and incorporated by reference in this Prospectus is not intended to comply with United States Securities and Exchange Commission reporting requirements.  Compliance with such requirements would require the modification, reformulation or exclusion of certain financial measures.
Non‑GAAP financial measures
The Company's non-GAAP financial measures are explained in "Important Information" in this Prospectus; please refer to this section for further information. Reconciliations of the Company's non-GAAP financial metrics to their closest IFRS measure are included in the "Selected financial information" section of the Prospectus.

Principal Factors Affecting the Group's Results of Operations
Transition from offline to online
Acquisitions and disposals
Over the past few years, a shift in consumer behaviour towards digital content in the Group's target markets has caused a significant decline in the Group's offline business.  In contrast, the Group's online business has grown.  The key market for the Group's online business is Russia and the CIS (through the two core platforms of Irr.ru and Job.ru) and as such the Group decided to sell or suspend its operations in Central and Eastern Europe ("CEE"), which were loss making, and instead focus its activities on Russia and the CIS. As a result of that decision, the Group's operations in Slovenia were sold on 23 April 2013; the Group's operations in Croatia were sold on 28 February 2014; and the Group's operations in Bosnia-Herzegovina and Serbia were sold on 21 March 2014.
On 15 April 2014, the Group sold (i) the on-line assets of Expressz Magyarország Média Kft., the operating company of its Hungarian operations (which was wholly owned by Pronto Invest BV) for a consideration of EUR€600,000.- to Schibsted Classified Media Hungary Kft (the sale proceeds were retained within Expressz Magyarország Média Kft); and (ii) its 100 per cent. indirect stake, which was wholly owned by Pronto Invest BV, in Expressz Magyarország Média Kft. for a consideration of EUR€1.- to EUMEA Tanácsadó Kft.
The Group's operations are now fully focused on Russia and the CIS.
During 2015, TME transformed its operations in subsidiaries in Russia to a franchising scheme. All of the Group's regional subsidiaries in Russia with the exception of Pronto Samara LLC1 were either sold to non-controlling interests or liquidated or dissolved, with operations transferred to newly organized entities (independent from the Group) with which TME entered into licensing and/or agency agreements.
Costs
As the Group has finalised its transition from print publishing to online publishing, the Group's costs related to print publishing, such as paper, printing, selling and distribution and real estate costs, have declined.  These cost savings, however, have been largely offset by additional costs related to the increased emphasis on online publishing.  In particular, competition with other online publishers for suitably qualified and experienced employees has resulted in increased salary costs, particularly in the Group's product development, and sales and marketing departments.  In addition, the Group's advertising costs have increased as the Group has invested in advertising campaigns to attract internet traffic to its websites.
Reporting currency
The Group's results can be significantly impacted by fluctuations in currencies in the countries where it operates compared to the US dollar, and particularly by fluctuations in the Russian ruble compared to the US dollar.
Currently, the Group generates revenues in three currencies.  Each Group company uses its local currency as its functional currency.  The historical financial information of these entities are translated into US dollars, at the period‑end exchange rate for balance sheet items and the weighted average exchange rate for income statement items.
Gains and losses arising from the translation of local currency to US dollars are reported separately in the cumulative translation reserve account as part of other comprehensive income.  Transaction gains and losses arising from certain intercompany loans that have been designated as permanently invested have been classified as a component of the cumulative translation reserve account.

[1]	Pronto Samara became operationally dormant while both its online and offline businesses were franchised out at the end of April 2016.

The economy of Belarus was considered to be highly inflationary and as such the financial statements of the Group's subsidiaries operating in Belarus are prepared on the historical cost basis adjusted in accordance IAS 29.  Adjustments had been made to compensate for the effect of changes in the general purchasing power of the Belarusian ruble in accordance with IAS 29, which requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. However, with effect from 1 January 2015, the Belarusian economy is no longer considered to be hyperinflationary in accordance with the criteria in IAS 29 Financial Reporting in Hyperinflationary Economies. Accordingly, the consolidated financial statements do not contain adjustments for changes in the general purchasing power of the Belarusian ruble, except for the comparative information for 2014 and 2013.
The most significant currency for the Group's operations is the Russian ruble, in which the Group generated 84.7 per cent., 81.8 per cent. and 72.0 per cent. of its revenues in the years ending 31 December 2013, 2014 and 2015, respectively.  The second most significant currency for the Group's operations is Kazakhstan tenge, in which the Group generated 7.9 per cent., 8.2 per cent. and 14.5 per cent. of its revenues in the years ending 31 December 2013, 2014 and 2015, respectively. The remainder of the Group's income was generated in Belarusian ruble.
Set out below is a table comparing the average rates of these currencies against the US dollar for the period shown:
	2013	2014	2015	2013-2014	2014-2015
	Annual average rate			Fluctuation
Russian ruble (RUR)	0.0314	0.026	0.0164	(17.2%)	(36.9%)
Kazakhstan tenge (KZT)	0.0066	0.0056	0.0045	(15.2%)	(19.7%)
Belarusian ruble (BYR)	0.00011	0.00009	0.00006	(18.2%)	(30.1%)
Inflation
The Group's costs are closely linked to domestic cost factors in the countries in which it operates.
The table below presents changes in Russia's consumer price index from 2013 through 2015.
(Annual percent change)	2013	2014	2015
Consumer Price Index (Dec. to Dec change in RUR)	6.5%	11.4%	12.9%

Cost of paper
TME has exited the print publishing business in Russia and has either discontinued or franchised out all of its offline operations in Russian regions.  The Group still runs printing operations in Kazakhstan and Belarus where it consolidates purchases of large quantities of paper in each country in order to obtain volume discounts.  The Group buys paper either directly from paper manufacturers or from third party printers.  In the absence of fixed price, long‑term contracts or discount arrangements, the Group purchases paper at market prices.  Paper costs represented 4.1 per cent., 3.7 per cent., and 2.0 per cent. of the Group's total offline revenues in 2013, 2014 and 2015 respectively and 2.5 per cent. and 2.3 per cent. of its offline revenues in the three months ending 31 March 2015 and 2016, respectively.  The volume of paper purchased by the Group in 2016 will be significantly lower than in previous years as the Group finalised the transition of its Russian business from offline to online by switching to a franchise model.
Seasonality
The weather in Russia and the CIS causes seasonality for the Group, with revenue generation being at its weakest during winter.  Summer can also negatively affect revenue as customers go on holiday.  Accordingly, the Group generates most of its revenue during spring and autumn.

Economic conditions in Russia
The Group's operations are primarily located in Russia.  As a result, the Group's results of operations and financial condition are substantially affected by Russian economic conditions, including such factors as economic growth, inflation and exchange rates.  The following table sets forth certain Russian economic indicators for the indicated periods.
	As at or for the years ended 31 December
	2013	2014	2015
Nominal GDP (in RUR billion)	71,016.7	77,945.1	80,804.3
Real GDP growth (in %)	1.3	0.7	(3.7)
(Deficit)/Surplus of the federal budget of the Russian Federation (% of GDP)	(0.5)	(0.5)	(2.4)
Official reserves (in billions of US dollars)	509.6	385.5	368.4
Inflation(1) (in %)	6.5	11.4	12.9
Nominal (depreciation)/appreciation of the Russian ruble against the US dollar(2) (in % in annual average)	(2.4)	(16.2)	(37.4)
Real appreciation/(depreciation) of the Russian ruble against the US dollar(2)(3)	2.7	(11.1)	(27.7)

Sources:  CBR, Russian Federal State Statistics Service, Russian Federal Treasury
(1)	Inflation is measured as change in the consumer price index.
(2)	Nominal and real (depreciation)/appreciation of the Russian ruble against the US dollar are measured by comparing the change in the reporting period with the change in the same period of the previous year.
(3)	Real (depreciation)/appreciation is distinguished from nominal (depreciation)/appreciation because the former also takes into account inflation in Russia and the United States, as well as certain other macroeconomic parameters that are calculated by the CBR.

The economy in Russia has been severely impacted by the decline in commodity prices, specifically the price of crude oil. Furthermore, sanctions imposed by the US, the European Union and some other countries, have negatively affected the appetite for investment by European and US investors into Russia. Consequently, in 2016, the Russian GDP is forecast to contract by 1.0 per cent. by the International Monetary Fund.  The Russian economy's main revenue generation is driven by natural resources exports. Therefore, the current oil price (which as at the date of the Prospectus is around US$45 per barrel) continues to drag on the Russian economy's performance.

During economic downturns in Russia, overall advertising spending tends to decline as consumers tend to spend less as their disposable income reduces and they conserve cash.  As spending on advertising has declined, the Group's overall revenues have decreased by 66.2 per cent. in 2015 versus 2014 (reflecting a decline of 74.0 per cent. in offline revenues and a decline of 54.4 per cent. in online revenues). It should be noted that the closing down of offline businesses in selected cities such as Moscow, Novosibirsk and Voronezh during the course of 2015 have contributed significantly to the overall decline in revenues.

Russian Internet industry dynamics
The Russian Internet industry is a growing segment of the Russian economy.  Trends in the Russian Internet industry have a significant impact on the underlying performance of the Group's business.  Key trends include the following:
•	Growth in Internet penetration in Russia. The Russian population with access to an Internet connection has grown and is growing rapidly, as is the proportion with access to high‑bandwidth Internet access. The increasing share of the population with access to the Internet is significantly expanding the potential audience for the Group's services, and the increasing penetration of high‑bandwidth access makes it easier to offer high‑bandwidth Internet value‑added services such as secured auction sites, retail banking services, business‑to‑business and business‑to‑customer sites.
•	Growth in Internet Advertising in Russia. As the proportion of the population accessing the Internet on a daily basis continues to grow, the Internet becomes an increasingly attractive medium for advertisers. The share of total advertising spending in Russia spent on Internet advertising has continued to grow, increasing from 23.0 per cent. in 2013 to 33.0 per cent. in 2015. As demand for Internet advertising increases, the potential market for the Group's online advertising grows. The Company believes that the share of Internet advertising in Russia will continue to increase as existing advertisers become increasingly comfortable with the medium and as new advertisers begin to advertise on the Internet for the first time.

The following table summarises certain information concerning the Internet advertising market in Russia for the periods indicated:
Million US$	2013	2014	2015	2016*	2017*	2018*
Internet Ads spending	1.868	2.205	2.513	2.765	3.041	3.345
Total Ads Spending	8.282	8.641	7.722	7.902	8.384	9.006
% of internet	23%	26%	33%	35%	36%	37%

Source:  Zenith Optimedia
* projection
Description of Certain Consolidated Statement of Profit and Loss Items
Revenues
The following table shows the Group's revenues, Operations EBITDA and Operations EBITDA margin (defined as the ratio of Operations Adjusted EBITDA to revenues expressed as a percentage) by geographic segment:
		2013			2014			2015
Country		Operation			Operation			Operation
(US$ millions)	Revenues	EBITDA	Margin	Revenues	EBITDA	Margin	Revenues	EBITDA	Margin
Russia	81.6	4.0	4.9%	51.8	(3.4)	(6.6%)	15.4	(6.2)	(40.3%)
CIS	14.7	3.6	24.5%	11.5	2.9	25.2%	6.0	1.0	16.7%
Total	96.3	7.6	7.9%	63.3	(0.5)	(0.8%)	21.4	(5.2)	(24.3%)

In 2015, the former CIS segment was disaggregated into Belarus and Kazakhstan as the Group's chief operating decision maker reviews the results of its performance separately.
Following the restructuring of the business, the closing of printing operations in some of the cities and the franchising out of all remaining Russian regional printing operations in 2015, the majority of the Group's revenues are derived from online sales. The Group derives online revenues primarily from classified and display advertisements, including professional advertisements, consumer advertisements and banners.  The Group also derives online revenues from subscription or one-off access fees to content and information that the Group provides through its websites.  In online revenues, the Group's operations in Kazakhstan and Belarus include revenues deriving from products advertised solely on its websites, as well as the portion of revenues attributable to the online component (as determined by management based upon relative fair value) for bundled contracts providing both offline and online advertisements.
Our offline revenue sources are twofold: (i) we collect royalty payments from our regional franchisees, which represent a fixed percentage in a range between three and five per cent. of revenues that the franchisees generate from display advertisements, classified advertisements and circulation; and (ii) in CIS countries such as Belarus and Kazakhstan we derive revenues from selling advertising space in our publications and to a lesser extent, we derive revenues from paid circulation of some of our print publications and from additional services we provide.
The Group generates revenues from offline activities (69.2 per cent. of revenues in 2013, 60.2 per cent. of revenues in 2014 and 46.3 per cent. of revenues in 2015) and internet activities (30.8 per cent. of revenues in 2013, 39.8 per cent. of revenues in 2014 and 53.7 per cent. of revenues in 2015).
Management believes that the Group is operating under two business segments (online and offline) as the scope of the business for the Group, nature of products, nature of production processes, and the methods used to distribute the products are different.
Revenue Breakdown
The Group breaks down revenues by geographic segment and channel (or source).
Revenues by geographic segment
Of total revenues of US$21.4 million in 2015, the Group derived 72.0 per cent. of revenues from Russia and 28.0 per cent. of revenues from CIS countries (14.4 per cent. of revenues from Kazakhstan and 13.6 per cent. of revenues from Belarus).  Of total revenues of US$2.3 million in the three months ended 31 March 2016, the Group derived 71.1 per cent. of revenues from Russia and 28.9 per cent. of revenues from CIS countries (11.6 per cent. of revenues from Kazakhstan and 17.3 per cent. of revenues from Belarus).  The Group anticipates that it will maintain this approximate geographic mix of revenues for the foreseeable future except to the extent that this mix may be affected by any acquisitions the Group makes.

Revenues by channel
The channel of revenue varies in importance depending on the individual publication.  The Group's primary channels of revenue are:
	Relative importance of revenues by channel
	Year ended 31 December			Three months ended 31 March
	2013	2014	2015	2015	2016
	(percentage of total revenues)
Offline revenues	69.2%	60.2%	46.3%	53%	32.6%
Classified advertisements	23.5%	20.1%	12.6%	16.9%	7.3%
Display advertisements	35.7%	31.4%	22.9%	27.3%	15.1%
Circulation	4.3%	3.6%	3.3%	4.5%	3.4%
Services and other(1)	5.7%	5.1%	7.5%	4.3%	6.8%
Online revenues	30.8%	39.8%	53.7%	47%	67.4%
Classified advertisements	7.5%	7.3%	11.2%	14.7%	27.9%
Display advertisements	18.0%	24.8%	27.1%	64.2%	33.5%
Subscriptions	4.7%	6.0%	10.3%	21.6%	27.0%
Services and other	0.6%	1.7%	5.1%	0%	11.6%

(1)	"Services and other" mostly consists of royalty fees, advertising space on exhibitions and prepaid phone card sales, sold through the Group's call centres in Russia.
The following table sets forth the revenue generated by each of the Group's channels:
	Revenue by channel
	Year ended 31 December			Three months ended 31 March
	2013	2014	2015	2015	2016
	(US$ millions)
Offline Revenues
Display Advertising	34.4	19.9	4.9	1.7	0.3
Classified Advertising	22.6	12.7	2.7	1.1	0.2
Circulation	4.1	2.3	0.7	0.3	0.1
Service and other	5.5	3.2	1.6	0.3	0.2
Total Offline Revenues	66.6	38.1	9.9	3.4	0.7
Online Revenues	29.7	25.2	11.5	2.9	1.5
Total Revenues	96.3	63.3	21.4	6.3	2.3

The revenues generated by classified advertising are split between private and professional individuals, or business customers.  Over the years, there has been a relatively equal distribution of revenues between display and classified advertising.  Customer demand determines which of these channels generates greater revenues. Display advertising (both from offline and online publishing) generated 53.7 per cent. of total revenues in the year ended 31 December 2013, 56.2 per cent. of total revenues in the year ended 31 December 2014, 50.0 per cent. of total revenues in the year ended 31 December 2015 and 42.1 per cent. of total revenues in the three months ended 31 March 2016.  Classified advertising generated 31.0 per cent. of total revenues in the year ended 31 December 2013, 27.4 per cent. of total revenues in the year ended 31 December 2014, 23.8 per cent. of total revenues in the year ended 31 December 2015 and 35.2 per cent. of total revenues in the three months ended 31 March 2016.
The Group's circulation revenues have continued to decline as it transitioned its business from primarily offline to primarily online publishing.  The percentage of total revenues generated by offline circulation revenue has declined from 4.3 per cent. in the year ended 31 December 2013 to 3.3 per cent. in the year ended 31 December 2015 and 3.4 per cent. in the three months ended 31 March 2016.

As the Group has completed the transition from primarily offline to primarily online publishing, it expects online revenues to become increasingly important.  The percentage of total revenues generated by online revenues has increased from 30.8 per cent. in the year ended 31 December 2013 to 53.7 per cent. in the year ended 31 December 2015 and 67.4 per cent. in the three months ended 31 March 2016.
Revenue recognition
Online revenues are primarily earned through the sale of advertising space on its websites. The related revenues are recognised at the time when the advertisement is published online, with an appropriate portion deferred where the advertisement has been paid to run over multiple periods.
Other types of online revenue include (i) subscription or one-off access fees to content and information provided through the Group's websites which are recognised over the period of usage and (ii) revenues generated from paid line usage for connecting buyers and sellers or other related services which are recognised upon provision of the relevant service.
We recognise offline revenues (classified and display) at the time the advertisement is published. We defer revenues related to advertisements appearing on multiple occasions and recognise them proportionally during the period when the advertisement is run. We recognise circulation revenues at the time a publication is sold to a customer. We recognise services revenues (mainly presented by royalty fees and advertising space on exhibitions) as earned at the date the service is rendered.
Cost of Sales
Cost of sales for the Group's online business consists of personnel costs, Internet traffic purchases and direct selling costs (fixed salary and commissions paid to sales personnel including call centre staff and payments to sales related third party contractors). Cost of sales is largely variable costs.
Production costs as a percentage of revenues vary from publication to publication reflecting primarily variations in the quality of paper and printing used.  Standard newsprint is usually sufficient for the Group's generalist publications, such as most editions of Iz Ruk v Ruki in Russia. The Group uses glossy, high quality paper for its specialised publications, such as its real estate publication, Commercial Real-Estate in Russia, which include colour photos and more elaborate style effects.
Adjusted EBITDA
The Company's non-GAAP financial measures are explained in "Important Information" in this Prospectus; please refer to this section for further information. Reconciliations of the Company's non-GAAP financial metrics to their closest IFRS measure are included in the "Selected financial information" section of the Prospectus.
Depreciation and amortisation
Property, plant and equipment are carried at cost less accumulated depreciation.  Depreciation is provided using the straight‑line method based on the estimated useful lives of the assets.  Assets lives and residual values are reviewed annually at each balance sheet date.  The depreciation periods for property, plant and equipment, which approximate the economic useful lives of the assets concerned, are as follows:
Buildings	10‑50 years
Printing presses and related equipment	3‑15 years
Furniture and fixtures	3‑10 years
Leasehold improvements	2‑20 years

Assets held under finance leases and leasehold improvements are amortised over the shorter of the term of the related lease or the useful life of the asset.  Gains or losses on the sale of property, plant and equipment are recognised in the period of disposal of the asset.  Improvements which extend the useful lives of assets are capitalised.  Repairs and maintenance are expensed as incurred.
Goodwill and intangible assets impairment
Goodwill represents the excess of purchase price over the fair value of identifiable assets and liabilities acquired.  Intangible assets, substantially all of which resulted from business combinations except for computer software and rights, include trade names and customer lists.  Purchase price amounts allocated to these intangibles, and their related amortisation periods, are determined principally by the Group.  Goodwill and intangible assets with indefinite useful lives, being primarily trademarks acquired where the Group could not estimate their useful economic lives, are not amortised but subject to at least an annual assessment for impairment.  Amortisation of intangible assets is recognised in general administrative expenses.

Estimated useful lives of the intangible assets with finite useful lives are as follows:
Trade names	20 years
Customer lists	9–18 years
Software and rights	3‑5 years
Other intangible assets	2‑5 years

The IFRS prohibits the amortisation of goodwill and intangible assets with indefinite useful lives.  Goodwill recognised in a business combination is not amortised; it is tested for impairment annually instead and carried at cost less accumulated impairment losses.  Impairment losses on goodwill are not reversed.  The Group tests goodwill for impairment at year‑end.
The Group reviews all assets except for goodwill at each balance sheet date for any indication of impairment on the stated asset.  If there is any indicator of impairment, carrying amount of the stated asset is compared with the net realisable value which is the higher of value in use and fair value less costs to sell.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash‑generating units). Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.
Impairment exists if the carrying amount of the stated asset or the cash generating unit including the stated asset exceeds its net realisable value.  Impairment losses are recognised in consolidated income statement.
Long‑life assets, including intangible assets subject to amortisation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future discounted cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value less the cost to sell the asset, which is based on discounted cash flows.
General Administrative Expenses
General administrative expenses consists of salaries and costs of administrative and management personnel, facilities costs, headquarters costs and all other costs not directly attributable to production or direct local sales costs.  General and administrative expenses include legal, financial, human resources, internal audit, information technology and other costs.

Results of Operations
Consolidated Statement of Profit and Loss
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)
	For the years ended 31 December			For the three months ended 31 March
	2013	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
Revenue	96.3	63.3	21.4	6.3	2.3
Cost of sales	(46.7)	(32.7)	(13.7)	(3.9)	(1.4)
Gross profit	49.6	30.6	7.7	2.4	0.9
Marketing, selling and distribution expenses	(18.9)	(14.6)	(5.9)	(1.2)	(0.5)
General administrative expenses	(32.3)	(21.8)	(9.9)	(3.4)	(1.4)
Share in profit of associates*	0.3	0.1	-	-	-
Operating (loss)/profit	(1.3)	(5.7)	(8.1)	(2.2)	(1.0)
Financial income	0.3	0.1	-	-	-
Financial expenses	(5.6)	(5.3)	(3.8)	(0.1)	(0.8)
Foreign exchange gain/(loss), net	(6.1)	(52.5)	(7.0)	(0.8)	(1.3)
Impairment loss on investments in associates	-	-	(0.8)	-	-
Impairment loss on goodwill	-	-	(1.2)	-	-
Gain on sale of property, plant and equipment	0.2	1.0	0.4	-	-
Other income, net	0.9	0.3	4.2	0.3	-
(Loss)/profit before taxes	(11.6)	(62.1)	(16.3)	(2.8)	(3.1)
Income tax (expense)/benefit	1.3	(2.1)	(0.3)	(3.5)	0.6
Loss for the year from continuing operations	(10.3)	(64.2)	(16.6)	(6.3)	(2.5)
Loss for the year from discontinued operations	(8.3)	(0.3)	-	-	-
Net (loss)/profit for the period	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)

Attributable to:
Equity holders of the parent	(19.9)	(65.9)	(16.4)	(6.3)	(2.4)
Non‑controlling interests	1.3	1.4	(0.2)	-	(0.1)
	(18.6)	(64.5)	(16.6)	(6.3)	(2.5)
Weighted average number of ordinary shares in issue (thousands)	50,000	52,849	60,000	60,000	60,000
Basic and diluted (loss)/earnings per share from continuing and discontinued operations (US dollar per share)	(0.40)	(1.25)	(0.27)	(0.105)	(0.04)

* Net profit shares of investments in associates in Ukraine

Comparison of the three months ended 31 March 2016 versus three months ended 31 March 2015
Revenues in the three months ended 31 March 2016 decreased by US$4.0 million, or 63.5 per cent. to US$2.3 million from US$6.3 million in the three months ended 31 March 2015, mainly as a result of the company's business restructuring as well as excessive ruble exchange rate volatility.  Online revenues decreased by 39.3 per cent. in local currency terms. Excluding the impact of fluctuations in exchange rates, total revenues decreased by 57.7 per cent. and organic revenues decreased by 45.2 per cent.

Revenues by channel
	31 March		(Decline)/
Offline by source	2015	2016	Growth
	(US$ millions)		(%)
Display	1.7	0.3	(82.4%)
Classified Ads	1.1	0.2	(81.8%)
Circulation	0.3	0.1	(66.7%)
Services & Other	0.2	0.2	-
Offline revenues	3.3	0.8	(75.8%)
Online revenues	3.0	1.5	(50.0%)
Total revenues	6.3	2.3	(63.5%)

Offline revenues in the three months ended 31 March 2016 decreased by US$2.5 million, or 75.8 per cent. to US$0.8 million from US$3.3 million in the three months ended 31 March 2015, mainly as a result of closing down offline operations in Moscow, Novosibirsk, Voronezh and other Russian cities and franchising out the remaining Russian print publishing operations.
The decrease in offline revenues consisted of a decrease of US$1.8 million in Russia, a decrease of US$0.5 million in Kazakhstan and a decrease of US$0.2 million in Belarus.  In the respective local currencies, offline revenues decreased by 83.8 per cent. in Russia, decreased by 42.7 per cent. in Kazakhstan and decreased by 33.2 per cent. in Belarus.
Online revenues in the three months ended 31 March 2016 decreased by US$1.5 million, or 50.0 per cent. to US$1.5 million from US$3.0 million in the three months ended 31 March 2015, mainly as a result of poor economic environment and the sale, liquidation or franchising out of most Russian regional operations. The decrease in online revenues consisted of a decrease of US$1.3 million in Russia, a decrease of US$0.1 million in Kazakhstan and a decrease of US$0.1 million in Belarus.  In the respective local currencies, online revenues a decreased by 39.8 per cent. in Russia, decreased by 27.9 per cent. in Kazakhstan and decreased by 12.5 per cent. in Belarus.
Revenues by Geographic Segment
	31 March		(Decline)/	(Decline)/
Country	2015	2016	Growth	Growth
	(US$ millions)%			in LCY %
Russia	4.7	1.6	(66.0%)	(59.8%)
CIS*	1.6	0.7	(56.3%)	(51.5%)
Total Revenues	6.3	2.3	(63.5%)	(57.7%)

*	CIS includes Belarus and Kazakhstan

Russia
Revenues in Russia in the three months ended 31 March 2016 decreased by US$3.1 million, or 66.0 per cent. to US$1.6 million from US$4.7 million in the three months ended 31 March 2015, mainly as a result of challenging economic conditions, increased online competition, business restructuring (e.g. switch to franchise model) and the devaluation of the ruble against the US dollar.  Excluding the impact of fluctuations in exchange rates, revenue decreased by 59.8 per cent.
CIS
Revenues in Belarus in the three months ended 31 March 2016 decreased by US$0.3 million, or 42.9 per cent. to US$0.4 million from US$0.7 million in the three months ended 31 March 2015, mainly as a result of challenging economic conditions, declining offline sales, increasing online competition and ruble devaluation against US dollar.  Excluding the impact of fluctuations in exchange rates, revenue decreased by 26.1 per cent.

Revenues in Kazakhstan in the three months ended 31 March 2016 decreased by US$0.5 million, or 62.5 per cent. to US$0.3 million from US$0.8 million in the three months ended 31 March 2015, mainly as a result of challenging economic conditions, declining offline sales, increasing online competition and the devaluation of the tenge against the US dollar. Excluding the impact of fluctuations in exchange rates, revenue decreased by 40.4 per cent.
Cost of Sales
Cost of sales in the three months ended 31 March 2016 decreased by US$2.5 million, or 64.1 per cent. to US$1.4 million from US$3.9million in the three months ended 31 March 2015, mainly as a result of restructuring measures (e.g. switch to franchise model), the implementation of cost savings programs and the devaluation local currencies against the US dollar. Cost of sales represented 60.9 per cent. of revenues on 31 March 2016 versus 61.9 per cent. of revenues on 31 March 2015.
Adjusted EBITDA

Adjusted EBITDA increased by US$1.3 million, or 76.5 per cent. to US$(0.4) million from US$(1.7) million in the three months ended 31 March 2015.  In local currency terms, Adjusted EBITDA increased by 75.6 per cent. in the three months ended 31 March 2016 compared to the three months ended 31 March 2015. The main reason for the increase was the restructuring of the Group's business.

	31 March		(Decline)	(Decline)/	(Decline)/	Adjusted EBITDA Margin
Total TME	2015	2016	Growth/	Growth	Growth	Q1 2016
	(US$ millions)%				in LCY %	%
Offline operations EBITDA	(0.6)	(0.1)	0.5	(83.3%)	(79.6%)	(12.5%)
Online Operations EBITDA	(0.9)	(0.3)	0.6	(66.7%)	(64.8%)	(20.0%)
Corporate Costs	(0.2)	-	0.2	(100.0%)	(108.4%)	-
Adjusted EBITDA	(1.7)	(0.4)	1.3	(76.5%)	(75.6%)	(15.87%)

Operations EBITDA margin by Business Segment
The Offline operations EBITDA margin was (12.5) per cent. as at 31 March 2016 compared with (18.2) per cent. as at 31 March 2015.  The Online Operations EBITDA margin was (20.0) per cent. as at 31 March 2016 compared with (30.0) per cent. as at 31 March 2015.
Operating profit and Operations EBITDA
Operating loss in the three months ended 31 March 2016 decreased by US$1.0 million, or 50.0 per cent. to US$(1.0) million from US$(2.0) million in the three months ended 31 March 2015.
On a consolidated level, Operations EBITDA in the three months ended 31 March 2016 increased by US$1.1 million, or 73.3 per cent. to US$(0.4) million from US$(1.5) million in the three months ended 31 March 2015.
Offline operations EBITDA in the three months ended 31 March 2016 increased by US$0.5 million, or 83.3 per cent. to US$(0.1) million from US$(0.6) million in the three months ended 31 March 2015.  Excluding the impact of fluctuations in exchange rates, the Offline operations EBITDA increased by 79.6 per cent. The Online Operations EBITDA in the three months ended 31 March 2016 increased by US$0.6 million, or 66.7 per cent. to US$(0.3) million from US$(0.9) million in the three months ended 31 March 2015.  Excluding the impact of fluctuations in exchange rates, online Operations EBITDA increased by 64.8 per cent.

Operations EBITDA by Geographic Segment
	31 March		(Decline)/	(Decline)/	Operations EBITDA Margin	Operations EBITDA Margin
Countries	2015	2016	Growth	Growth	Q1 2015	Q1 2016
	(US$ millions)%			in LCY %	%	%
Russia	(1.7)	(0.4)	(76.5%)	(73.2%)	(36.56%)	(24.34%)
CIS*	0.2	0	(101.5%)	(101.8%)	13.33%	(0.49%)
Operations EBITDA	(1.5)	(0.4)	(73.9%)	(69.2%)	(23.99%)	(17.46%)

*	CIS includes Belarus and Kazakhstan

Russia
Operations EBITDA in Russia increased by US$1.3 million, or 76.5 per cent. to US$(0.4) million from US$(1.7) million in the three months ended 31 March 2015.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA increased by 73.2 per cent. This increase was mainly due to cost savings measures and positive effects from the business restructuring.
CIS
Operations EBITDA in the CIS decreased by US$0.2 million, or 100.0 per cent. to US$0 million from US$0.2 million in the three months ended 31 March 2015.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA decreased by 56.9 per cent. in Belarus and decreased by 152.1 per cent. in Kazakhstan. This decrease was mainly due to the challenging economic environment and decreasing offline sales.
Operations EBITDA margin increased from (23.99) per cent. in the three months ended 31 March 2015 to (17.46) per cent. in the three months ended 31 March 2016.
Depreciation and Amortisation
Depreciation and amortisation in the three months ended 31 March 2016 decreased by US$0.2 million, or 33.3 per cent. to US$0.4 million from US$0.6 million in the three months ended 31 March 2015. This decrease was mainly due to the decapitalisation of certain expenses related to product development as well as the devaluation of the ruble against the US dollar.
Goodwill and intangible impairment
There were no goodwill and intangible impairments in the three months ended 31 March 2016.
Goodwill write‑off
There was no goodwill write-off in the three months ended 31 March 2016.
Discontinued Operations
There were no discontinued operations in the three months ended 31 March 2016.
General and Administrative Costs
General and administrative expenses in the three months ended 31 March 2016 decreased by US $2.0 million, or 58.8 per cent. to US$1.4 million from US$3.4 million in the three months ended 31 March 2015.  Expressed as a percentage of revenues, general and administrative costs increased to 60.9 per cent. in the three months ended 31 March 2016 from 54.0 per cent. in the three months ended 31 March 2015.

Comparison of the year ended 31 December 2015 versus the year ended 31 December 2014
Revenues in the year ended 31 December 2015 decreased by US$41.9 million, or 66.2 per cent. to US$21.4 million from US$63.3 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model).  Online revenues decreased by 28.5 per cent. in local currency terms. Excluding the impact of fluctuations in exchange rates, total revenues decreased by 48.7 per cent. and organic revenues decreased by 57.0 per cent.
Revenues by channel
	31 December		(Decline)/
Offline by source	2014	2015	Growth
	(US$ millions)		(%)
Display	19.9	4.9	(75.4%)
Classified Ads	12.7	2.7	(78.7%)
Circulation	2.3	0.7	(69.6%)
Services & Other	3.2	1.6	(50.0%)
Offline revenues	38.1	9.9	(74.0%)
Online revenues	25.2	11.5	(54.4%)
Total revenues	63.3	21.4	(66.2%)

Offline revenues in the year ended 31 December 2015 decreased by US$28.2 million, or 74.0 per cent. to US$9.9 million from US$38.1 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model). The decrease in offline revenues consisted of a decrease of US$23.7 million in Russia, a decrease of US$1.9 million in Kazakhstan and a decrease of US$2.6 million in Belarus.  In the respective local currencies, offline revenues decreased by 70.4 per cent. in Russia, decreased by 28.4 per cent. in Kazakhstan and decreased by 34.2 per cent. in Belarus.
Online revenues in the year ended 31 December 2015 decreased by US$13.7 million, or 54.4 per cent. to US$11.5 million from US$25.2 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment, increased online competition and business restructuring The decrease in online revenues consisted of a decrease of US$12.7 million in Russia, a decrease of US$0.2 million in Kazakhstan and a decrease of US$0.8 million in Belarus.  In the respective local currencies, online revenues decreased by 29.8 per cent. in Russia, decreased by 11.5 per cent. in Kazakhstan and decreased by 13.5 per cent. in Belarus.
Revenues by Geographic Segment
	31 December		(Decline)/	(Decline)/
Country	2014	2015	Growth	Growth
	(US$ millions)%			in LCY %
Russia	51.8	15.4	(70.3%)	(52.6%)
CIS*	11.5	6.0	(47.8%)	(16.9%)
Total Revenues	63.3	21.4	(66.2%)	(48.7%)

*	CIS includes Belarus and Kazakhstan

Russia
Revenues in Russia in the year ended 31 December 2015 decreased by US$36.4 million, or 70.3 per cent. to US$15.4 million from US$51.8 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment, increased online competition and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model).  Excluding the impact of fluctuations in exchange rates, revenue decreased by 52.6 per cent.
CIS
Revenues in Belarus in the year ended 31 December 2015 decreased by US$3.4 million, or 54.0 per cent. to US$2.9 million from US$6.3 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment, increased online competition and general trend of declining offline business. Excluding the impact of fluctuations in exchange rates, revenue decreased by 28.3 per cent.

Revenues in Kazakhstan in the year ended 31 December 2015 decreased by US$2.1 million, or 40.4 per cent. to US$3.1 million from US$5.2 million in the year ended 31 December 2014, mainly as a result of the challenging economic environment, increased online competition and general trend of declining offline business. Excluding the impact of fluctuations in exchange rates, revenue decreased by 26.1 per cent.
Cost of Sales
Cost of sales in the year ended 31 December 2015 decreased by US$19.0 million, or 58.1 per cent. to US$13.7 million from US$32.7 million in the year ended 31 December 2014, mainly as a result of restructuring measures (e.g. switch to franchise model), implemented cost savings programs and local currencies devaluation against US dollar. Cost of sales represented 64.0 per cent. of revenues on 31 December 2015 versus 51.7 per cent. of revenues on 31 December 2014.
Adjusted EBITDA

Adjusted EBITDA decreased by US$4.1 million, or 273.3 per cent. to US$(5.6) million from US$(1.5) million in the year ended 31 December 2014.  In local currency terms, Adjusted EBITDA decreased by 494.9 per cent. in the year ended 31 December 2015 compared to the year ended 31 December 2014. The main reasons for the decrease were the challenging economic environment and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model).

	31 December		(Decline)	(Decline)/	(Decline)/	Adjusted EBITDA Margin
Total TME	2014	2015	Growth/	Growth	Growth	2015 FY
	(US$ millions)%				in LCY %	%
Offline operations EBITDA	(0.1)	(0.1)	-	-	(59.3%)	(1.0%)
Online Operations EBITDA	(0.4)	(5.1)	(4.7)	(1,175.0%)	(1,931.3%)	(44.3%)
Corporate Costs	(1.0)	(0.4)	0.6	60.0%	36.3%	(1.9%)
Adjusted EBITDA	(1.5)	(5.6)	(4.1)	(273.3%)	(494.8%)	(26.2%)

Operations EBITDA margin by Business Segment
The Offline operations EBITDA margin was (1.0) per cent. as at 31 December 2015 compared with (0.3) per cent. as at 31 December 2014.  The Online Operations EBITDA margin was (44.3) per cent. as at 31 December 2015 compared with (1.6) per cent. as at 31 December 2014.
Operating profit and Operations EBITDA
Operating loss in the year ended 31 December 2015 increased by US$2.4 million, or 42.1 per cent. to US$(8.1) million from US$(5.7) million in the year ended 31 December 2014.
On a consolidated level, Operations EBITDA in the year ended 31 December 2015 decreased by US$4.7 million, or 940 per cent. to US$(5.2) million from US$(0.5) million in the year ended 31 December 2014.  Offline operations EBITDA in the year ended 31 December 2015 has not changed in US dollar terms compared to the year ended 31 December 2014.  Excluding the impact of fluctuations in exchange rates, the Offline operations EBITDA decreased by 59.3 per cent. The Online Operations EBITDA in the year ended 31 December 2015 decreased by US$4.7 million, or 1,175.0 per cent. to US$(5.1) million from US$(0.4) million in the year ended 31 December 2014.  Excluding the impact of fluctuations in exchange rates, online Operations EBITDA decreased by 1,931.3 per cent., which was mainly as a result of the challenging economic environment and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model).

Operations EBITDA by Geographic Segment
	31 December		(Decline)/	(Decline)/	Operations EBITDA Margin	Operations EBITDA Margin
Countries	2014	2015	Growth	Growth	2014 FY	2015 FY
	(US$ millions)%			in LCY %	%	%
Russia	(3.4)	(6.2)	82.4%	190.6%	(6.6%)	(40.3%)
CIS*	2.9	1.0	(65.5%)	(45.1%)	25.2%	16.7%
Operations EBITDA	(0.5)	(5.2)	940.0%	1557.2%	(0.8%)	(24.3%)

*	CIS includes Belarus and Kazakhstan

Russia
Operations EBITDA in Russia decreased by US$2.8 million, or 82.4 per cent. to US$(6.2) million from US$(3.4) million in the year ended 31 December 2014.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA decreased by 190.6 per cent. This decrease was mainly due to the challenging economic environment and business restructuring (e.g. exiting from print publishing business in Russia and the switch to a franchise model).
CIS
Operations EBITDA in the CIS decreased by US$1.9 million, or 65.5 per cent. to US$1.0 million from US$2.9 million in the year ended 31 December 2014.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA decreased by 44.4 per cent. in Belarus and decreased by 58.7 per cent. in Kazakhstan. This decrease was mainly due to the challenging economic environment and declining offline revenues.
Operations EBITDA margin decreased from (0.8) per cent. in the year ended 31 December 2014 to (24.3) per cent. in the year ended 31 December 2015.
Depreciation and Amortisation
Depreciation and amortisation in the year ended 31 December 2015 decreased by US$1.9 million, or 54.3 per cent. to US$1.6 million from US$3.5 million in the year ended 31 December 2014.   This decrease was mainly due to the decapitalisation of certain expenses related to product development as well as the devaluation of the ruble against the US dollar.
Goodwill and intangible impairment
There were no goodwill and intangible assets impairments in the year ended 31 December 2015, except for US$(1.2) million due to the restructuring of the business in 2015. The goodwill impairment relates to entities which were in the process of liquidation such that the corresponding impairment loss of $1.2 was recorded.
Note also that an independent auditor's report by ZAO Deloitte & Touche CIS for the year ended 31 December 2015 was qualified as set out below.
"The decrease of revenue in 2015 amounted to $41.9 million compared to 2014 and the Group has not achieved its planned revenue and operating income targets for 2015. In our opinion, the Group's revenue decline and significant continuing underperformance against operating targets indicates an impairment of goodwill in 2015. We consider that as at 31 December 2015 goodwill is overstated by $28.3 million and net loss for the year then ended is understated by the same amount."
Goodwill write‑off
There was no goodwill write-off in the year ended 31 December 2015, except for US$(0.1) million arising from the disposal of subsidiaries.

Discontinued Operations
There were no discontinued operations for the year ended 31 December 2015.
General and Administrative Costs
General and administrative expenses in the year ended 31 December 2015 decreased by US$11.9 million, or 54.6 per cent. to US$9.9 million from US$21.8 million in the year ended 31 December 2014.  Expressed as a percentage of revenues, general and administrative costs increased to 46.3 per cent. in the year ended 31 December 2015 from 34.4 per cent. in the year ended 31 December 2014.
Comparison of the year ended 31 December 2014 versus the year ended 31 December 2013
Revenues in the year ended 31 December 2014 decreased by US$33.0 million, or 34.3 per cent. to US$63.3 million from US$96.3 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and declining offline revenues.  Online revenues increased by 1.6 per cent. in local currency terms. Excluding the impact of fluctuations in exchange rates, total revenues decreased by 22.1 per cent. and organic revenues decreased by 33.5 per cent.
Revenues by channel
	31 December		(Decline)/
Offline by source	2013	2014	Growth
	(US$ millions)		(%)
Display	34.4	19.9	(42.2%)
Classified Ads	22.6	12.7	(43.8%)
Circulation	4.1	2.3	(43.9%)
Services & Other	5.5	3.2	(41.8%)
Offline revenues	66.6	38.1	(42.8%)
Online revenues	29.7	25.2	(15.2%)
Total revenues	96.3	63.3	(34.3%)

Offline revenues in the year ended 31 December 2014 decreased by US$28.5 million, or 42.8 per cent. to US$38.1 million from US$66.6 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and clients shifting from offline to online advertising. The decrease in offline revenues consisted of a decrease of US$25.2 million in Russia, a decrease of US$2.1 million in Kazakhstan and a decrease of US$1.2 million in Belarus.  In the respective local currencies, offline revenues decreased by 35.3 per cent. in Russia, decreased by 18.6 per cent. in Kazakhstan and decreased by 8.8 per cent. in Belarus.
Online revenues in the year ended 31 December 2014 decreased by US$4.5 million, or 15.2 per cent. to US$25.2 million from US$29.7 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and local currencies devaluation against US dollar. The decrease in online revenues consisted of a decrease of US$4.6 million in Russia, a decrease of US$0.2 million in Kazakhstan and an increase of US$0.3 million in Belarus.  In the respective local currencies, online revenues increased by 0.4 per cent. in Russia, decreased by 7.1 per cent. in Kazakhstan and increased by 38.6 per cent. in Belarus.
Revenues by Geographic Segment
	31 December		(Decline)/	(Decline)/
Country	2013	2014	Growth	Growth
	(US$ millions)%			in LCY %
Russia	81.6	51.8	(36.5%)	(23.3%)
CIS*	14.7	11.5	(21.8%)	(5.5%)
Total Revenues	96.3	63.3	(34.3%)	(22.1%)

*	CIS includes Belarus and Kazakhstan

Russia
Revenues in Russia in the year ended 31 December 2014 decreased by US$29.8 million, or 36.5 per cent. to US$51.8 million from US$81.6 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and declining offline revenues.  Excluding the impact of fluctuations in exchange rates, revenue decreased by 23.3 per cent.

CIS

Revenues in Belarus n the year ended 31 December 2014 decreased by US$0.9 million, or 12.5 per cent. to US$6.3 million from US$7.2 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and declining offline revenues. Excluding the impact of fluctuations in exchange rates, revenue increased by 1.1 per cent.
Revenues in Kazakhstan in the year ended 31 December 2014 decreased by US$2.3 million, or 30.7 per cent. to US$5.2 million from US$7.5 million in the year ended 31 December 2013, mainly as a result of the challenging economic environment and declining offline revenues. Excluding the impact of fluctuations in exchange rates, revenue decreased by 17.2 per cent.

Cost of Sales

Cost of sales in the year ended 31 December 2014 decreased by US$14.0 million, or 30.0 per cent. to US$32.7 million from US$46.7 million in the year ended 31 December 2013, mainly as a result of cost savings.  Cost of sales represented 51.7 per cent. of revenues on 31 December 2014 versus 48.5 per cent. of revenues on 31 December 2013.

Adjusted EBITDA
Adjusted EBITDA decreased by US$8.8 million, or 120.5 per cent. to US$(1.5) million from US$7.3 million in the year ended 31 December 2013. In local currency terms, Adjusted EBITDA decreased by 126.9 per cent. in the year ended 31 December 2014 compared to the year ended 31 December 2013. The main reasons for the decrease were the challenging economic environment and declining offline revenues.
	31 December		(Decline)	(Decline)/	(Decline)/	Adjusted EBITDA Margin
Total TME	2013	2014	Growth/	Growth	Growth	2014 FY
	(US$ millions)%				in LCY %	%
Offline operations EBITDA	7.1	(0.1)	(7.2)	(101.4%)	(101.7%)	(0.3)%
Online Operations EBITDA	0.5	(0.4)	(0.9)	(180.0%)	(196.6%)	(1.6%)
Corporate Costs	(0.3)	(1.0)	(0.7)	233.3%	302.6%	(1.6%)
Adjusted EBITDA	7.3	(1.5)	(8.8)	(120.5%)	(124.8%)	(2.4%)

Operations EBITDA margin by Business Segment
The Offline operations EBITDA margin was (0.3) per cent. as at 31 December 2014 compared with 10.7 per cent. as at 31 December 2013.  The Online Operations EBITDA margin was (1.6) per cent. as at 31 December 2014 compared with 1.7 per cent. as at 31 December 2013.
Operating profit and Operations EBITDA
Operating loss in the year ended 31 December 2014 increased by US$4.4 million, or 338.5 per cent. to US$(5.7) million from US$(1.3) million in the year ended 31 December 2013.
On a consolidated level, Operations EBITDA in the year ended 31 December 2014 decreased by US$8.1 million, or 106.6 per cent. to US$(0.5) million from US$7.6 million in the year ended 31 December 2013.  Offline operations EBITDA in the year ended 31 December 2014 decreased by US$7.2 million, or 101.4 per cent. to US$0.1 million from US$7.1 million in the year ended 31 December 2013.  Excluding the impact of fluctuations in exchange rates, the Offline operations EBITDA decreased by 101.7 per cent. The Online Operations EBITDA in the year ended 31 December 2014 decreased by US$0.9 million, or 180 per cent. to US$(0.4) million from US$0.5 million in the year ended 31 December 2013.  Excluding the impact of fluctuations in exchange rates, online Operations EBITDA decreased by 196.6 per cent., which was mainly as a result of the challenging economic environment and declining offline and online revenues.

Operations EBITDA by Geographic Segment
	31 December		(Decline)/	(Decline)/	Operations EBITDA Margin	Operations EBITDA Margin
Countries	2013	2014	Growth	Growth	2013 FY	2014 FY
	(US$ millions)%			in LCY %	%	%
Russia	4.0	(3.4)	(185.0%)	(202.7%)	4.9%	(6.6%)
CIS*	3.6	2.9	(19.4%)	(2.7%)	24.5%	25.2%
Operations EBITDA	7.6	(0.5)	(106.6%)	(107.9%)	7.9%	(0.8%)

*	CIS includes Belarus and Kazakhstan

Russia
Operations EBITDA in Russia decreased by US$7.4 million, or 185.0 per cent. to US$(3.4) million from US$4.0 million in the year ended 31 December 2013.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA decreased by 202.7 per cent. This decrease was mainly due to the challenging economic environment and declining offline revenues.
CIS
Operations EBITDA in the CIS decreased by US$0.7 million, or 19.4 per cent. to US$2.9 million from US$3.6 million in the year ended 31 December 2013.  Excluding the impact of fluctuations in exchange rates, Operations EBITDA increased by 15.5 per cent. in Belarus and decreased by 18.6 per cent. in Kazakhstan This decrease was mainly due to the challenging economic environment and declining offline revenues.
Operations EBITDA margin decreased from 7.9 per cent. in the year ended 31 December 2013 to (0.8) per cent. in the year ended 31 December 2014.
Depreciation and Amortisation
Depreciation and amortisation in the year ended 31 December 2014 decreased by US$1.1 million, or 23.9 per cent. to US$3.5 million from US$4.6 million in the year ended 31 December 2013.  This decrease was mainly due to reduced capital expenditure and the devaluation of the ruble against the US dollar.
Goodwill and intangible impairment
There were no goodwill and intangible impairments in the year ended 31 December 2014.
Goodwill write‑off
There was no goodwill write-off in the year ended 31 December 2014.
Discontinued Operations
On 28 February 2014, the Group transferred its subsidiary Oglasnik d.o.o., the operating company of its Croatian operations, for consideration of HRK 2 to non-controlling interest shareholders. In March 2014, the Group disposed of its subsidiaries in Bosnia & Herzegovina, and Serbia for a consideration of EUR 2 to a non-controlling interest shareholder. The Group has disposed of its subsidiary Expressz Magyarorszag Media Kft. to non-controlling shareholders for EUR 1 in April 2014. Loss on disposal of discontinued operations for the year ended 31 December 2014 was  US$0.3 million .
General and Administrative Costs
General and administrative expenses in the year ended 31 December 2014 decreased by US$10.5 million, or 32.5 per cent. to US$21.8 million from US$32.3 million in the year ended 31 December 2013.  Expressed as a percentage of revenues, general and administrative costs increased to 34.4 per cent. in the year ended 31 December 2014 from 33.5 per cent. in the year ended 31 December 2013.

Cash Flows, Liquidity and Capital Resources
Consolidated Statement of Cash Flows
(Amounts expressed in millions of US dollars ("US$") unless otherwise indicated)
	For the years ended 31 December
	2013	2014	2015
	(US$ millions)
	(audited)
Net (loss)/profit for the year	(18.6)	(64.5)	(16.6)
Adjustments:
Depreciation and amortisation	4.6	3.5	1.6
Income tax (benefit)/expense recognised in profit and loss …………..	(3.4)	2.1	0.3
Impairment loss recognised on reclassification of assets to assets held-for-sale	8.4
Share of profit of associates	(0.3)	(0.1)	-
Impairment loss recognised on doubtful receivables and other current assets	1.5	0.7	0.5
Impairment loss on investments in associates	-	-	0.8
Impairment loss on goodwill	-	-	1.2
Loss/(gain) on sale of property, plant and equipment	(0.2)	(1.0)	(0.4)
Financial expenses	5.6	5.3	3.8
Financial income	(0.3)	(0.1)	-
Net (gain)/loss from disposal of subsidiaries	1.3	0.3	(0.1)
Unrealized forex expense	-	52.5	7.0
Other income (loss) net	-	-	(4.1)
	(1.4)	(1.3)	(6.0)
Movements in working capital:
Changes in trade and other receivables	3.7	1.3	1.1
Change in inventories	0.2	0.2	0.1
Changes in other current assets	1.9	2.8	1.1
Changes in trade payables	0.5	(2.2)	(1.8)
Changes in liabilities relating to non-controlling interests	(0.4)	0.1	(0.6)
Changes in other current liabilities	(0.5)	(3.8)	(1.6)
Cash (used in)/generated from operations	4.0	(2.9)	(7.7)

Interest paid	(5.6)	(4.9)	(2.1)
Income taxes paid	(1.7)	(1.8)	(0.5)

Net cash used in operating activities	(3.3)	(9.6)	(10.3)

Cash flows from investing activities:
Payments to acquire property, plant and equipment and intangible assets	(3.0)	(2.4)	(0.5)
Proceeds from sales of property, plant and equipment and intangible assets	0.3	0.7	0.5
Dividends received from associates	0.2	-	-
Proceeds from disposal of subsidiaries	1.8	(0.4)	(0.3)
Interest received	0.3	0.1	-
Net cash used in investing activities	(0.4)	(2.0)	(0.3)
Cash flows from financing activities:
Proceeds from borrowings	—	5.2	37.2
Repayments of borrowings	—	(35.0)	(37.1)
Increase in loans from shareholders	0.7	35.0	8.7
Capital increase	-	0.6	-
Dividends paid to non-controlling interests	(1.7)	(0.8)	(0.2)

Net cash generated by/(used in) financing activities	(1.0)	5.0	8.6

Net change in cash and cash equivalents	(4.7)	(6.6)	(2.0)

Cash and cash equivalents at the beginning of year	13.8	10.0	2.2
Effect of exchange rate changes on cash held in foreign currencies	0.9	(1.2)	0.4
Cash and cash equivalents at the end of year	10.0	2.2	0.6

Net cash used in operating activities
Net cash used in operating activities was negative US$10.3 million in the year ended 31 December 2015, negative US$9.6 million in the year ended 31 December 2014 and negative US$3.3 million in the year ended 31 December 2013.
The primary reason for the cash outflows from operating activities is the restructuring of the Group's business, interest payment on loans and currency fluctuations.
Cash used in investing activities
Net cash used in investing activities was negative US$0.3 million in the year ended 31 December 2015, negative US$2.0 million in the year ended 31 December 2014 and negative US$0.4 million in the year ended 31 December 2013.
The primary reason for the cash outflows is the restructuring of the Group's business.
Cash generated by/(used in) financing activities
Net cash generated by/(used in) financing activities was US$8.6 million in the year ended 31 December 2015, US$5.0 million in the year ended 31 December 2014 and negative US$1.0 million in the year ended 31 December 2013.
The primary reason for the differences is an increase in borrowings from shareholders and external institutions in 2014 and 2015 and dividends paid to non-controlling interests in 2013.
Working Capital
Net accounts receivable were US$0.7 million in the year ended 31 December 2015, US$2.2 million in the year ended 31 December 2014 and US$2.5 million in the year ended 31 December 2013, which represented 3.3 per cent., 3.5 per cent. and 2.6 per cent. of revenue, respectively.
Net accounts receivable were US$0.5 million in the three months ended 31 March 2016 and US$1.3 million in the three months ended 31 March 2015, which represented 21.7 per cent. and 20.6 per cent. of revenue, respectively.
The Group's relatively low net accounts receivable is due to the revenue model it uses in Russia and the CIS where customers are required to make a cash prepayment, meaning the customer pays the due amount before the advertisement is issued which generally takes two to five days depending on the location (in Moscow, the turnaround time is shorter due to competition).
The Group may also seek loans or other forms of financial support (such as guarantees and security) from its controlling shareholder, Hürriyet Invest, as required from time to time.
Capital expenditure
Capital expenditures have decreased by 83.3 per cent. to US$0.5 million in the year ended 31 December 2015, from US$3.0 million in the year ended 31 December 2013, mainly as a result of the reclassification of certain expenses related to product development as operating costs rather than capital expenditure.
The Group's primary capital expenditures have traditionally been on intangibles such as software and online development, being the main direct costs of web sites. In 2015, the majority of expenses associated with web development were classified as operating expenses and were not capitalised.
The Group anticipates that capital expenditures will be between US$0.5 million to US$1.0 million in the year ended 31 December 2016.

Financial Liabilities – Borrowings
	Annual interest rate (actual rate as at 31 March 2016)		31 March 2016	31 December 2015	31 December 2014
US dollar-denominated third party loan	3.75% - 6.25	%-	-	35.2	35.2
RUR-denominated third party loan	Mosprime+2.0% (13.64%)		0.7	2.5	3.2
Less: amounts due within one year			(0.7)	(37.7)	(38.4)
Borrowings, net of current portion			-	-	-

The borrowings accrue interest on a monthly basis, payable quarterly.
In order to decrease the Group's short-term debt to third parties, TME management performed the refinancing of the Group's debt outstanding to banks in January 2016.
On 14 January 2016, TME received an additional loan of $37.7 from Hurriyet Invest B.V., its parent company, and transferred these funds to its direct Dutch subsidiary Mirabridge International B.V. to be used for the repayment of existing bank debts of LLC PMH, subsidiary of Mirabridge International B.V. As a result of the transaction, the Group's debt outstanding to banks was repaid.
In February 2016, the Group opened a new credit line for up to US$1.0 million. The loan is subject to certain covenants and as at 31 March 2016, the Group was in compliance with all such covenants. The loan facility is due to expire in April 2017.
The carrying value of borrowings is considered to approximate their fair value due to their approaching maturity date.
Liabilities Relating to Non-controlling Interests
Oglasnik d.o.o. Dispute Settlement between TCM Adria d.o.o. and Minorities
The Group has historically held a put-option over the non-controlled ordinary share capital of its Croatian subsidiary, Oglasnik d.o.o., in which the Group held a 70 per cent. equity interest as of 31 December 2013.  During 2013, the Zagreb Court of Arbitration found in favour of the Group that the put-option is null and void. In response, the former non-controlling shareholders of Oglasnik d.o.o filed a lawsuit against the Group claiming Euro 3.5 million plus interest, for financial damages as a result of the Group not exercising the original put-option.
On November 26, 2015, the dispute was settled amicably, and pursuant to the settlement agreement, TCM Adria d.o.o. (holder of 70% of Oglasnik d.o.o at the time of the dispute, prior to its disposal in 2014) is obliged to pay the Croatian former shareholders cash consideration in the amount of EUR 2,350,000 in four quarterly instalments. As at the date of this Prospectus, the first three quarterly instalments have been made and the final instalment of EUR 587,500 is due in September 2016.
Croatian Ministry of Finance, Zagreb Tax Authorities versus TCM Adria d.o.o.
On 28 February 2016, Zagreb Tax Authorities initiated a tax inspection of TCM Adria d.o.o. The Zagreb Tax Office inspection relates to the full inspection of the corporate profit tax of TCM Adria d.o.o. for the fiscal year 2014. As at the date of this Prospectus, the Zagreb Tax Office inspection is still ongoing (actual investigation still pending), and neither the duration nor the result or potential outcome can be estimated at this stage of proceedings.
Others
See also "Business – Litigation" for a description of the Group's current legal disputes.

Balances with related parties:
Amounts due to shareholders as at the dates stated (in US$):
	As at 31 December			As at 31 March
	2013	2014	2015	2015	2016
	US$ millions
	(audited)			(unaudited)
Hürriyet Invest B.V.	18.9	35.2	46.3	35.8	85.4
	18.9	35.2	46.3	35.8	85.4

Significant Accounting Policies
Statement of compliance
The Historical Financial Information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted in the EU. The Historical Financial Information has been prepared in accordance with those IFRS and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued by the International Accounting Standards Board that were issued and effective, or issued and early adopted for use in the EU.
The accounting policies set out here, have been consistently applied to all reporting periods.
Basis of preparation
General
The Historical Financial Information has been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
The disclosure of fair value of certain financial assets and liabilities recorded at cost or amortised cost is as follows:
•	Cash and cash equivalents: The carrying value approximates fair value due to the short maturity of these instruments;
•	Trade and other receivables and short-term investments: The carrying value approximates fair value due to the short maturity of these instruments;
•	Trade and other payables: The carrying value approximates fair value due to the short maturity of these instruments;
•	Borrowings: The fair value is based on the Group's current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices.
The preparation of the Group's financial statements requires the use of certain critical accounting estimates, and also requires management to exercise judgment in the process of applying the Group's accounting policies. Those areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the Group's financial statements are discussed in Note 4 to the 2015 Financial Statements.

Inflation accounting
The Group operates subsidiaries in Belarus. With effect from 1 January 2011, the Belarusian economy has been considered to be hyperinflationary in accordance with the criteria in IAS 29 Financial Reporting in Hyperinflationary Economies. Accordingly, the Group's financial statements contain certain adjustments for changes in the general purchasing power of the Belarusian ruble. With effect from 1 January 2015, the Belarusian economy is no longer considered to be hyperinflationary in accordance with the criteria in IAS 29. Accordingly, financial statements do not contain adjustments for changes in the general purchasing power of the Belarusian ruble, except for the comparative information for 2014.
In applying IAS 29 in 2014 and 2013, the Group has used conversion factors derived from the Belarusian consumer price index ("CPI"), published by the National Statistical Committee of the Republic of Belarus. The CPIs and respective conversion factors used in the Annual Financial Statements were as follows:
Dates	Index	Conversion Factor

31 December 2013	1.1649	1.1617
31 December 2014	1.3533	1.0000

Restatement of prior period information
Subsequent to the issuance of the Group's financial statements for the year ended 31 December 2013, the Group identified a misclassification of a loss pertaining to dividends to non-controlling interests between non-controlling interest and equity holders of the Group for US$1.7 million. In order to comply with IFRS and to maintain the transparency and comparability of this Historical Financial Information, the Group's financial statements for the year ended 31 December 2013 were restated to account for this misclassification. Details the restatement can be found in Note 30 of the Group's financial statements for the year ended 31 December 2014.
Going concern
The Historical Financial Information has been prepared on the going concern basis, which means they were prepared on the assumption that the Group will have a continuity of operations, realisation of assets, and liquidation of liabilities and commitments in the normal course of business.
The Group has realised a trading loss for the year ended 31 December 2015 as well as negative operating and net cash flows, and as at the year end had a working capital deficit of US$86.5 million (as at 31 December 2014 the Group had a deficit of US$81.4 million). Management has plans to improve the Group's profitability and working capital situation including, but not limited to, capital contributions through the issuance of GDRs in an amount up to US$88.2 million pursuant to the transactions contemplated by this Prospectus, further cost reductions, and considering additional external financing options, and consequently has a reasonable expectation that the Group has adequate resources and/or additional parent company support to continue in operational existence for the foreseeable future. The Group finances its operations though bank borrowings guaranteed by its ultimate parent company and other financial support from the parent company when and as required.
Basis of consolidation
The Historical Financial Information incorporates the financial statements of the Group and its subsidiaries. Control is achieved when the Group:
•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group's voting rights in an investee are sufficient to give it power, including:
•	the size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Group, other vote holders or other parties;
•	rights arising from other contractual arrangements; and
•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.
Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
Changes in the Group's ownership interests in existing subsidiaries
Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.
When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRS). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.
Company Only Financial Statements
Under Article 105(11) of the Jersey Companies Law the directors of a holding company need not prepare separate financial statements (i.e. Company only financial statements) if consolidated accounts for the Company are prepared, unless required to do so by the members of the Company by ordinary resolution. The members of the Company had not passed a resolution requiring separate financial statements and, in the Directors' opinion, the Company meets the definition of a holding company. As permitted by law, the Directors have elected not to prepare separate financial statements.

Business combinations
The acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value, except that:
•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;
•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.
When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognised in profit or loss.
When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.
The non-controlling shareholders' share in the net assets and results for the period of subsidiaries are separately classified in the consolidated balance sheets and statements of income as non-controlling interest.
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.
A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.
On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
Investments in associates
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.
The results and assets and liabilities of associates are incorporated in the Historical Financial Information using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group's share of the profit or loss and other comprehensive income of the associate. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.
An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Group's share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.
The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group's investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no re-measurement to fair value upon such changes in ownership interests.
When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.
When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognised in the Historical Financial Information only to the extent of interests in the associate or joint venture that are not related to the Group.
Assets held for sale and discontinued operations
In accordance with guidance contained in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Discontinued operations represent parts of the Group which either are classified as held-for-sale or have been disposed of, and whose activities and cash flows represent a geographical segment or major line of business and can be treated as separable from the Group's activities and cash flows.
Segment reporting
Management has determined the Group's reportable operating segments based on the reports reviewed and used to make strategic decisions by the Executive Committee, which is the Group's chief operating decision-maker. The Executive Committee monitors the business from a geographic perspective as the risks and returns in geographical areas reflecting the primary source of risks and returns.
Related party transactions
For the purposes of the Historical Financial Information, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions as defined by IAS 24, "Related Party Disclosures". In considering related party relationships, attention is directed to the substance of the relationship, and not merely the legal form.
Related parties may enter into transactions in which unrelated parties would not enter. Transactions between related parties may be on different terms, conditions and amounts as the transactions between unrelated parties.
Management has assessed the Group's related parties as being Doğan Holding, Doğan Yayin and the Group's shareholders, key management personnel and Board members, along with their families and any entities under their control.

Revenue recognition
The Group's primary source of revenues in 2015 is online revenue. Online revenue is primarily earned through the sale of advertising space on the Group's websites, derived principally from classified ads and display ads, including professional ads, consumer ads and banners. The related revenues are recognised at the time when the advertisement is published online, with an appropriate portion deferred where the advertisement has been scheduled to run over multiple periods.
Other types of online revenue include (1) subscription or one-off access fees to content and information provided through the Group's websites which are recognised over the period of usage and (2) revenues generated from paid line usage for connecting buyers and sellers or other related services, which are recognised upon provision of the service.
Offline revenue consists mainly of print revenue, licensing fees (royalties) and circulation revenue. Print revenue is earned from the sale of advertising space in the Group's publications. Private and professional classified advertisements and display advertisements are published on a daily, weekly and monthly basis. The related revenues are recognised at the time the advertisement is published. Revenues related to advertisements appearing on multiple occasions are deferred and recognised as the relevant advertisements are run.
Licensing fees represent a percentage of advertising and circulation revenues collected by the franchisees and are recognized in the period when earned.
Circulation revenues, whereby publications are sold via third party vendor, are recognised at the time when the publications are sold to the third party vendor. Circulation revenues are earned mainly through kiosks, newsstands and other points of sales, with such vendors having one month to return any unsold publications. Revenue recognised initially is offset by an estimate of expected returns, based on the historical track record of such returns.
The Group is engaged in barter transactions whereby the Group exchanges the advertising space on its websites, offline media and exhibitions for advertising space in other offline media, websites, forums and events and other mediums. The Group considers that these advertising services are dissimilar and therefore recognises revenues and expenses from such barter transactions at fair value which is determined based on the value of similar non-barter transactions. The amounts of revenue and expense recognised for advertising barter transactions are disclosed in Note 30 to the 2015 Financial Statements
Foreign currencies
The functional currency of the Company is the Russian ruble, as this is the currency in which the majority of transactions take place. The Group uses the US dollar as its presentational currency as management considers this to be the most meaningful currency for the users of its financial information given the number of different local currencies in use across the Group. All Group entities use their local currency as their functional currency. In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognised in profit or loss in the period in which they arise.
Exchange rates are taken from the official daily closing rate per the Central Bank of Russia (the "CBR"). The Russian ruble and some other currencies of Russia and the CIS are not readily convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.
For the purposes of presenting the Group's financial information, the assets and liabilities of the Group's foreign operations are translated into US dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity (and attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.
In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (i.e. partial disposals of associates or joint arrangements that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.
Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in other comprehensive income.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.
All other borrowing costs are recognised in profit or loss in the period in which they are incurred.
Leasing
Assets acquired under finance lease agreements are capitalised at the inception of the lease at fair value of the leased asset or at present value of the lease payment, whichever is the lower, less accumulated depreciation. Minimum lease payments are treated as comprising capital and interest elements.
Lease payments are apportioned between the finance charges and capital redemption so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the estimated useful life of the asset.
Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.
Property, plant and equipment
Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the assets. Assets lives and residual values are reviewed annually at each balance sheet. The depreciation periods for property, plant and equipment, which approximate the economic useful lives of assets concerned, are as follows:
•	Buildings: 10-50 years
•	Printing presses and related equipment: 3-15 years
•	Furniture and fixtures: 3-10 years
•	Leasehold improvements: 2-20 years
Assets held under finance leases and leasehold improvements are depreciated over the shorter of the term of the related lease or the useful life of the asset. Gains or losses on the sale of property, plant and equipment are recognised in the period of disposal of the asset. Improvements which extend the useful lives of assets are capitalised. Repairs and maintenance are expensed as incurred.

Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.
The useful lives of the Group's intangible assets, substantially all of which resulted from business combinations except for computer software and rights, have been assessed as follows:
•	Trade names: 20 years
•	Customer lists: 9-18 years
•	Software and rights: 3-5 years
•	Other intangible assets: 2-5 years
Certain trademarks have indefinite useful lives as it is not practical to determine their useful lives.
Internally-generated intangible assets – research and development expenditure
The Group's internally-generated intangible assets relate to website development costs.
Expenditure on research activities is recognised as an expense in the period in which it is incurred.
An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following have been demonstrated:
•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.
The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.  Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination
Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Derecognition of intangible assets
An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.
Impairment of tangible and intangible assets other than goodwill
At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
Inventories
Inventories are valued at the lower of cost or estimated selling price less estimated costs to make the sale. Inventories are mainly composed of paper raw materials. The cost of inventories is determined on the weighted average basis.
Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Cash and cash equivalents
Cash and cash equivalents are defined as cash available in bank accounts or in hand and highly liquid investments, including bank deposits, with a maturity term of less than three months.
Financial instruments
Financial assets and financial liabilities are recognised when a Group entity becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.
Financial assets
The Group's financial assets are classified into loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and de-recognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
Receivables
Receivables are carried at amortised cost, less any impairment. A credit risk provision for trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due. The recoverable amount is the present value of all cash flows, including amounts recoverable from guarantees and collateral, discounted based on the original effective interest rate of the originated receivables at inception. Movement in the provision for doubtful receivables is included in marketing, selling and distribution expenses.
Derecognition of financial assets
The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.
On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss.
On derecognition of a financial asset other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognise under continuing involvement, and the part it no longer recognises on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognised and the sum of the consideration received for the part no longer recognised and any cumulative gain or loss allocated to it that had been recognised in other comprehensive income is recognised in profit or loss.  A cumulative gain or loss that had been recognised in other comprehensive income is allocated between the part that continues to be recognised and the part that is no longer recognised on the basis of the relative fair values of those parts.

Financial liabilities
Borrowings and other payables
Borrowings and other payables, including trade payables, are initially recognised at fair value and subsequently are measured at amortised cost using the effective interest method.
The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability to the net carrying amount on initial recognition.
Derecognition of financial liabilities
The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.
Dividends
Dividends on ordinary shares are recognised in equity in the period in which the dividends are approved by the Group's shareholders. Dividend income is recognised when the right to receive payment is established.
Income taxes
Income taxes have been computed in accordance with the laws of the country of incorporation of the respective companies of the Group.
Deferred tax assets and liabilities are recognised for the expected future tax consequences of existing differences between the financial and tax reporting bases of assets and liabilities, as well as loss carry forwards, using enacted tax rates expected to be in effect at the time these differences are realised. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the consolidated statement of operations and comprehensive income in the period in which the change is substantively enacted. Deferred tax assets are written-down at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realised. In making such determination, the Group considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.
Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited in other comprehensive income or equity, in which case the deferred tax is also dealt with in other comprehensive income or equity.
Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset to the extent there is a legally enforceable right to set off current tax assets against current tax liabilities, and the Group intends to settle its current tax assets and liabilities on a net basis.
Critical Accounting Judgements and Key Sources of Estimation Uncertainty
In the application of the Group's accounting policies, which are described in Note 3 to each of the 2013-2015 Financial Statements, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical accounting judgements
Identification of reportable operating segments
The identification of reportable operating segments in accordance with the provisions of IFRS 8 Operating Segments requires judgement. In making their judgement, management considered the independence of Group entities in terms of cash inflows and outflows and the aggregation level at which results are reviewed by the Group's chief operating decision maker. In 2015, the former CIS segment was disaggregated into Belarus and Kazakhstan as the Group's chief operating decision maker reviews the results of its performance separately.
Key sources of estimation uncertainty
The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Useful lives of intangible assets
The Directors estimate the useful lives of some trade names as indefinite. Had these intangible assets' useful lives been considered finite, with a useful life of 20 years, the Group's amortisation charge and loss before tax for the year ended 31 December 2015 would have increased by US$1.1 million (in the year ended 31 December 2014 the Group would have had an increase in amortisation charge and decrease in profit before tax of US$1.4 million), with net assets decreasing by the same amount.
The Group amortises intangible assets relating to certain trade names, customer lists and domain names over their useful lives, which are estimated by management and reviewed on an annual basis. Had the useful lives of such trade names, customer lists and domain names been increased/decreased by 10 per cent., the Group's amortisation charge and loss before tax for the year ended 31 December 2015 would have decreased/increased by US$0.1 million (in the year ended 31 December 2014 the Group had a decrease/increase in amortisation charge and increase/decrease in profit before tax of US$0.2 million), with net assets increasing/decreasing by the same amount.
Impairment testing of goodwill and intangible assets with indefinite useful lives
Determining whether goodwill and intangible assets with indefinite useful lives are impaired requires an estimation of the value in use of the cash-generating units to which goodwill and intangible assets with indefinite useful lives have been allocated. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination, and represents the lowest level within the Group at which the goodwill is monitored for internal management purposes. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.
The carrying amount of goodwill and intangible assets with indefinite useful lives as at 31 December 2015 was US$31.9 million and US$20.9 million, respectively (as at 31 December 2014, US$42.7 million and US$27.0 million, respectively).
Barter revenue recognition
The Group recognises barter revenue on a gross basis at the fair value of services provided, adjusted by the amount of any cash equivalents transferred. Management uses its judgement to measure the fair value of the services provided by reference to similar non-barter advertising revenue.
Deferred tax asset recoverability
Determining whether recognised deferred tax assets, specifically those arising on losses carried forward, are recoverable requires an estimation of the future cash flows and taxable profits expected to arise from the subsidiary in which the associated deferred tax asset has been recognised. Where the actual future cash flows and taxable profits are less than expected, a material write-off of deferred tax assets may arise.

Capital and Financial Risk Management
Capital risk management
The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to maximise returns for stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged.
The capital structure of the Group consists of net debt (borrowings offset by cash and bank balances) and equity of the Group.
The Directors monitor the capital structure of the Group on the basis of the gearing ratio, calculated as net debt divided by total capital (defined as total equity plus debt), with a target gearing ratio of 45 per cent. to 65 per cent. The gearing ratio at the end of each reporting period was as follows:
	31 December			31 March
	2013	2014	2015	2015	2016
	(US$ millions)
	(audited)			(unaudited)
Total bank borrowings	70.9	38.4	37.7	40.2	0.7
Less: cash and cash equivalents	(10.0)	(2.2)	(0.6)	(1.7)	(0.7)
Net debt	60.9	36.2	37.1	38.5	0.0
Total equity	38.5	(9.0)	(35.1)	(18.3)	(32.4)
Total capital	99.4	27.2	2.0	20.0	(32.4)
Gearing ratio	0.61	1.33	18.55	1.91	0.002

The movement in the gearing ratio from 2014 to 2015 as depicted above resulted primarily from a significant devaluation of the Russian ruble against the US dollar and from the restructuring of the business of the Group performed during 2015.
Financial risk management
The Group is exposed to variety of financial risks due to its operations. These risks include interest rate risk, credit risk, liquidity risk and foreign currency risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.
Financial risk management is carried out by management under policies approved by the Board.
Interest rate risk
The Group funds its working capital requirements through a short-term credit facility and additional financing received from the parent company, and places surplus cash, if any, on short-term floating rate interest bearing deposits. As such, the Group is exposed to interest rate risk.  Management actively manages the Group's short term deposits to ensure the most favourable interest rates are obtained.
As the Group has repaid the majority of its bank debt in January 2016, management does not consider the Group to be materially exposed to fluctuations in interest rates.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Group uses a combination of information supplied by independent rating agencies, other publicly available financial information, and its own trading records to rate the creditworthiness of its major customers.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable. The Group does not have significant credit risk exposure to any single counterparty.
Liquidity risk
Ultimate responsibility for liquidity risk management rests with the Board, which has established an appropriate liquidity risk management framework for the management of the Group's short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. The ability to meet the contracted repayments of financial liabilities is managed by monitoring working capital levels and maintaining the availability of adequate committed funding lines from high quality lenders.
The following tables detail the Group's remaining contractual maturity for financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. The contractual maturity is based on the earliest date on which the Group may be required to pay:
At 31 December 2015	Up to 3 months	3 to 6 months	6 to 12 months	1 to 2 years	Total
Senior credit facility	37.7	-	-	-	37.3
Trade and other payables	1.2	-	-	-	1.2
Amounts due to shareholders	46.3	-	-	-	46.3
Total	85.2	-	-	-	85.2

At 31 December 2014	Up to 3 months	3 to 6 months	6 to 12 months	1 to 2 years	Total
Senior credit facility	-	36.0	3.0	-	39.0
Trade and other payables	3.1	-	-	-	3.1
Amounts due to shareholders	-	-	35.2	-	35.2
Total	3.1	36.0	38.2	-	77.3

Foreign currency risk
The Group's subsidiaries undertake transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:
	Assets		Liabilities
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
US dollars	0.1	0.2	(80.7)	(73.6)
Euro	0.1	-	(2.8)	-
The following table details the Group's sensitivity to a 20 per cent. increase and decrease in the US dollar and in the Euro against the relevant foreign currencies. 20 per cent. is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 20 per cent. change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower. A positive number below indicates an increase in profit or equity where the US dollar or Euro strengthens 20 per cent. against the relevant currency. For a 20 per cent. weakening of the US dollar or Euro against the relevant currency, there would be a comparable impact on the profit or equity, and the balances below would be negative.

	US dollar impact
	2015	2014
Profit or loss after tax	12.9	11.8

	EURO impact
	2015	2014
Profit or loss after tax	0.4	-

Current Trading and Prospects
The Group's revenue for the six months ended 30 June 2016 ("H1 2016") was US$5.2 million (unaudited) as compared to US$13.3 million (unaudited) for the six months ended 30 June 2015 ("H1 2015"), a decrease of 60.9 per cent. The Group's gross profit for H1 2016 was US$1.9 (unaudited) million as compared to US$5.5 million (unaudited) for H1 2015, a decrease of 65.5 per cent. The Group's operating loss for H1 2016 was US$1.7 million (unaudited) as compared to US$4.9 million (unaudited) for H1 2015, an improvement of 65.3 per cent. The Group's net loss for H1 2016 was US$4.6 million (unaudited) as compared to US$6.7 million (unaudited) for H1 2015, an improvement of 31.3 per cent.
The Group's preliminary estimates indicate that its revenues for the year ended 31 December 2016 will continue to be adversely affected by: (i) a challenging economic environment, including negative movements in foreign currency exchange rates; and (ii) lower offline revenues.
The Group expects higher online revenues in 2016 will not be offset by decreases in offline revenues and foreign exchange rate movements.

BUSINESS
Overview
TME is one of the leading providers of online and offline classified advertising, particularly in the real estate, auto and recruitment sectors, with local brands serving local markets in Russia and the CIS.
As at 31 December 2015, TME produced 6 print titles, with an annual circulation of approximately 5.6 million copies, reaching around 0.5 million readers in aggregate per month. TME also hosted 9 horizontal and vertical websites with over 14.8 million unique monthly visitors in aggregate, with Irr.ru and Job.ru being the main revenue and traffic generators.  TME's websites and publications serve as marketplaces in major metropolitan and regional markets where both private and professional sellers advertise items for sale and contact buyers.  TME offers buyers and sellers a comprehensive and focused forum for consumer-to-consumer and business-to-consumer transactions. TME estimates that in the year ended 31 December 2015, its offline and online titles contained approximately 8.5 million classified advertisements.
TME's vision is to become the leading classified advertising transaction platform by providing our customers with the best online solutions, and generating high returns, which will create long term shareholder value.
TME has completed a significant restructuring of the business to accelerate the transformation from an offline-driven business to a pre-dominantly online business. As part of the business restructuring process, TME has exited the print publishing business in Russia and all its offline operations in Russian regions have either been, or are in the process of being, sold to non-controlling interests, liquidated or dissolved, with operations transferred to newly organised entities (independent from the Group) with which TME has entered into licensing and/or agency agreements. As at the end of 2015, the Group had signed 22 licence and 22 agency agreements across Russia, maintaining its broad Russia coverage. Pursuant to the licensing agreements, the Group receives royalty fees for ongoing offline operations. Most franchiesees have also entered into agency agreements under which they sell classifieds on the Group's digital portfolio in exchange for commission.
Over the past few years, a shift in consumer behaviour towards web-based content in TME's target markets has caused a significant decline in TME's offline business and as of the end of 2015, our online revenues surpassed offline revenues for the first time in the Group's history. Our online business has lower operational costs and the model is much more scalable. We are also in the midst of relocation of our product development operations from Minsk to Moscow, strengthening our product development team and pursuing new product initiatives. We therefore expect to improve our profitability and extend our user base significantly.
We have a clear business plan in each country in which we operate in line with our vision. The following table shows TME's revenues, broken down by geography, for the year ended 31 December 2015:
	31 December 2015	% of total revenue
	(US$ millions)
	(audited)
Russia	15.4	72.0%
CIS	6.0	28.0%
Total Revenues	21.4	100%

Our main competitive advantages are our well-established relations with professional clients in the real estate and auto segments, our regional franchise network (operating physically in over 80 cities in Russia and the CIS) and our well-known brand, Iz Ruk v Ruki in Russia and CIS.
TME is currently fully focused on leveraging the strength of its online business and significantly improving its online product offering within the Group, to retain TME's strong brand recognition and leadership position in the online classifieds market.

History
TME was incorporated in November 2005 in Jersey and acquired the Russian, Baltic, CIS and Eastern European operations of Trader Classified Media N.V. ("TCM").  TCM, a leading classified advertising business, had acquired a majority stake in Pronto-Moscow in 1997.
Pronto-Moscow was founded in 1991 and commenced operations in Russia with the launch of Iz Ruk v Ruki in St. Petersburg and Yekaterinburg in 1991 and in Moscow in 1992. Pronto-Moscow first expanded its business internationally into Poland in 1992. In 1995, Pronto-Moscow expanded into Ukraine with the purchase of Aviso and into Hungary through the purchase of Expressz.  Following its acquisition by TCM, Pronto-Moscow expanded further into Hungary through the acquisition of the Hungarian free advertising publication Mai Hirdetés in 2002. In 2004, Pronto-Moscow extended its business into Croatia by acquiring a 70 per cent. stake in Oglasnik, the leading classified advertising title in Croatia, and then into Lithuania in 2005 by launching a Vilnius edition of Iz Ruki v Ruki.
Pronto-Moscow launched its first online operations in Russia in 1997 with izrukvruki.ru, and then in Hungary in 1999 with expressz.hu, in each case using the name of its successful print publications.  Pronto-Moscow acquired its first vertical website job.ru in 1999 and further expanded its online capabilities with companions to Avto in 2001 and Nedvizhimost in 2002.  From 2003 onwards, Pronto-Moscow launched companion websites to most of its offline titles.
In February 2006, TME successfully completed its initial public offering of 43.5 million shares in the form of global depositary receipts on the main market of the London Stock Exchange.  TCM retained a 13 per cent. interest in TME which was later divested.  In April 2007, Hürriyet Invest (a wholly owned subsidiary of Hürriyet Gazetecilik ve Matbaacilik A.Ş. ("Hürriyet") which in turn is a majority owned subsidiary of Doğan Şirketler Grubu Holding A.Ş.) made a recommended cash offer of US$10.00 for each TME share (including the shares represented by the Company's global depositary receipts).  On 16 March 2007, Hürriyet Invest announced that all the conditions to its offer had been satisfied or waived and, accordingly, the offer was unconditional in all respects.  The offer closed on 29 March 2007 with Hürriyet Invest having received valid acceptances representing approximately a 67.3 per cent. of TME's share capital.
In the same year, Pronto-Moscow was required to repay its loan facility (the "Loan Facility") after the change of control of TME triggered the corresponding default provisions under the loan agreement.  Pronto Invest B.V. had taken out a loan facility in order to acquire Pronto-Moscow's CEE subsidiaries and Pronto-Moscow used the proceeds from that sale to repay the Loan Facility.  In 2008, TME's Polish business was sold to Agora SA.  In 2009, Pronto-Soft (a majority owned subsidiary of Pronto-Moscow) established a technology centre to develop the main software used by the Group's websites.  The recruitment portal of job.ru was launched by Pronto-Moscow in 2010 and in the same year the Group's operations in Central and Eastern Europe were reorganised.  In April 2010 Pronto Moscow refinanced an existing senior credit facility with ABN Amro by entering into a senior credit facility with Credit Europe Bank N.V. (the "Lender"). Pronto-Moscow signed a joint venture agreement with Auto Scout24, one of the largest auto portals in Germany owned by Deutsche Telekom, to be operated from Russia.  In 2011, Pronto-Moscow restructured its existing senior credit facility with a fixed rate loan with a two year maturity from the Lender (the "Senior Credit Facility"), which was later extended twice, each time for one year. The loan was repaid and the new loan with a one year maturity was taken in April 2015 and repaid in January 2016 through the refinancing transaction. In 2011, Pronto-Moscow launched intense advertising campaigns for its various websites in order to increase traffic and content to compete with its competitors.  In the same year, Pronto-Moscow closed its print publishing operations in St. Petersburg, liquidated its operations in Krasnoyarsk and Astrakhan, merged its operations in Stavropol with Rostov and wound up its operations in Volgograd due to bankruptcy. In 2012, Job.ru was established as a new company. The Group sold two printing facilities (Moscow, Samara) in 2012 and fully outsourced printing to third parties. In April 2013, the Group's Slovenian operations were sold to Austrian based investors and the joint venture Auto Scout24 LLC was liquidated. The Group sold its Serbian and Bosnian-Herzegovinian operations to the minority shareholders of the Croatian entity Oglasnik in March 2014. The Group's Hungarian operations were sold in April 2014.

In December 2014, Pronto-Moscow Ltd. was renamed to Pronto Media Holding Ltd. ("PMH") and a holding wide restructuring and re-organisation was initiated. On 1 March 2015 PMH closed its Moscow classified printing business under the brand Iz Ruk v Ruki. In April 2015, Pronto Invest B.V. was merged with Mirabridge International B.V. In May 2015, PMH's liaison office in Turkey was closed. In the same month, PMH sold its 85 per cent. stake in Tambukan Ltd. and its 90 per cent. stake in Pronto Nizhny Novgorod to the minority shareholders in the respective legal entities. Additionally, PMH has either liquidated or franchised out all of its Russian regional printing operations. Specifically, PMH has transferred its printing operations in Smolensk, Kaliningrad, Ivanovo, Novosibirsk, Barnaul and Khabarovsk to franchisees in the respective regions and initiated liquidation of the regional entities such as Pronto Smolensk, Pronto Kazan, Pronto Novosibirsk and Pronto Far-East. In June 2015, PMH completed the transfer of its product development operations from Belarus to its headquarters in Moscow and subsequently initiated the liquidation of its Belorussian IT development subsidiary, Pronto Soft. Later in the year, PMH franchised out the printing operations in other cities, including Irkutsk, Ulan-Ude, Krasnodar, Vladivostok, Tambov among others. In December 2015, PMH disposed of the following legal entities: Pronto Kaliningrad, Pronto Krasnodar, Delta-M and Tambov-Info.
A10.7.1
 A10.25.1
The Group's organisation chart as at the date of this Prospectus is below:
Industry Overview
The markets in which TME operates do not have a strong tradition of advertising in local newspapers.  The principal media for classified advertising has been regionally based classified publications.  In 2015, the Group initiated a business restructuring with the aim to become a primarily digital market player and to concentrate on the development of the Group's online products. As part of the restructuring process the Group has exited the print publishing business in Russia and all its offline operations in Russian regions have either been, or are in the process of being, sold, liquidated or dissolved, with operations transferred to newly organised entities (independent from the Group) with which TME has entered into licensing and/or agency agreements. As a result of these actions the offline revenues of the Group have decreased significantly in Russia, while in Kazakhstan and Belarus where the business model remained unchanged, offline revenues decreased to a lesser extent. However, even in Kazakhstan and Belarus, the transition from offline to online has accelerated.
In 2015, general advertising expenditures for both offline (newspapers and magazines) and online media in the countries in which TME operates were forecasted to be US$ 3.0 billion for Russia, US$ 103 million for Kazakhstan and US$ 26 million for Belarus (Source:  Zenith Optimedia).  TME's management estimates that the classified advertising market accounts for approximately less than 10.0 per cent. of offline and online advertising expenditure in the principal markets in which TME operates.

Characteristics of successful operations
Buyers and sellers tend to trust major brands or the dominant title in their local region.  This factor makes it relatively difficult for competitors from outside a local region to expand into new markets without a large capital base and sufficient resources to make major localised investments, while at the same time, new local entrants generally do not have the resources to effectively compete against large brands or the incumbent dominant title.
While there are some national advertisers looking for national reach, classified advertising is essentially a regional business as the majority of products and services sold through such advertising are sold within a local region, usually within 30 miles of a buyer's home or work.
High-value transactions generally involve some form of face-to-face interaction between buyer and seller, as the buyer usually needs to view the car or property before making a purchase.  This typically requires that the paper or website be regionally based.  Buyers choose local and trusted classified channels with relevant, up-to-date, frequently refreshed and diverse content and easy-to-use papers and websites.  Similarly, sellers choose classified channels with significant readership to improve the likelihood of a quick sale.  Therefore, in order to meet the requirements of both buyers and sellers, a successful classified provider must have a strong local presence and significant local sales forces that will continue to attract extensive fresh content.  It is difficult for a new entrant to successfully aggregate sufficient content without a local presence, such as a local sales force and/or a local language call centre.
Additionally, buyers and sellers tend to favour the dominant title in a market or region as network effects favour publications with the greatest numbers of buyers and sellers.  A trusted brand name helps drive fresh content and high levels of readership or traffic.  Any potential new entrant will generally need to build up a reasonably high level of content and a critical mass of buyers and sellers before it will be able to attract professional advertisers whose advertisement frequency and regularity are key to a stable and growing revenue model.  By definition, national advertisers will require a forum with national reach.
Transition to business-to-consumer model
The classified advertising market is becoming increasingly focused on business-to-consumer transactions as customers become sensitive to the value and confidence brought by purchasing from professional sellers, especially in high-value transactions such as automobiles and real estate.  In the automotive segment, buyers increasingly look for dealers that are perceived to offer quality and a wide range of products and who are also able to offer a range of secondary services, such as warranties and acquisition financing.  As with the automotive segment, real estate buyers and sellers increasingly value the services and confidence given by professional agents who are better able to facilitate and quickly complete a transaction and also offer a wide range of related services.
Online
As a general rule, a classified advertising website will need to build traffic with free listings for at least 18 months before it can generate incremental revenues from paid advertisements.  This relatively long lead time is one of the reasons TME's transition from offline to online media has resulted in lower revenue figures over recent years.  Once incremental revenues are generated, typically, access to content is free and advertisers are charged placement fees, or are provided access to a website as a bundled sale with a related print publication.  Additional fees are charged for visibility enhancements, such as bold, coloured or flashing text, photographs and prominent placement of the advertisement on the website.  Revenues are also generated online from commissions from the sale of related services, or by fees for access to premium content.  Advertisers of complementary products or services are also able to reach a targeted audience by purchasing banner advertisements and sponsored links to their websites.
Because the Internet offers one-to-one communication, online advertisers are able to target, measure and manage direct consumer relationships more easily than offline advertisers while establishing and maintaining a broad consumer base rapidly and economically.  Consumers benefit from improved overall convenience, better information regarding available products and services, enhanced interactivity and, often, more competitive pricing.  This interactivity has helped spur the development of vertical websites.  For example, automotive websites enable consumers to search for specific models and makes of cars (new and used) or find related products and services, such as insurance and financing.  Buyers are also increasingly likely to take advantage of the interactivity of the Internet to conduct research online before purchasing goods, even if the eventual purchase is made offline.

Revenue Model
TME's online business model involves:
•	private advertisements are displayed without charge on websites;
•	additional fees paid for any enhancements to advertisements on websites, for example prominent positioning;
•	fees paid by professional sellers to include their inventory in searchable databases of websites;
•	the sale of "Power Pages" which allow professional sellers to manage the content of their own pages on TME's websites;
•	fees from third party advertisers primarily for paid links that provide direct access from TME's searchable database to the home pages and product offerings of real estate agents, automobile dealers and other services; and
•	free access to the website.
TME's vertical sites typically attract purchasers with a specific interest in a particular product and sellers of such products looking to establish contact with those purchasers.  This alignment of interests establishes a community of users that is more likely to engage in frequent transactions and, TME believes, become regular long term users of its websites.  TME's sales force in Kazakhstan and Belarus actively cross sell online and offline products and sell bundled packages of online and offline services to both private and professional advertisers, as well as separate offline and online products solely for professional customers (with a separate pricing structure).
Offline
Classified publications typically generate revenues through three direct revenue sources:  (i) fees for display advertisements, (ii) fees for classified advertisements and (iii) paid circulation.  Publications are characterised by the type of revenues that they generate.  The type of goods being sold typically determines the most appropriate format for the publication.
Revenue Model
In Russia, TME has exited the classified print publishing business and franchised out its remaining regional print publishing operations. Following that move, TME's classified offline revenues in Russia consist only of royalty fees that range from 3 to 5 per cent. of franchisees' offline revenues. In Kazakhstan and Belarus, TME's business model remains unchanged and consists of revenue streams set out below.
Paid Ad/Paid Circulation:  These titles will typically focus on high average selling price items, such as real estate and cars, trucks, boats and motorcycles. A fee is charged for classified and display advertisements and the publication itself is sold to readers for a fixed cover charge.  This format is used for TME's vertical titles in the CIS.
Free Ad/Paid Circulation:  These titles typically focus on less expensive general merchandise such as household items, although they generally also have extensive real estate and automotive advertising.  Consumers are entitled to place classified advertisements for free up to a maximum number of lines and number of appearances.  Professional advertisers (primarily of automotives and real estate) are charged for classified advertisements. Both private and professional customers pay a fee for display advertisements, visibility enhancements or repetition.  The publications are sold to readers for a fixed cover charge.  This format is used for TME's generalist titles such as Iz Ruk v Ruki in the CIS.
Free Circulation:  These titles typically focus on general merchandise and real estate, and generally consist of display advertisements.  A fee is charged for all display advertisements but distribution of the publication is free.  This format is being used to a small extent in the CIS.
Products and services advertised in classified publications generally fall into one of the following four vertical categories:
•	Automotives: selling and buying cars, trucks, tractors, motorcycles, boats, heavy equipment etc. and related services;

•	Residential and commercial real estate: renting, letting, selling and buying residential and vacation homes, other residential and commercial property and related services;
•	Employment: finding and advertising jobs and related services; and
•	Consumer products and other goods and services, including consumer and general merchandise, personal and memorial advertisements.
Despite recent changes in market trends towards online publications, traditional offline classified publications still remain a cost-effective, targeted and efficient method of marketing specific products and services in a regional market, especially in markets where the online segment remains relatively underdeveloped, such as Belarus and Kazakhstan.  Because classified publications have large volumes of advertisements, they have a lower per-page cost than traditional newspapers as there are no costs for journalists or the additional space required for editorial content.  Consequently, classified publications generally allow a greater volume of advertising to be distributed to a broader audience at lower average cost than other offline media.  Moreover, readers of classified publications typically have already decided to purchase the products being advertised.  As a result, potential sellers have an incentive to advertise in these classified publications.  In turn, buyers and sellers of these products will typically turn to widely recognised titles offering sellers better opportunities to sell and offering buyers higher quality and a wider range of goods.  In addition, brand awareness can in some circumstances justify charging higher cover prices and higher advertising fees although this is not true in the current economic climate.
Information on TME's Markets
The classified advertising markets in Russia and the CIS remain underdeveloped relative to Western European standards, particularly in terms of advertising expenditure per capita (even after adjusting for the difference in GDP per capita levels).  The Annual GDP growth in Russia in US dollar averaged negative 11.1 per cent. between 2011 and 2015, while advertising expenditure per capita during the same period in Russia increased on an annualised basis by 4.1 per cent. TME believes that advertising expenditure will continue to increase at a faster rate than GDP in Russia.
The tables below set forth, for the countries in which TME operates, key information with respect to the population, GDP per capita and GDP growth for the period between 2011 and 2015, as well as the weighted average advertising expenditure, growth in advertising expenditure in the period between 2011 and 2015, and the weighted average 2015 per capita advertising expenditure for selected markets for which comparable data is available.
Country	Population	GDP per capita	GDP CAGR
	2015	2015	2011-2015
	(in millions)	(US$)	(%)
Russia	144	8.181	(11.1)
Belarus	9.4	6.030	(1.4)
Kazakhstan	17.7	6.768	(11.8)
Total	171.1	7.917	(10.9)

Source:  Focus Economics
Country	Advertising spending	Total growth in advertising expenditure (CAGR)	Per capita expenditure
	2015	2011-2015	2015
	(US$ millions)	(%)	(US$)
Russia	7.722	4.1	53.6
Belarus	96	8.5	10.2
Kazakhstan	1.171	4.4	69.0
Total	9.039	4.2	52.8

Sources:  Zenith Optimedia.

Internet penetration in Russia, Kazakhstan and Belarus lags insignificantly behind that of Western Europe and North America.  According to a report published by Yandex, as of the end of 2015, Russia had an overall internet penetration rate of 71.3 per cent.
TME anticipates Internet usage to grow in TME's target markets as their economies develop and GDP is expected to return to growth, which TME believes will spur growth in online classified advertising expenditure.  TME believes that online advertising revenues in its markets will increase as online payment systems are developed, commercial retail banks grow and credit cards are more widely held.
Products
Offline
PMH has been operating in the Russian advertising market since the beginning of 1992, when it launched its first title in Moscow.  As at 31 December 2015, it had the largest publications network in Russia consisting of 6 print titles published in over 80 cities in Russia and the CIS.
The offline portfolio of the Group includes classified products such as:
•	Iz Ruk v Ruki, meaning "Hand to Hand", a "free advertising/paid circulation" paper which is the leading generalist classified advertising title in each of Russia, Belarus and Kazakhstan founded in 1991.
•	Rabota Segodnya, meaning "Job Today", a "paid advertising/paid circulation" paper which is a specialist jobs title acquired by the Group in 1999 that is currently published across Russia, Belarus and Kazakhstan (including Vsya Rabota). It includes specialised paid employment advertisements with a particular focus on professional and educated job seekers.
•	Avto – Vse Avto, meaning "Auto – Every Auto", a "paid advertising/paid circulation" paper which is the specialist photo automotive title and which the Group launched in 1997 across Moscow and Russian-speaking regional cities in Belarus and in Kazakhstan.
•	Nedvizhimost, meaning "Real Estate", a "paid advertising/paid circulation" paper that the Group launched in 1998, is the leading specialist photo real estate title in Russia and Belarus (including Galereya Nedvizhimost and Vsya Nedvizhimost). The paper contains paid-only advertisements in full colour for the consumer and business real estate market.
•	Vsya Stroyka, is a vertical that covers all type of construction materials and operates in Russia, Belarus and Kazakhstan.
•	Commercial Real Estate, purchased by the Group in 2006, is a Moscow based commercial real estate vertical that serves the business real estate market.
Online
The Group's strategic goal is to transform from being one of the leading offline classified companies in Russia and the CIS into a powerful online transactional platform. The Group made a major step in this direction in 2015 by restructuring its business and exiting the classified print publishing business in Russia by franchising out its regional print publishing operations. The Group's transition from offline to online is in response to changing customer needs and the rapid emergence of the Internet as a better medium through which to advertise to readers.  Publishers in the US and Europe have been making this transition over the last 10 to 15 years and publishers in Russia and CEE have sought to do the same, especially since the start of the global financial crisis in 2008.
TME's online portfolio in Russia and the CIS includes internet resources Irr.ru and Job.ru, as well as niche verticals Trucklist.ru and CRE.ru (the website for Commerical Real Estate).  The Group is also present in Belarus and Kazakhstan with Irr.by, automania.by, domania.by and Irr.kz.
As part of the restructuring TME has transferred its software development from Minsk, Belarus to its Head Office in Moscow where it develops tasks for Irr.ru, Job.ru, as well as other commercial and software infrastructure projects.

In 2011, TME launched the recruitment portals Myjob.by and Gojob.kz in Belarus and Kazakhstan, respectively.  Rebranding of its traditional newspaper Iz ruk v ruki also took place in mid-2011, to modernise the design and increase the competitiveness of its commercial products. In 2016, TME's core website, Irr.ru, was upgraded with premium functionality and usability.
TME also established a centralised call centre for both projects Irr.ru and Job.ru in Tambov, Russia and the operation units for that centre were transferred from Moscow to achieve operational efficiencies.
Summary Information Regarding TME's Leading Publications
Publication	No. of editions	Segment	Primary markets	Year founded	Frequency	Revenue model	2015 circulation (millions of copies sold)	Approx. no. of classified ads. in 2015 (millions)
Iz Ruk v Ruki	1358	Generalist	Russia Kazakhstan Belarus	1993	Daily/ Weekly	Free-Paid Ad/Paid Circulation	4.84	7.73
Rabota Segodnya	527	Employment	Russia Kazakhstan Belarus	2004	Weekly	Paid Ad/Paid Circulation	0.62	0.67
Avto	62	Automotive	Eastern Russia Siberia Southern Russia Kazakhstan Belarus	2002	Weekly	Paid Ad/Free Circulation	0.04	0.07
Nedvizhimost	24	Real Estate	Kazan Izhevsk Belarus	2004	Weekly	Paid Ad/Paid Circulation	0.05	0.03
Commercial Real Estate	47	Business Real Estate	Moscow	2003	Bi- Monthly	Paid Ad/Free Circulation	n/a	n/a
Other Publications	25	—	Russian regions	2011	Bi- Monthly	Paid Ad/Free Circulation	n/a	0.04

Summary Information Regarding TME's Leading Websites
Website	Segment	Primary market(s)	31 December 2015 UMV*	31 Dec 2014 UMV*
IRR.RU	Generalist	Russia	8,984,207	11,174,134
JOB.RU	Employment	Russia	4,548,859	5,568,532
IRR.KZ	Generalist	Kazakhstan	182,807	323,846
IRR.BY	Generalist	Belarus	792,021	1,003,057
Gojob.kz	Employment	Kazakhstan	99,969	158,601
Myjob.by	Employment	Belarus	213,555	266,631
Domania.by	Realty	Belarus	33,571	65,889
Automania.by	Auto	Belarus	29,895	68,187
Turne.by	Tourism	Belarus	7,230	-
*UMV:  Unique monthly visitors (in millions)
Operations
General
TME's registered office is in Jersey, with its principal administrative offices in Amsterdam and Moscow.  TME's operating structure is designed to provide centralised control over financial management, acquisitions, strategic partnerships and Internet development.  TME provides local managers with support for finance, sales, marketing, production and distribution, while giving them the responsibility and the flexibility to react quickly and effectively to varying local market conditions.  Within each of TME's major metropolitan and regional markets, there are operations managers, sales and marketing teams, a production group and distribution managers.

Sales
TME sells advertisements in print publications and on websites through its local direct sales force, centralised agency sales team and customer service call centres.
TME's websites and various publications, such as lz Ruk v Ruki in Russia, have a national reach, and in these cases TME solicits national advertising, either directly or through advertising agencies.
Each of TME's local offline and online media operations has a dedicated direct sales force focused on retaining existing advertisers and acquiring new ones, particularly local businesses such as car dealers, real estate brokers and other local retailers, through sales visits to customers.  In addition, TME's sales teams in both its satellite offices and call centres up-sell enhancements to advertisements and value-added services including "Power Pages" solutions and inventory lot management.  Local sales teams are also instrumental in promoting TME's websites to advertisers in print publications with integrated offline and online advertising offered to professional advertisers for an incremental fee.
The local managers set advertising rates and cover prices of the relevant local publication, after consultation with TME's centralised management.  The advertisements typically run for one to four editions and are generally published on a daily, weekly or monthly basis.
Customers typically place advertisements in TME's print publications either through local call centres (via standard or premium rate telephone lines) or by filling in a coupon from the relevant publication and taking it to one of TME's ad placement offices located within each city or region.
Marketing
TME markets its brands through a variety of media, including television, radio and billboard campaigns.  The Company has been carrying out active brand/image campaigns in Russia through television, radio, billboard and poster advertising in order to increase brand awareness and internet traffic.
Competition
The markets in which the Group operates are highly dynamic and competitive.  The majority of its co-operation is long term in nature and access to key platforms is critical to the success of the business.  This requires sustained investment in technology, capability and infrastructure, which presents a low barrier to entry.  However, these factors alone do not protect the Group from competition, and price competition and technical advances made by competitors could adversely affect the Group's results.
Since 2009, new online players with generally strong, well founded capital bases have entered the Russian and the CIS markets, negatively affecting TME's market position.  In order to compete, significant marketing campaign budgets need to be established in a declining revenue environment due to a significant decline in the offline ads market.
The Group has developed a balanced business portfolio and maintained a steady improvement in operational performance, which together with the establishment of long-term customer relationships and sustained investment in technology, allow the Group to respond to competitive pressure.
Intellectual Property
TME benefits from strong brand awareness of its products and services.  Accordingly, TME considers its trademarks, servicemarks and copyrights to be critical factors in its success and relies on trademark, servicemark and copyright law, as well as licensing and confidentiality agreements, to protect its intellectual property.  TME generally registers material trademarks and servicemarks in the key countries where the trademarks are used and actively pursues cases of infringement.  All of its intellectual property is owned directly by TME or its subsidiaries and is held locally.

Employees
As at 31 December 2015 TME had 784 employees (excluding independent contractors) across three countries.  The table below sets out the number of full time employees employed by the Group at the end of the last three financial years:
	Employees
	Year ended 31 December
	2013	2014	2015
Sales and Marketing	1,067	948	389
Production	753	511	161
General and Administrative	564	541	180
Distribution	142	114	54
Total	2,526	2,114	784

No work stoppages have had adverse effects on operations in the past years and TME considers the relationship with its employees to be good.
Real Estate
TME's business strategy does not contemplate investing in real estate assets and the land and buildings that TME owns are held primarily as the result of acquisitions of companies that already had real estate assets.  All other office, warehouse and production space is leased on market terms.  TME believes its properties are in good operating condition and that suitable or alternative space will be available on commercially reasonable terms as needed.  None of the Directors rent or make available facilities to TME and TME does not own any facility of any kind that is made available to any of its Directors.
No property of the Group accounts for 10 per cent. or more of TME's annual revenues as at 31 December 2015 (this was also the case as at 31 December 2014, and 31 December 2013).
Data Protection
As part of TME's business, it both receives and stores a large amount of personal information about its customers.  TME is subject to and in compliance with national laws on data protection in each of the markets in which it operates.
Disaster Recovery
TME's IT system has disaster recovery measures in place, such as surveillance and mitigation planning, which play a valuable role in avoiding or lessening losses from natural and man-made events.
 The disaster recovery control measures can be classified into the following three types:
(i)	preventive measures;
(ii)	detective measures; and
(iii)	corrective measures.
Breaches of Online Security
TME has systems in place to deal with breaches of online security.  These aim to prevent the unauthorised acquisition of unencrypted computerised data which could compromise the security, confidentiality, or integrity of personal information maintained by an individual or a commercial entity.  An acquisition of personal information by an employee or an agent of an individual or a commercial entity made in good faith does not constitute a breach of online security if the personal information is not used or subject to further unauthorised disclosure.
Litigation
Other than disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months preceding the date of this Prospectus, a significant effect on the Group or its financial position or profitability.

Oglasnik d.o.o. Dispute Settlement between TCM Adria d.o.o. and Minorities
The Group has historically held a put-option over the non-controlled ordinary share capital of its Croatian subsidiary, Oglasnik d.o.o., in which the Group held a 70 per cent. equity interest as of 31 December 2013.  During 2013, the Zagreb Court of Arbitration found in favour of the Group that the put-option is null and void. In response, the former non-controlling shareholders of Oglasnik d.o.o filed a lawsuit against the Group claiming Euro 3.5 million plus interest, for financial damages as a result of the Group not exercising the original put-option.
On November 26, 2015, the dispute was settled amicably, and pursuant to the settlement agreement, TCM Adria d.o.o. (holder of 70% of Oglasnik d.o.o at the time of the dispute, prior to its disposal in 2014) is obliged to pay the Croatian former shareholders cash consideration in the amount of EUR 2,350,000 in four quarterly instalments. As at the date of this Prospectus, the first three quarterly instalments have been made and the final instalment of EUR 587,500 is due in September 2016.
Croatian Ministry of Finance, Zagreb Tax Authorities versus TCM Adria d.o.o.
On 28 February 2016, Zagreb Tax Authorities initiated a tax inspection of TCM Adria d.o.o. The Zagreb Tax Office inspection relates to the full inspection of the corporate profit tax of TCM Adria d.o.o. for the fiscal year 2014. As at the date of this Prospectus, the Zagreb Tax Office inspection is still ongoing (actual investigation still pending), and neither the duration nor the result or potential outcome can be estimated at this stage of proceedings.
Insurance
TME has a director and officer insurance policy, which provides financial protection for the directors and officers of the Company in the event they are sued in conjunction with the performance of their duties as they relate to the Company.

PRINCIPAL SHAREHOLDERS
The table below sets out details of the Company's principal shareholders: (i) as at 11 August 2016 (being the latest practicable date prior to the publication of this document); and (ii) as at the Closing Date (assuming that all shareholders take up their rights under the Pre-emptive Share Offering in full and that the New GDR Offering is fully subscribed for by Eligible Investors).
Shareholder	Shares owned before the New GDR Offering			Shares owned after the New GDR Offering
	Number		%	Number		%
Hürriyet Invest B.V.	47,143,210	(1)	78.57	377,145,680	(2)	78.57
BNY (Nominees) Limited(3)	12,185,216	(4)	20.31	97,481,728		20.31
Other	671,574		1.12	5,372,592		1.12
Total	60,000,000		100	480,000,000		100

(1)	Hürriyet Invest holds 4,113 GDRs (representing 4,113 Shares or 0.007 per cent. of the Company's share capital) in addition to its direct holding of 47,139,097 Shares, giving it an aggregate interest in 47,143,210 Shares or 78.57 per cent. of the Company's share capital.
(2)	It is expected that as of the Closing Date Hürriyet Invest will hold: (i) 32,904 GDRs (representing 0.007 per cent. of the Company's share capital); and (ii) 377,112,776 Shares, giving it an aggregate interest in 377,145,680 Shares or 78.57 per cent. of the Company's share capital.
(3)	On behalf of The Bank of New York Mellon in its capacity as depositary in respect of the GDRs.
(4)	Excluding the 4,113 GDRs held by Hürriyet Invest.
No major shareholders have voting rights that differ from any other holder of Shares.
Hürriyet Invest is wholly owned by Hürriyet which in turn is a majority owned subsidiary of Doğan Şirketler Grubu Holding A.Ş. ("DŞGH").  Hürriyet is listed on the Borsa Istanbul ("BIST") in Turkey.  DŞGH is also listed on the BIST and is controlled by Aydin Doğan, the Doğan family.
There are no arrangements in place which would result in a change of control of the Company and there are no arrangements between the shareholders or beneficial owners or any other party in relation to the control of the Company.  The Company does not have an agreement, and has no plans to enter into an agreement, with Hürriyet Invest, to ensure that Hürriyet Invest will not abuse its control of the Company and Hürriyet Invest may have interests that conflict with those of the holders of the GDRs.  See "Risk Factors – Risks related to the New GDRs – Hürriyet Invest's controlling interest in the Company could lead to the Company undertaking actions contrary to the interests of minority shareholders and blocking actions in the interests of minority shareholders".
Jersey law does not require persons with interests in shares in excess of certain thresholds to notify the relevant company of such holdings.  Under the Company's Articles of Association (the "Articles") the Directors may require the Company's shareholders to disclose to the Company the identity of any party who has an interest in the Shares held by such shareholders.  As of the date of this Prospectus, the Directors have not made such a request of any shareholder.
There are no interests or conflicting interests that are material to the offer.

DIRECTORS AND SENIOR MANAGEMENT
Directors
The Company's directors (together, the "Board of Directors", the "Directors" or the "Board") are:
Name	Age	Position
Mrs. Vuslat Sabancı	45	Chairwoman of the Board and Senior Executive Director
Mr. Turhan-Cemal Beriker	47	Vice-Chairman of the Board and Executive Director
Mrs. Özlem Munanoğlu-Mertoğlu	49	Executive Director
Mr. Kamil Nurettin Özörnek	48	Director and Chief Executive Officer

The business address of each director is Karspeldreef 6B, 1101 CJ, Amsterdam, The Netherlands.
Vuslat Sabancı, Chairwoman and Senior Executive Director
Mrs. Sabancı, born in 1971, is a Turkish citizen and has been a member of the Board of Directors since March 2007.
Prior to joining the Hürriyet group in 1996, Mrs. Sabancı worked at the Wall Street Journal and the New York Times.  She is a graduate of Bilkent University (B.A. Economics), and holds a masters degree (LL.M) in Media and Communications from Columbia University.  She is also a member of the executive board of the International Press Institute (IPI).
Mrs. Sabancı was appointed as Chairwoman of the Board and Senior Executive Director in August 2010. She currently holds a number of positions within the Group, including the positions of: Chairwoman of the Board, Vice-President of the Corporate Governance (Compensation & Nomination) Committee (the "Corporate Governance Committee") and member of the Audit Committee. Mrs. Sabancı also holds a number of positions within the Hürriyet group, including holding the position of Chairwoman of its board of directors.  Previously, Mrs. Sabancı was the Chief Executive Officer and a member of the board of directors of the Hürriyet group.
Turhan-Cemal Beriker, Vice-Chairman of the Board and Executive Director
Mr. Beriker, born in 1968, is a Turkish citizen and graduated in Management Science (BSc) in the Faculty of Engineering at Bilkent University in Ankara, Turkey.
He started his career as Manager at Interbank AS in 1990. In 1993, he joined Finansbank as a Director, and became CEO in 2001. He joined at Credit Europe Bank NV as a director in 2010, where he gained experience in banking, finance and management. After Credit Europe Bank NV, he joined Kiltoprak NV as a full time advisor to the president and the board in the transport, energy and tourism sectors in 2011.
Mr. Beriker was appointed as Senior Non-Executive and Independent Director (Vice-Chairman) of the Board in April 9, 2013 and became an Executive Director in October 2015. He is currently the Vice-Chairman of the Board and the President of the Audit Committee and Corporate Governance Committee.
Özlem Munanoğlu-Mertoğlu, Executive Director
Mrs. Mertoğlu-Munanoğlu, born in 1966, is a Turkish and Dutch citizen, and graduated in International Relations (B.A.), School of Business Administration at Middle East Technical University, Ankara, Turkey, and is currently studying International Business Law in the Faculty of Business Law at De Montfort University, Leicester, UK.
She started her career as a Manager at Interbank AS in 1987.  In 1990 joined Impexbank and in 1991 she joined HSBC AS as a Finance and Marketing Manager. In 1996 she joined Korfezbank AS as a Vice-President. In 1999, she joined Disbank as a General Manager – Managing Director of Disbank Nederland NV and then in 2003 she joined Demir Halk Bank Nederland NV as Assistant General Manager. Between 2004 and 2009, she worked as a shareholder and Managing Director of Commodum Consultancy Services BV. Since 2009, she has acted as a shareholder and Managing Director of Affiance Management BV, a licenced trust office supervised by the Dutch Central Bank. She is experienced in structured finance, international operations and expansion, finance and banking.  She also acts as the independent Board Member in holding and finance companies.

Mrs. Mertoğlu-Munanoğlu was appointed as Senior Director of the Board in July 2013 and became an Executive Director in October 2015. She is currently a member of the Board and member of the Audit Committee and the Corporate Governance Committee.
Kamil Nurettin Özörnek
Director and Chief Executive Officer
Mr. Kamil Nurettin Özörnek, born in 1968, is a Turkish citizen, and graduated from Tampa University with Bachelor of Science degree in Marketing Management, and also holds a Master Degree (MBA) in Business Administration from Tampa University. He obtained a Real Estate Broker Licence from İstanbul Chamber of Commerce.
Mr. Kamil Özörnek started his career as an Associate Manager at NELSON Sales Group in Miami, Florida, USA in 1996. In 1997, he joined AKSOY Group of Companies (Sahibinden.com) as Business Development Manager in İstanbul, Turkey. In 2005, he joined Cushman & Wakefield as Head of Retail Services in Turkey, and later joined PERA GYO - Global Investment Holding as Deputy-General Manager in 2007 in Turkey & Northern Cyprus. Afterwards, he formed ELLA INTERNET TECH (www.bonqo.com) as Co-Founder & CEO in 2009 in Santa Barbara, California, USA, and then after, joined VIPDUKKAN.COM as General Manager in 2012 in Turkey. In 2013, he joined HÜRRİYET Newspaper (www.Hurriyetemlak.com, www.Hurriyetoto.com, www.Yenibiris.com, www.EKolay.com) as E-Commerce Director & Executive Committee Member in İstanbul, Turkey.
Mr. Kamil Özörnek has been appointed as Director to the Board by TME Board of Directors on October 19, 2015 and was appointed Chief Executive Officer of TME in June 2016.
Senior Management/Executives
The members of the Company's senior management are as follows:
Name	Age	Position
Mr. Mikhail Kart	41	Chief Financial Officer

The business address of the senior managers and its board adviser is at Karspeldreef 6B, 1101 CJ, Amsterdam, The Netherlands.
Mikhail Kart, Chief Financial Officer
Mr. Mikhail Kart, born in 1975, is a Russian citizen and graduated with a Masters in Business Administration from the University of St. Gallen in 2000. He also obtained a certificate in Financial Analysis and Engineering, Portfolio and Risk Management at the International Center for Financial Asset Management and Engineering (FAME) in 2002. Mr. Kart started his career at Europa Capital Management in 1997. He then co-founded Eurotelligence, an online business consultancy firm in 2000. In 2002 he joined Marcuard Spectrum as a Director and in 2005 became a Partner; he also held the position of Chief Investment Officer. From 2009 to 2012 he was the Managing Partner of Marshall Spectrum Ltd, an investment fund with US$120 million assets under management. From March 2013 until August 2014 he was the Managing Director of Ecogaz, in which role he introduced and automated management accounting systems, financial and operational analytics as well as budget planning. Mr. Kart was appointed Chief Financial Officer of TME on 9 September 2014 and was appointed Chief Executive Officer of PMH in June 2016.
 At the date of this document, none of the Directors and senior managers has at any time within the last five years:
(i)	had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;
(ii)	been adjudged bankrupt or been the subject of any individual voluntary arrangement;

(iii)	been the subject of any official public incrimination and /or sanctions by statutory or regulatory authorities (including designated professional bodies);
(iv)	been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;
(v)	been a partner in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or which entered into any partnership voluntary arrangement, or had a receiver appointed over any partnership asset;
(vi)	had a receiver appointed with respect to any assets belonging to him; or
(vii)	has been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time during which he was a director of that company or within 12 months after his ceasing to be a director.
In addition to their directorships in the Company and certain wholly owned subsidiaries of the Company, the Directors and members of senior management hold, or have held within the past five years, the following directorships or partnerships:
Name	Directorships/Partnerships	Position still held (Y/N)
Directors
Mrs. Vuslat Sabancı	Doğan Şirketler Grubu Holding A.Ş.	Y
	Hürriyet Gazetecilik ve Matbaacılık A.Ş.	Y
	Doğan İnternet Yayıncılığı ve Yatırım A.Ş.	N
Mr. Turhan-Cemal Beriker	Kiltoprak Financiers N.V.	Y
	Finans Finansal Kiralama (Leasing) A.S.	Y
	Finans Yatirim Ortakligi A.S.	Y
	OYAK Yatirim Ortakligi A.S.	Y
	Petkim Petrokimya Holding A.S.	N
	Credit Europe Bank N.V.	N
	Credit Europe Group N.V.	N
Mrs. Özlem Munanoğlu-Mertoğlu	Affiance Management B.V.	Y
	Affiance Services B.V.	Y
	Ente Holding B.V.	Y
	Commodum Consultancy B.V.	Y
Mr. Kamil Nurettin Özörnek	Hürriyet Gazetecilik ve Matbaacılık A.Ş.	N
	Yenibiriş İnsan Kaynakları Hizmetleri Danışmanlık ve Yayıncılık A.Ş.	N
Senior Management
Mr. Mikhail Kart	Ecogaz	N
	Marshall Spectrum Ltd.	N
	Spectrum Partners Ltd.	N

Save as set out above, none of the Directors or senior management has any business interests, nor performs any activities, outside the Group which are significant with respect to the Group.
None of the Directors or members of senior management have any family relationship for the purposes of the Prospectus Rules of the FCA.
 There are:
(i)	no conflicts or potential conflicts of interest between any duties to the Company of the Directors, board advisers and senior managers and their private interests and/or other duties; and
(ii)	no arrangements or understandings with major shareholders, members, customers, suppliers or others, pursuant to which any of the Directors, board advisers and senior managers were selected.
Corporate Governance
There are no corporate governance recommendations applicable to companies incorporated in Jersey. As a Jersey incorporated company, the Company is governed according to its Articles and the relevant provisions of the Jersey Companies Law. The Board is responsible for the proper management of the Group and confirms that the Group has complied throughout the financial year ended 31 December 2015 with all applicable corporate governance requirements.

Role of the Chairwoman
To ensure a division of responsibilities at the head of the Company between the running of the board and the executive responsibility for the running of the Company's business, the Company has separated the roles of Chairperson and Chief Executive Officer. Mrs. Vuslat Sabancı currently acts as Chairwoman of the Board.
Corporate Governance Committee
The Corporate Governance Committee is responsible for establishing and controlling the Company's internal practices and rules for the financial compensation of its Directors, members of senior management and any other key employees.  It is also responsible for fulfilling the duties of a typical nomination committee, namely reviewing the Board's structure and identifying potential candidates to be appointed as Directors, as the need may arise.
The Corporate Governance Committee also generates an annual remuneration report to be approved by the shareholders of the Company at the annual general meeting. The Corporate Governance Committee normally meets not less than twice a year.
The Corporate Governance Committee is comprised of three executive directors.  Mr. Turhan-Cemal Beriker is acting as President of the Corporate Governance Committee and Mrs. Vuslat Sabancı and Mrs. Ozlem Munanoglu-Mertoglu are the other members of the committee, withMrs. Sabancı acting as Vice-President of the Corporate Governance Committee.
Audit Committee
The role of the Audit Committee is to review, prior to its publication, any financial information made public through quarterly and half yearly press releases on the Company's results, monitor the Company's financial, accounting and legal practices against relevant ethical standards, review any changes in accounting methods and main judgments made by management at the close of the half year and annual consolidated financial statements and supervise the Company's compliance with accounting and financial internal control processes.
The Audit Committee also recommends the choice of independent auditors to shareholders and approves the fees paid to them.  It also discusses with the auditors their findings.
In addition, the Audit Committee directs the Company's internal audit function and reviews and analyses the reports issued by the internal audit team after a written response from management.
The Audit committee meets at least two times per year.
The Audit Committee is comprised of two executive directors and two representatives of Hürriyet Group.  Mrs Beriker is President of the Audit Committee and Mrs. Sabancı, Mrs. Munanoglu-Mertoglu and Mr. Sertkaya are the other members of the Committee.
Management of Subsidiaries
The Group's operations are organised according to a decentralised model with each General Manager, assisted by a financial controller, reporting directly to the CEO.
Internal control measures are implemented within each operation under the supervision and responsibility of the relevant General Manager.  The internal audit function operates independently of the regional structure and reports directly to the Audit Committee.

Remuneration of Directors and Senior Management
Since 2009, there have been no service contracts in place for the Directors, board advisers and senior managers.  The terms and conditions of Directors', board advisers' and senior managers' employment have been fixed by resolutions of the Corporate Governance Committee, most recently on 29 March 2011.
The aggregate amount of remuneration paid by the Company to its Directors and senior management as a group for services in all capacities provided to the Company during the year ended 31 December 2015 was US$0.4 million in salary and bonuses (other than health insurance and car allowances for senior management).  No other remuneration or benefits were paid in the year ended 31 December 2015.
No amount was set aside or accrued by the Group to provide pension, retirement or similar benefits.
The Directors do not receive any benefits upon termination of employment or service except as provided herein.
For the year ended 31 December 2015 the Directors received the remuneration and benefits set out below (in euro):
Name	Annual Base salary or fees in 2015 (€)
Directors/Committee Members
Mrs. Vuslat Sabancı	26,000
Mr. Turhan-Cemal Beriker	26,000
Mrs. Özlem Mertoğlu-Munanoğlu	16,000
Mr. Kamil Nurettin Özörnek	2,500
Mr. Kemal Sertkaya(1)	3,000

Notes:

(1)	Mr. Kemal Sertkaya is an employee of the Doğan Group. He is not a Director of the Company but is a member of the Corporate Governance Committee and the Audit Committee.

Mrs. Sabancı receives a fixed fee of EUR€5,000 per quarter for her services as Chairwoman, a fixed fee of EUR€1,000 per meeting of the Corporate Governance Committee for her services as Vice-President of the Corporate Governance Committee and a fixed fee of EUR€1,000 per meeting of the Audit Committee for her services as Vice-President of the Audit Committee.
Mr. Beriker receives a fixed fee of EUR€5,000 per quarter for his services as Vice-Chairman, a fixed fee of EUR€1,000 per meeting of the Corporate Governance Committee for his services as President of the Corporate Governance Committee and a fixed fee of EUR€1,000 per meeting of the Audit Committee for his services as President of the Audit Committee.
Mrs. Munanoglu-Mertoglu receives a fixed fee of EUR€2,500 per quarter for her services as non-executive Director, a fixed fee of EUR€1,000 per meeting of the Corporate Governance Committee for her services as a member of the Corporate Governance Committee and a fixed fee of EUR€1,000 per meeting of the Audit Committee for her services as a member of the Audit Committee.
Mr. Özörnek receives a fixed fee of EUR€2,500 per month for his services as Director.
Mr. Sertkaya receives a fixed fee of EUR€1,000 per meeting of the Corporate Governance Committee for his services as a member of the Corporate Governance Committee and a fixed fee of EUR€1,000 per meeting of the Audit Committee for his services as a member of the Audit Committee.
Directors' and Senior Managements' Interests in the Company
As at 11 August 2016 (being the latest practicable date prior to the publication of this document), and as at the Closing Date (assuming that all shareholders take up their rights under the Pre-emptive Share Offering in full and that the New GDR Offering is fully subscribed for by Eligible Investors) no Director or senior manager had any interest in the share capital of the Company.

Stock Option Plans and Pension Arrangements
As at the date of this Prospectus, the Group does not have a share option plan and no share options have been granted to the Directors, the Board advisers, the senior management or any employees.
Securities Dealing Code
TME has adopted a code on securities dealings in relation to the GDRs (and the Shares represented thereby) which is in compliance with the Market Abuse Regulation.  The code adopted by TME applies to the Directors and other relevant employees of the Group.

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE
Set out below is a summary of material information concerning the Company's share capital, including a description of certain rights of the holders thereof (the "members"), and related material provisions of the Articles.  This information is not exhaustive and reference should be made to the Articles and to the laws of Jersey.
General
The Company was incorporated under the laws of Jersey on 11 November 2005 as a private limited company with registered number 91704.  Pursuant to a resolution of its sole member passed on 6 February 2006, the Company was converted to a public limited company with effect from the date of such resolution.  The Company's constitutional documents are available as a matter of public record from the offices of the Registrar of Companies in Jersey.  The Company's registered office is 13 Castle Street, St Helier, Jersey, JE4 5UT, Channel Islands.  The Company's principal and administrative office is Karspeldreef 6B, 1101 CJ, Amsterdam, The Netherlands, where the Company's telephone number is +31 20 820 11 20.
Purpose
Under Jersey law, companies have unlimited corporate capacity and as such there is no objects or purpose clause in the Company's constitutional documents.
Capitalisation of Reserves
The Company may, upon the recommendation of the Directors, resolve that it is desirable to capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for payment of fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits, or any sum carried to reserve as a result of the sale or revaluation of the assets of the Company (other than goodwill) or any part thereof or, subject as hereinafter provided, any sum standing to the credit of the Company's share premium account or capital redemption reserve fund and accordingly that the Directors be authorised and directed to appropriate the profits or sum resolved to be capitalised to the members in the proportion in which such profits or sum would have been divisible amongst them had the same been applicable and been applied in paying dividends, and to apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full any unissued shares or debentures of the Company, such shares or debentures to be allotted and distributed, credited as fully paid up, to and amongst such members in the proportions referred to above, or partly in one way and partly in the other.  The share premium account and the capital redemption reserve fund and any unrealised profits may not be applied in the paying up of any debentures of the Company.
Share capital
Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as contained in the Articles) any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as the Company may from time to time by special resolution determine.
The Company was incorporated under the Jersey Companies Law, with an authorised share capital of £10,000 divided into 10,000 shares of a par value of £1 each of which two were issued nil paid on incorporation.  By a resolution of its members passed on 25 January 2006 the authorised share capital of the Company was redenominated in US dollars and increased to US$80,000,000 divided into 500,000,000 shares of a par value of US$0.16 each of which 60,000,000 fully paid shares are currently in issue. The Company may by special resolution alter its share capital in any of the ways permitted or provided for under the Jersey Companies Law.
Subject to any confirmation by the court and the provisions of the Jersey Companies Law, the Company may by special resolution reduce its share capital in any way.

Other than as disclosed in this document in "Directors and Senior Management – Stock Option Plans and Pension Arrangements", there are no options, acquisition rights and/or obligations over authorised but unissued capital and the Company has not given any undertakings to further increase the capital.
Unless otherwise directed by an extraordinary resolution of the Company in general meeting, and except for issues during any calendar year of the equivalent of up to 10 per cent. of the Shares currently in issue as of 1 January of such calendar year (which shares shall be allotted and issued at the discretion of the Directors), all new shares shall be offered only to existing members and in proportion to the existing shares held by them.  Such offers shall be made by notice specifying the number of shares to which the member is entitled and prescribing the period within which the offer will remain open, and upon the expiry of such period the offer, if not accepted, shall be deemed to have been declined.  All such shares, if offered to the shareholders and not taken up by them, shall be disposed of by the Directors in such manner as the Directors think most beneficial to the Company.
The Company may alter its share capital by special resolution.  Subject to the preceding paragraph, any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the members of the Company in general meeting shall direct.
Subject to the Jersey Companies Law, whenever the share capital of the Company is divided into different classes of shares the special rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or abrogated at any time with the consent in writing of the holders of the majority of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that class.
Pursuant to the Articles, the special rights conferred upon the holders of any share or class of shares issued with preferred, or other special rights shall not (unless otherwise expressly provided by the conditions of the issue of such shares) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Form and transfer of shares
The Shares are all of the same ordinary class and are limited shares of US$0.16 each in a company incorporated pursuant to the Jersey Companies Law.  The Shares do not have an ISIN (International Security Identification Number) or other such security identification code.  The Shares are in registered form and are certificated.  The register is kept at the registered office of the Company at 13 Castle Street, St Helier, Jersey, JE4 5UT, Channel Islands by SANNE Corporate Service Limited.
The Shares carry equal rights to dividend and on any return of capital whether on a winding up of the Company or in any other manner.
The Shares are freely transferable save that the Directors of the Company may refuse to register any transfer of partly paid shares, including, without limitation, a transfer of such shares to a person of whom they do not approve and may refuse to register any transfer of shares on which the Company has a lien.
Repurchase of the Company's own shares
Neither the Company nor any member has the right to redeem any of the Shares but the Company may repurchase shares in accordance with the provisions of the Jersey Companies Law.  Pursuant to the Jersey Companies Law, shares may only be repurchased with the sanction of a special resolution and the Company may only repurchase shares if the Directors who authorise the payment reasonably believe that following such payment the Company will be able to meet the solvency tests set out in the Jersey Companies Law.
Lien
The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single member for all the debts and liabilities payable by him or his estate to the Company but the Directors may at any time declare any share to be exempt from the provisions of the relevant article.  The Company's lien (if any) on the Shares shall extend to all dividends payable thereon.

General meeting of members
An annual general meeting shall be held once in every calendar year, in The Netherlands, at such time and place as may be determined by the Directors.  Not more than 18 months must elapse between annual general meetings.  At least 21 clear days' notice shall be given of every annual general meeting and of every general meeting called for the passing of a special resolution or an extraordinary resolution, and at least fourteen clear days' notice shall be given of all other general meetings.  Every notice shall specify the place, the day and the time of the meeting and in the case of special business, the general nature of such business and, in the case of an annual general meeting, shall specify the meeting as such.
A meeting of the Company may be requisitioned by members holding not less than one tenth of the total voting rights of the members entitled to vote at such meeting in accordance with provisions of the Jersey Companies Law.
Resolutions
Pursuant to the provisions of the Jersey Companies Law, and the Articles, a resolution is a special resolution when it has been passed by a majority of not less than two thirds of members who (being entitled to do so) vote in person, or by proxy, at a general meeting of the Company of which not less than 21 days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given.
Pursuant to the Articles, an extraordinary resolution is any of the following: (a) a resolution of members approved by not less than 75 per cent. of the votes cast; (b) a consent given by a majority of not less than 75 per cent. of the votes cast on a postal ballot of members conducted in such manner as the Secretary of the Company thinks fit; or (c) the written consent of members holding more than 75 per cent. of the Shares in issue.
A resolution in writing (including a special resolution but excluding a resolution removing an auditor) signed by all members who would be entitled to receive notice of and to attend and vote at a general meeting at which such a resolution would be proposed, or by their duly appointed attorneys, shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held.
Voting Rights
Each member present in person has one vote on a resolution of the Company taken on a show of hands at any meeting of members.  On a poll every member present in person or by proxy or (in the case of a corporation) by duly authorised representative, shall have one vote for each share of which he is the holder.  No member has, as of the date of this Prospectus, special rights, restrictions or prohibitions as regards voting.
Each member may appoint multiple proxies in respect of the Shares held by him and any proxy validly appointed by such member shall have the right to attend, vote and speak at general meetings.
All proxies validly appointed shall have the right to demand that a vote at a general meeting is taken on a poll.
Financial statements and the statutory auditor
Within seven months after the end of each financial period, the accounts of the Company for that period shall be prepared, and examined and reported upon by auditors and laid before a general meeting of the Company together with a copy of the auditors' report.  The auditors must be qualified to act as such as a matter of Jersey law.
Disclosure of interests
The Directors may by notice in writing require a person whom they know or have reasonable cause to believe to or, at any time during the three years immediately preceding the date on which the notice is issued, to have or have had been interested in any of the Shares comprised in the capital of the Company to confirm that fact or (as the case may be) to indicate whether or not it is the case, and where he holds or has during that time held an interest in any of the Shares comprised in the capital of the Company to give such further information as may be required.

Any such notice shall require any information given in response to the notice to be given in writing within such reasonable time as may be specified in the notice, and a copy of such notice shall be sent to the member or members reasonably believed by the Directors to be holding the Shares (the "Relevant Members") and to each other person appearing to be interested in the Shares the subject of such notice (but the failure or omission by the Company to do so shall not invalidate such notice).
If any person appearing to the Directors to be interested in any shares in the Company has been duly served with a notice requesting information relating to such shares and is in default 14 days from the date of service of the notice in supplying to the Company the information thereby required, then the Company may (at the absolute discretion of the Directors) at any time thereafter serve a notice upon such Relevant Member (a "direction notice") directing that in respect of (i) the Shares in relation to which the default occurred and (ii) any other shares held at the date of the direction notice by or on behalf of the shareholder or Relevant Member or such of them as the Directors may determine from time to time (the "default shares"), the Relevant Member shall not, nor shall any transferee to which any of such shares are transferred other than pursuant to a permitted transfer, be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company, or to be reckoned in a quorum until the Relevant Member has provided or caused to be provided to the Directors the information required by the notice.
Where the default shares represent at least 0.25 per cent. (in nominal value) of the issued shares of the same class, then the direction notice may additionally require that: (i) any dividend or part thereof or other money which would otherwise be payable on the default shares shall be withheld by the Company, shall not bear interest against the Company and shall be payable (only when the direction notice ceases to have effect) to the person who would but for the direction notice have been entitled to them, (ii) where an offer of the right to elect to receive shares of the Company or certificates representing such shares instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by the Relevant Member in respect of such default shares shall not be effective and (iii) no transfer of any of the Shares held by the Relevant Member shall be recognised or registered by the Directors unless the transfer is a permitted transfer or the Relevant Member is not himself in default in supplying the information requested and the transfer is of part only of the shareholder's holding and, when presented for registration, is accompanied by a certificate by the shareholder in a form satisfactory to the Directors to the effect that after due and careful enquiry the shareholder is satisfied that none of the Shares the subject of the transfer are default shares.
Upon giving a direction notice its terms shall apply accordingly and any direction notice shall have effect in accordance with its terms until seven days after the Directors are satisfied that the default, in respect of which the direction notice was issued, no longer continues, but shall cease to have effect in relation to any shares which are transferred by a Relevant Member by means of a permitted transfer on receipt by the Company of notice that a transfer as aforesaid has been made.  The Company may at any time give notice to the Relevant Member cancelling or suspending for a stated period the operation of a direction notice in whole or in part.
For the purposes of the above, a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification whether following service of a notice which either (1) names such person as being so interested or (2) (after taking into account the said notification and any other relevant information in the possession of the Company) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the Shares.
For the purposes of the above, a transfer of shares is a permitted transfer if but only if (i) it is a transfer by way of, or in pursuance of, an acceptance of a take-over offer for the Company or (ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the Shares to a third party unconnected with the transferring Member or with any person appearing to the Directors interested in the Shares of that Member or (iii) the transfer results from a sale made on or through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company's shares of the same class as the default shares are normally dealt in.
Amendment of Articles
The Articles of the Company may only be amended with the sanction of a special resolution of the Company's members.

Liquidation
If the Company is wound up, the assets available for distribution among the members shall be applied first in repaying to the members the amount paid up on their shares respectively, and if such assets shall be more than sufficient to the whole amount paid up on their shares, the balance shall be distributed among the members in proportion to the amount which at the time of the commencement of the winding up had been actually paid up on their said shares respectively.
Board of Directors
Number of Directors
The Company may by ordinary resolution of the Board determine the maximum and minimum number of Directors provided always that the minimum number of Directors is three.  A Director need not be a shareholder, but is entitled to receive notice of and to attend and speak at shareholders' meetings.
Appointment, removal and retirement of Directors
The Directors have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.  At any general meeting at which a Director retires or is removed from office, the Company shall elect a Director to fill the vacancy, unless the Company determines to reduce the number of Directors in office.  If the Company in general meeting determines to increase the number of Directors in office the Company shall elect additional Directors.  There is no compulsory retirement age.
 The office of a Director shall be vacated if:
(a)	he resigns his office by notice to the Company;
(b)	he ceases to be a Director by virtue of any provision of the Jersey Companies Law or he becomes prohibited or disqualified by law from being a Director;
(c)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;
(d)	he is or may be suffering from a mental disorder;
(e)	he is removed from office by ordinary resolution of the shareholders; or
(f)	he is requested in writing to resign by not less than three-quarters of the other Directors.
At each annual general meeting, each of the Directors shall retire from office in accordance with the Articles.  If the Company does not fill the vacancy at the meeting at which a Director retires, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost.
Remuneration of Directors
The Directors are entitled to be paid out of the funds of the Company their travelling and other expenses properly and necessarily expended by them in attending meetings of the Directors or members or otherwise on the affairs of the Company.  Any remuneration for their services shall be fixed by ordinary resolution of the Company.
Conflicts of interest
Provided that he has disclosed the nature and extent of any of his interests which conflict or may conflict to a material extent with the interests of the Company at the first meeting of the Directors at which a transaction is considered, or as soon as practical after that meeting by notice in writing to the Secretary or has otherwise previously disclosed that he is to be regarded as interested in a transaction with a specific person, a Director notwithstanding his office:
•	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

•	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and
•	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of Directors at which any contract or arrangement in which he is interested is considered and, subject to the provisions described in the foregoing paragraph, he may vote in respect of any such contract or arrangement.
The Directors may delegate any of their powers to committees consisting of such Directors or Director or such other persons as they think fit.  Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.
Dividends
The Company may, by ordinary resolution in general meeting, declare dividends but no dividend shall exceed the amount recommended by the Directors.
The Directors may, if they think fit, from time to time pay to the members such interim dividends as appear to the Directors to be justified.
Subject to any particular rights or limitations as to dividend for the time being attached to any shares, as may be specified in the Articles or upon which such shares may be issued, all dividends shall be declared, apportioned and paid pro-rata according to the amounts paid up on the Shares (otherwise than in advance of calls) during any portion or portions of the period in respect of which the dividend is paid.
The Directors may deduct from any dividend payable to any member all such sums of money (if any) presently payable by him to the Company on account of calls or otherwise.
All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.  No dividend shall bear interest as against the Company.
Any dividend which has remained unclaimed for a period of five years from the date of declaration thereof shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.
Potential mandatory offer rules
The Jersey Companies Law provides that, if a takeover offer relates to all the Shares in the Company and at any time before the end of the period within which the offer can be accepted the offeror has by virtue of acceptances of the offer, acquired or contracted to acquire some (but not all) of the Shares to which the offer relates and those shares (with or without any other shares in the Company which he has acquired or contracted to acquire) amount to not less than nine-tenths in nominal value of all the Shares in the Company the offeror may force the acquisition of the remaining shares or the holder of any shares to which the offer relates who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.
There have been no public takeover bids by third parties for all or any part of the Company's share capital during the last financial year or during the current financial year.

RELATED PARTY TRANSACTIONS
In the ordinary course of its business, the Company has engaged in transactions with parties that are under common control with the Company or that are otherwise related parties to the Company.  Transactions with entities under common control with the Company constitute transactions with parties that have the same beneficial owners as the Company, or who are members of the Company's Board of Directors.  See "Principal Shareholders."
The related party transactions which the Company entered into as at 31 December 2013, 2014 and 2015 and 31 March 2015 and 2016 are set out below
Balances with related parties: amounts due to shareholders
	As at 31 December			As at 31 March
	2013	2014	2015	2015	2016
	US$ millions
	(audited)			(unaudited)
Hürriyet Invest B.V.	18.9	35.2	46.3	35.8	85.4
Hürriyet	—	-	-	-	-
	18.9	35.2	46.3	35.8	85.4

Transactions with related parties: Service purchases from related parties and interest payable to related parties
	31 December
	2013	2014	2015
Hürriyet Invest B.V.	1.1	0.9	1.6
Remunerations paid to Board members and key management personnel	1.8	0.9	0.4
Affiance Management B.V.	-	0.1	0.1

As at the date of this Prospectus and for the years ended 31 December 2013, 2014 and 2015 and the three months ended 31 March 2015 and 2016, the Company has not, other than as described above, engaged in any transactions with members of its Board of Directors or with entities under common control with it during the periods under review.
The Company seeks to conduct all transactions with entities that are under common control or otherwise constitute related parties on market terms and in accordance with relevant Jersey, Russian and other legislation.  However, there can be no assurance that any or all of these transactions have been or will be conducted on market terms.
The Board of Directors has adopted certain procedures relating to the approval of transactions with related parties.

MATERIAL CONTRACTS
The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group within the two years immediately preceding the date of this document and are, or may be, material or have been entered into at any time by any member of the Group and contain provisions under which any member of the Group has an obligation or entitlement which is, or may be, material to the Group as at the date of this document:
1.	Underwriting Deed
The Company and Hürriyet Invest have entered into an underwriting deed dated 12 August 2016 (the "Underwriting Deed").  Pursuant to the Underwriting Deed, Hürriyet Invest has agreed to subscribe for: (i) any New Shares not taken up by the Company's eligible shareholders under the Pre-emptive Share Offering; and (ii) any New Shares represented by entitlements to New GDRs which are not taken up or are withdrawn by Eligible Investors under the New GDR Offering.  Hürriyet Invest will not receive any fees or commissions from the Company for underwriting the Pre-emptive Share Offering and the New GDR Offering. Pursuant to the terms of the Underwriting Deed, Hürriyet Invest has agreed that it will not, without the prior written consent of the Company, dispose of or otherwise deal in any of its Shares (including any Shares which it acquires pursuant to its obligations under the Underwriting Deed to subscribe for New Shares either (i) not taken up by shareholders pursuant to the Pre-emptive Share Offering and (ii) represented by entitlements to New GDRs which are not taken up or are withdrawn by Eligible Investors under the New GDR Offering) or any interest therein at any time between the closing of the Pre-emptive Share Offering and the New GDR Offering and the date which is 90 calendar days thereafter.
2.	Sale Agreements
•	On 27 May 2015, the Group concluded an agreement to sell its 90 per cent. stake in Pronto Nizhny Novgorod LLC to its minority shareholder.
•	On 7 May 2015, the Group concluded an agreement to sell its 85 per cent. stake in Tambukan LLC to its minority shareholder.
3.	Franchise Agreements
In connection with the Group's switch to a franchise model in the Russian regions (please see "Business – Overview" for more detail), the Group has entered into certain (i) Trademarks License Agreements; and (ii) Agency Agreements, as described below.
3.1	Trademarks License Agreement
Pursuant to the trademarks license agreements, PMH grants a non-exclusive license to use the following three trademarks: (i) "Iz Ruk v Ruki"; (ii) "VSE stroitelstov remont dizain"; and (iii) "Rabota Segodnya". The use of the trademarks on the printed mass media materials (newspapers), published by such third parties, is detailed in schedule to the respective Trademarks License Agreement. The royalty for using the trademarks is 5% of income for all advertisements, placed in mass media materials with the mentioned trademarks designated on them, but not less than RUB 30,000 per month. The Licensee is not allowed to: (i) modify the trademarks, (ii) sublicense the trademarks to third parties; or (iii) assign its rights under the licence agreement without the prior consent of PMH. At the same time, the Licensee is required to comply with non-compete obligations including: (i) not to set up, participate, publish or otherwise disseminate classifieds mass media which may compete with mass media of the Licensor ("Iz Ruk v Ruki", "Iz Ruk v Ruki – Avto", "VSE stroitelstov remont dizain" and "Rabota segodnya"; and (ii) not to obtain rights to use trademarks or other IP associated with other classifieds mass media. The agreement comes into force from the date of its state registration with the Federal Service of Intellectual Property and is for a fixed term (ranging from 1 to 5 years). The Licensor may unilaterally terminate the agreement without recourse to the court for a number of specified reasons including where the Licensee fails to make payment on time or if the Licensee uses the trademarks in manner which was not agreed with the Licensor. The Licensee may only terminate the agreement unilaterally in the case of material breach of the agreement by the Licensor and only through a court procedure. As at the date of this Prospectus, the Group has concluded 24 licensing agreements with third parties for the use of trademarks on printed mass media materials.

3.2	Agency Agreement
Pursuant to the agency agreements, PMH (principal) provides instructions to third parties (agents). The agents act on their own behalf but at the expense of PMH. The instructions, given by PMH to agents generally include: (i) to procure clients (advertisement customers and advertisement agencies) who would place advertisement on the websites www.irr.ru, www.job.ru and www.trucklist.ru; (ii) to execute agreements for the placement of advertisement on the websites directly with ad customers and ad agencies; and (3) to promote the websites. The Agent's fees are calculated as a percentage of the cost of advertisements taken but by eventual customers.  The agency agreement is concluded for an indefinite term and may be unilaterally terminated by either party for no cause with a 30 days prior notice. As at the date of this Prospectus, the Group has concluded 26 agency agreements with third parties to attract ad customers and promote the Group's websites in Russia.

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS
The following terms and conditions will apply to the Global Depositary Receipts, and will be endorsed on each Global Depositary Receipt certificate:
The Global Depositary Receipts ("GDRs") represented by this certificate are each issued in respect of one ordinary share of US$0.16 par value each (the "Shares") in Trader Media East Limited (the "Company") pursuant to and subject to an agreement dated 10 February 2006, and made between the Company and The Bank of New York Mellon in its capacity as depositary (the "Depositary") for the "Regulation S Facility" and for the "Rule 144A Facility" (such agreement, as amended from time to time, being hereinafter referred to as the "Deposit Agreement").  Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed BNY (Nominees) Limited as Custodian (the "Custodian") to receive and hold on its behalf any relevant documentation respecting certain Shares (the "Deposited Shares") and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the "Deposited Property").  The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs.  In these terms and conditions (the "Conditions"), references to the "Depositary" are to The Bank of New York Mellon and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the "Custodian" are to BNY (Nominees) Limited or any other custodian from time to time appointed under the Deposit Agreement and references to the "Main Office" mean, in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement.
 References in these Conditions to the "Holder" of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the "Register") as holder.  These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs.  Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian.  Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement.  Holders of GDRs are not party to the Deposit Agreement and thus, under English Law, have no contractual rights against, or obligations to, the Company or the Depositary.  However, the deed poll executed by the Company in favour of the Holders (the "Deed Poll") provides that, if the Company fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the "Depositary" in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate.  The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.
1.	Withdrawal of Deposited Property and Further Issues of GDRs
1.1	Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:
(a)	a duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Jersey of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;
(b)	the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(c)	the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depositary to which the Deposited Property being withdrawn is attributable; and
(d)	the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Restricted Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering, the original issue date of the GDRs, and the issue date with respect to the additional GDRs, if any, issued to cover over-allotments) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.
1.2	Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:
(a)	a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and
(b)	all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;
provided that the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):
(a)	will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or
(b)	will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);
in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Jersey of any Agent as designated by the surrendering Holder in the order accompanying such GDR.
1.3	Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.
1.4	The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

1.5	Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).
1.6	The Depositary may issue GDRs against rights to receive Shares from the Company (or any agent of the Company recording Share ownership). No such issue of GDRs will be deemed a "Pre-Release" as defined in Condition 1.7.
1.7	Unless requested in writing by the Company to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a "Pre-Release"). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the "Pre-Releasee") that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders and (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release; (b) at all times fully collateralised with cash or such other collateral as the Depositary determines in good faith will provide substantially similar liquidity and security; (c) terminable by the Depositary on not more than five (5) business days' notice; and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30 per cent. of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Company, change such limits for the purpose of general application. The Depositary will also set US dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case-by-case basis as the Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations in connection herewith, including the Pre-Releasee's obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).
The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.
The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4, Part A of the Deposit Agreement.  The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3, Part A of the Deposit Agreement.

2.	Suspension of Issue of GDRs and of Withdrawal of Deposited Property
The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares.  In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by the Company in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a US Securities Exchange or quoted on a US automated inter-dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A.  Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of the Company is closed or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason.  The Depositary shall (unless otherwise notified by the Company) restrict the withdrawal of Deposited Shares where the Company notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or the Company's constitutive documents or would otherwise violate any applicable laws.
3.	Transfer and Ownership
The GDRs are in registered form, each corresponding to one Share.  Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration.  The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws.  The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and the Company as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.
Interests in Rule 144A GDRs corresponding to the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act").  Prior to expiration of the Restricted Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the Securities Act (each a "QIB") in a transaction meeting the requirements of such Rule 144A.  There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule 144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB.  Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4.	Cash Distributions
Whenever the Depositary shall receive from the Company any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of the Company) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States US dollars in accordance with Condition 8.  The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; provided that:
(a)	in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and
(b)	the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).
5.	Distributions of Shares
Whenever the Depositary shall receive from the Company any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution.  Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; provided that, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.
6.	Distributions other than in Cash or Shares
Whenever the Depositary shall receive from the Company any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; provided that, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7.	Rights Issues
If and whenever the Company announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which any time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof.  The Depositary will deal with such rights in the manner described below:
(a)	if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in US dollars or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or
(b)	if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or
(c)	if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that the Company, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, provided that Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.
(d)
(i)	Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the "Primary GDR Rights Offering"), if authorised by the Company to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs ("Additional GDR Rights") if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the "Instruction Date") instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements. Any Holder's instructions to subscribe for such Additional GDR Rights ("Additional GDR Rights Requests") shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the "Maximum Additional Subscription") and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto ("Unsubscribed Rights"), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in US dollars or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

(ii)	Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated pro rata on the basis of the extent of the Maximum Additional Subscription specified in each Holder's Additional GDR Rights Request.
(iii)	In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Jersey counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of the Company and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to the Company or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).
The Company has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).
If the Company notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for the Company to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until the Company procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law.  Neither the Company nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and neither the Company nor the Depositary shall be liable for any losses, damages or expenses resulting from any failure to do so.
If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse.  The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8.	Conversion of Foreign Currency
Whenever the Depositary shall receive any currency other than United States US dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgement of the Depositary be converted on a reasonable basis into United States US dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States US dollars.  If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable.  If at any time the Depositary shall determine that in its judgement any currency other than United States US dollars is not convertible on a reasonable basis into United States US dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto.  If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States US dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.
9.	Distribution of any Payments
9.1	Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in United States US dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the related Deposited Property.
9.2	Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by the Company as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by the Company with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of the Company when the Depositary shall retain the same) return the same to the Company for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.
10.	Capital Reorganisation
Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of the Company or to which it is a party (except where the Company is the continuing corporation), the Depositary shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.
11.	Withholding Taxes and Applicable Laws
11.1	Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Dutch and (if any) Jersey or other withholding taxes, if any, at the applicable rates.

11.2	If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Jersey or The Netherlands in order for the Depositary to receive from the Company Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, the Company has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, the Company has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares, other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain (but shall, where assistance is reasonably requested by the Company, and such assistance does not require the Depositary to take any action in conflict with market practice or in a capacity other than in its capacity as Depositary, at the expense of the Company make reasonable endeavours to assist the Company to obtain) any such authorisation, consent, registration or permit, or to file any such report.
12.	Voting Rights
12.1	Holders will have the right to instruct the Depositary with respect to the exercise of voting rights with respect to the Deposited Shares. Where two or more persons are registered as the Holder of a GDR, the Depositary will require instructions from each such person, each giving the same instructions, for the purposes of Condition 12. The Company has agreed to notify the Depositary of any resolution to be proposed at any general meeting of the Company and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.
The Company has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of the Company and the agenda therefor as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date for the Shares set by the Company or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23.  The Company has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.
12.2	In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.
12.3	The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that the relevant portion of the Deposited Shares will be voted for and the relevant portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.
12.4	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Jersey law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Jersey law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5	The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received. If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by such Holder or because the voting instructions are incomplete, illegible or unclear) with respect to any or all of the Deposited Shares represented by such Holder's GDRs on or before the record date specified by the Depositary, the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.
12.6	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Jersey law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5 the Depositary shall not vote or cause to be voted such Deposited Shares.
12.7	Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall notify the chairman of the Company's board of directors (the "Chairman") and appoint a person designated by the Chairman as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have previously received an opinion from the Company's legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of the Company to the effect that the voting arrangements contemplated in this Condition 12 are valid and binding on Holders under Jersey law and the statutes of the Company and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 and that in doing so the Depositary will not be deemed to be exercising voting discretion.
12.8	By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition 12 and Clause 5 of the Deposit Agreement as each may be amended from time to time in order to comply with applicable Jersey law.
12.9	The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominee or nominees, if any, do not, vote or attempt to exercise any right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.
13.	Recovery of Taxes, Duties and Other Charges, and Fees and Expenses due to the Depositary
The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR (the "Charges") shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution.  The Depositary may sell (whether by way of public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) for the account of the Holder an appropriate number of Deposited Shares or amount of other Deposited Property and will discharge out of the proceeds of such sale any Charges, and any fees or expenses due to the Depositary from the Holder pursuant to Condition 16, and subsequently pay any surplus to the Holder.  Any request by the Depositary for the payment of Charges shall be made by giving notice pursuant to Condition 23.
14.	Liability
14.1	In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2	Neither the Depositary, the Custodian, the Company, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Jersey or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of the Company, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).
14.3	Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to the Company or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.
14.4	The Depositary and its agents may engage or be interested in any financial or other business transactions with the Company or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.
14.5	The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary's normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.
14.6	The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by the Company of its obligations under or in connection with the Deposit Agreement or these Conditions.
14.7	The Depositary shall have no responsibility whatsoever to the Company, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.
14.8	In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.
14.9	Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

14.10	The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by the Company, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.
14.11	Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary's knowledge) the same shall contain some error or shall not be authentic.
14.12	The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of the Company by any directors of the Company or by a person duly authorised by any of the directors of the Company or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.
14.13	The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.
14.14	The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom the Company may reasonably object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from the Company to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary's ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Company and the Holders in making such delegation. The Company shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by the Company, pursue (at the Company's expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to the Company. Any delegation under this Condition which includes the power to sub-delegate shall provide that the sub-delegate shall be required to provide the services sub-delegated in substantially the same manner as such services are required to be provided under the Deposit Agreement and the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to the Company and the Depositary.
14.15	The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.
14.16	The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17	Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.
14.18	No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.
14.19	For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Jersey law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by the Company, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.
14.20	No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.
15.	Issue and Delivery of Replacement GDRs and Exchange of GDRs
Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.
16.	Depositary's Fees, Costs and Expenses
16.1	The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:
(a)	for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: US$5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;
(b)	for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;
(c)	for issuing GDR certificates in definitive registered form (other than pursuant to (b) above): the greater of US$1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;
(d)	for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of US$0.02 or less per GDR for each such dividend or distribution;

(e)	in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: US$5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;
(f)	for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of US$0.05 or less per GDR;
(g)	a fee of US$0.02 or less per GDR (or portion thereof) for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below; and
(h)	any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge from one or more cash dividends or other cash distributions, together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.
16.2	The Depositary is entitled to receive from the Company the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between the Company and the Depositary.
17.	Agents
17.1	The Depositary shall be entitled to appoint one or more agents (the "Agents") for the purpose, inter alia, of making distributions to the Holders.
17.2	Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.
18.	Listing
The Company has undertaken in the Deposit Agreement to use all reasonable endeavours to maintain, so long as any GDR is outstanding, a listing for the GDRs on the official list maintained by the FCA (the "Official List") and admission to trading on the main market for listed securities of the London Stock Exchange (the "Main Market").
For that purpose the Company will pay all fees and sign and deliver all undertakings required by the FCA and the London Stock Exchange in connection with such listings.  In the event that the listing on the Official List and admission to trading on the London Stock Exchange's Main Market is not maintained, the Company has undertaken in the Deposit Agreement to use all reasonable endeavours with the reasonable assistance of the Depositary (provided at the Company's expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19.	The Custodian
The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian provided that the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian.  The Custodian shall be responsible solely to the Depositary provided that, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and the Company.  The Custodian may resign or be removed by the Depositary by giving 90 days' prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian's resignation or discharge may take effect immediately on the appointment of such replacement Custodian.  Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved: (i) by the Company, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian.  Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with the Company, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved: (i) by the Company, such approval not to be unreasonably withheld or delayed; and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; provided that, in the case of such temporary deposit in another place, the Company shall have consented to such deposit, and such consent of the Company shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of the Company if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.
20.	Resignation and Termination of Appointment of the Depositary
20.1	The Company may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days' prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days' prior notice in writing to the Company and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the FCA and the London Stock Exchange.
The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; provided that no such termination of appointment or resignation shall take effect until the appointment by the Company of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary.  The Company has undertaken in the Deposit Agreement to use all reasonable endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation.  Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the FCA and the London Stock Exchange.
20.2	Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from the Company under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the resigning Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21.	Termination of Deposit Agreement
21.1	Either the Company or the Depositary but, in the case of the Depositary, only if the Company has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 and the Deposit Agreement that it wishes to resign, may terminate the Deposit Agreement by giving 90 days' prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.
21.2	During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to (i) the provisions of Condition 1.1 and compliance by it with Condition 1, (ii) payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and (iii) payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.
21.3	If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.
22.	Amendment of Deposit Agreement and Conditions
All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable.  Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given.  During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions.  Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders.  In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.
For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares provided that temporary GDRs will represent such Shares until they are so consolidated.
23.	Notices
23.1	Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2	Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after dispatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Company or the Depositary may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.
23.3	So long as GDRs are listed on the Official List and admitted to trading on the London Stock Exchange's Main Market and the rules of the FCA or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the Financial Times).
24.	Reports and Information on the Company
24.1	The Company has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:
(a)	in respect of the financial year ending on 31 December 2005 and in respect of each financial year thereafter, the consolidated financial statements of the Company as at the end of such financial year, prepared in conformity with generally accepted accounting principles in Jersey and reported upon by independent public accountants selected by the Company, as soon as practicable (and in any event within 180 days) after the end of such year;
(b)	if the Company publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements, as soon as practicable, after the same are published and in any event no later than four months after the end of the period to which they relate; and
(c)	if the Company publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than two months after the end of the period to which they relate.
24.2	The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.
24.3	For so long as any of the GDRs remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended (the "Securities Act"), if at any time the Company is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, the Company has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered pursuant to Rule 144A(2)(4) to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by the Company in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the Securities Act, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein in reliance on Rule 144A under the Securities Act and otherwise to comply with the requirements of Rule 144A(d)(4) under the Securities Act. Subject to receipt, the Depositary will deliver such information, during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25.	Copies of Company Notices
The Company has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when the Company first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by the Company (or such number of copies of an English translation of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request.  If such notice is not furnished to the Depositary in English, either by the Company or the Custodian, the Depositary shall, at the Company's expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared.  Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.
26.	Moneys held by the Depositary
The Depositary shall be entitled to deal with moneys paid to it by the Company for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Company or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.
27.	Severability
If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.
28.	Governing Law
28.1	The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Jersey law. The Company has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. The Company has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that a Dispute be resolved by arbitration if they consider that there is a significant risk that a judgment in relation to such Dispute, if it were obtained in the English courts, the courts of the State of New York or any United States Federal Court sitting in the Borough of Manhattan, New York City, might not be enforceable in Jersey.
28.2	The Company has irrevocably appointed Law Debenture Corporate Services Limited, as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and appointed CT Corporation System as its agent in New York to receive service of process in any Proceedings in New York. If for any reason the Company does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3	The courts of England are to have jurisdiction to settle any disputes (each a "Dispute") which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs ("Proceedings") may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.
28.4	These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).
28.5	In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by the Company, or which contains allegations to such effect, upon notice from the Depositary, the Company has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or proceeding.
28.6	The Depositary irrevocably appoints The Bank of New York Mellon, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM
The GDRs are evidenced by: (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form.  The Master Regulation S GDR will be deposited with The Bank of New York Mellon, London Branch as common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of The Bank of New York Mellon Depository (Nominees) Limited.  The Master Rule 144A GDR will be registered in the name of Cede & Co as nominee for DTC, and will be held by The Bank of New York Mellon as Custodian for DTC.  Both the Master Regulation S GDR and the Master Rule 144A GDR (collectively the "Master GDRs") are listed on the Official List. The Master GDRs contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the "Terms and Conditions of the Global Depositary Receipts" set out in this Prospectus.  The following is a summary of certain of those provisions.  Unless otherwise defined herein, the terms defined in the "Terms and Conditions of the Global Depositary Receipts" shall have the same meaning herein.
The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part.  The Depositary will irrevocably undertake in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 calendar days in the event that:
(i)	Euroclear or Clearstream, Luxembourg (in the case of the Master Regulations GDR) or DTC, or any successor to DTC (in the case of the Master Rule 144A GDR) notifies the Depositary in writing that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days; or
(ii)	Euroclear or Clearstream, Luxembourg, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 calendar days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 calendar days; or
(iii)	in the case of Master Rule 144A GDR, DTC or any successor ceases to be a "clearing agency" registered under the Exchange Act; or
(iv)	the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs which would not be required were the GDRs represented by certificates in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.
Any exchange shall be at the expense (including printing costs) of the relevant Holder.
A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream, Luxembourg.
Upon any exchange of a Master GDR for certificates in definitive registered form, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Condition 3 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the register maintained by the Depositary whereupon the number of GDRs represented by the Master GDR shall be reduced or increased (as the case may be) for all purposes by the amount so exchanged and entered on the register, provided always that, if the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the Company's obligations under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payments, Distributions and Voting Rights
Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream, Luxembourg and, in the case of GDRs represented by the Master Rule 144A GDR, will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefor from the Company.  A free distribution or rights issue of Shares to the Depositary on behalf of the Holders will result in the record maintained by the Depositary being marked up to reflect the enlarged number of GDRs represented by the relevant Master GDR.
Holders of GDRs will have voting rights as set out in the Terms and Conditions of the GDRs.
Surrender of GDRs
Any requirement in the Terms and Conditions of the GDRs relating to the surrender of a GDR represented by the Master Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream, Luxembourg, and relating to the surrender of a GDR represented by the Master Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream, in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR.  The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all money or other property payable or distributable in respect of the Deposited Property represented by such GDRs.
Notices
For as long as the Master Regulation S GDR is registered in the name of a common depositary (or its nominee) for Euroclear and Clearstream, Luxembourg and the Master Rule 144A GDR is registered in the name of DTC (or its nominee), notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to persons entitled thereto in substitution for delivery of notices in accordance with Condition 23.  So long as GDRs are listed on the Official List maintained by the FCA and admitted for trading on the London Stock Exchange, and the FCA or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the Financial Times).
The Master GDRs shall be governed by and construed in accordance with English law.

DESCRIPTION OF ARRANGEMENTS TO SAFEGUARD THE RIGHTS OF THE HOLDERS OF THE GLOBAL DEPOSITARY RECEIPTS
Information relating to the Depositary
The Depositary is an entity established in the State of New York and is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Department of Financial Services.
Rights of Holders of GDRs
Relationship of Holders of GDRs with the Depositary
The rights of Holders against the Depositary are governed by the Conditions, which are governed by English law (except that the certifications to be given upon deposit or withdrawal of Shares (in Schedules 3 and 4 of the Deposit Agreement) are governed by the laws of the State of New York). The Depositary and the Company are parties to the Deposit Agreement. Holders of GDRs have contractual rights against the Depositary under the Conditions in relation to cash held by the Depositary, and rights against the Depositary under the Conditions under a bare trust in respect of Deposited Property other than cash (including Deposited Shares, which are Shares of the Company represented by GDRs) deposited with the Depositary under the Deposit Agreement, and certain limited rights against the Company by virtue of the Deed Poll.
The Custodian's nominee (BNY (Nominees) Limited) will be registered as the owner of the Shares underlying the GDRs. The Deposit Agreement and the Conditions are governed by English law, and the Company and Depositary have agreed to submit to the jurisdiction of English courts to settle any dispute arising out or in connection with the Deposit Agreement (a "Dispute").  However, under the Deposit Agreement, the Depositary has the right to submit a Dispute under the rules of the London Court of International Arbitration (the "Rules") to be resolved by arbitration under the Rules and not litigation, if the Depositary considers that there is significant risk that a judgement in relation to a Dispute obtained in the English courts or a state or federal court in New York might not be enforceable in Jersey.  If a Dispute were to be brought before a Jersey court, the Holders may be required by such Jersey court to show that they are the beneficial owners of the relevant underlying Shares that have been deposited with the Depositary. In order to confirm their beneficial ownership of the underlying Shares, Holders may need to submit to such Jersey court documents confirming that the Deposited Shares are held by the Depositary or its nominee in connection with the issue of the GDRs. These documents may include certificates, extracts and records from the relevant registries and book-entry accounts and systems evidencing the rights of the Holders, as well as a copy of the Deposit Agreement and/or any deed poll confirming that deposit arrangements for the Shares are in place (see "Settlement and Transfer").
Voting
With respect to voting of Deposited Shares and other Deposited Property represented by GDRs, the Conditions and the Deposit Agreement provide that, the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose voting materials and instructions for voting.  The Deposit Agreement and the Conditions provide that the Depositary will endeavour to exercise or cause to be exercised the voting rights with respect to Deposited Shares in accordance with the voting instructions it has received from Holders, subject to applicable Jersey laws.
Delivery of Shares
The Deposit Agreement and the Conditions provide that the Deposited Shares can only be delivered out of the Regulation S and Rule 144A GDR facilities to, or to the order of, a Holder of related GDRs upon receipt and cancellation of such GDRs.
Rights of the Company
The Company has broad rights to remove the Depositary under the terms of the Deposit Agreement, but no specific rights under the Deposit Agreement that are triggered in the event of the insolvency of the Depositary.

Insolvency of the Depositary
Applicable insolvency law
If the Depositary becomes insolvent, the insolvency proceedings will be governed by US law applicable to the insolvency of banks.
Effect of applicable insolvency law in relation to cash
The Conditions state that any cash held by the Depositary for Holders is held by the Depositary as banker. Under current US law, it is expected that any cash held for Holders by the Depositary as banker under the Conditions would constitute an unsecured obligation of the Depositary. Holders would therefore only have an unsecured claim in the event of the Depositary's insolvency for such cash, and such cash would also be available to general creditors of the Depositary or the US Federal Deposit Insurance Corporation ("FDIC").
Effect of applicable insolvency law in relation to non-cash assets
The Deposit Agreement states that the Deposited Shares and other non-cash assets which are held by the Depositary for Holders are held by the Depositary as bare trustee and, accordingly, the Holders will be tenants in common for such Deposited Shares and other non-cash assets. Under current US law, it is expected that any Deposited Shares and other non-cash assets held for Holders by the Depositary on trust under the Conditions would not constitute assets of the Depositary and that Holders would have ownership rights relating to such Deposited Shares and other non-cash assets and be able to request the Depositary's liquidator to deliver to them such Deposited Shares and other non-cash assets, and such Deposited Shares and other non-cash assets would be unavailable to general creditors of the Depositary or the FDIC.
Default of the Depositary
If the Depositary fails to pay cash or deliver non-cash assets to Holders in the circumstances required by the Conditions or otherwise engages in a default for which it would be liable under the Conditions, the Depositary will be in breach of its contractual obligations under the Conditions. In such case, Holders will have a claim under English law against the Depositary to the extent that the Depositary is in breach of its contractual obligations under the Conditions.
The Custodian
The Custodian is The Bank of New York Mellon, operating through an office located in the United Kingdom. The Custodian is therefore the same legal entity as the Depositary. The Custodian holds securities, registered in the name of its nominee, BNY (Nominees) Limited, but does not hold cash for the Depositary. The nominee holds securities on trust under English law for the Custodian, and the Custodian records in its books that such securities are held by the Depositary in connection with the issue of GDRs. Because the Custodian and the Depositary are the same legal entity, securities held by The Bank of New York Mellon in its capacity as Custodian are also held by The Bank of New York Mellon in its capacity as Depositary on trust for Holders in accordance with the terms of the Conditions.
Relationship of Holders of GDRs with the Custodian
The Holders do not have any contractual relationship with, or rights enforceable against, The Bank of New York Mellon in its capacity as the Custodian. However, since the Custodian and the Depositary are the same legal entity, references to them separately in the Conditions and the Deposit Agreement are for convenience only, and the same legal entity is responsible for discharging both functions directly to the Holders and the Company. The Custodian will hold the Deposited Shares, which will be registered in the Company's share register in the name of BNY (Nominees) Limited, as nominee for the Custodian, and deposited in the Regulation S and Rule 144A facilities.

Default of the Custodian
Failure to deliver cash
Notwithstanding the fact that the Company is required by the terms of the Deposit Agreement to pay dividends to the Depositary, if at all, in US dollars, payments denominated in any currency which are made in accordance with the Depositary's current procedures and pursuant to the terms of the Deposit Agreement and Conditions will not be made through the Custodian. Rather, payments in US dollars will be made directly from the Company to an account of the Depositary in New York and then paid by the Depositary to the Holders in accordance with the Conditions. To the extent that payments are in a currency other than US dollars, such payments may be made to an account outside of Jersey, converted into US dollars and, after deduction of any fees and expenses of the Depositary, credited to the appropriate accounts of the Holders.
Failure to deliver non-cash assets
If the Custodian fails to deliver Deposited Shares or other non-cash assets held for the Depositary as required by the Depositary, the Custodian will be in breach of its obligations to the Depositary. Subject to the Conditions, the Depositary can remove the Custodian and appoint a substitute or additional custodians and may exercise such rights if it deems necessary.
The Depositary's obligations
The Depositary has no obligation to pursue a claim for breach of obligations against the Custodian on behalf of Holders. However, since the Custodian is the same legal entity as the Depositary, Holders will have a claim against The Bank of New York Mellon under the Conditions to the extent that an act or omission of the Custodian constitutes wilful default, negligence or bad faith of The Bank of New York Mellon or that of its agents, officers, directors or employees.
Insolvency of the Custodian
If The Bank of New York Mellon as Custodian becomes insolvent, the insolvency proceedings will be governed by US law applicable to the insolvency of banks. The Depositary and the Custodian are business divisions of the same legal entity and therefore, if the Custodian becomes insolvent, the Depositary will also be insolvent. Under current US law, it is expected that any Deposited Shares and other non-cash assets held for Holders by the Depositary on trust under the Conditions would not constitute assets of the Depositary and that Holders would have ownership rights relating to such Deposited Shares and other non-cash assets and be able to request the Depositary's liquidator to deliver to them such Deposited Shares and other non-cash assets, and such Deposited Shares and other non-cash assets would be unavailable to general creditors of the Depositary or the FDIC.
PERSONS HOLDING BENEFICIAL TITLE TO GDRs OR INTERESTS THEREIN ARE REMINDED THAT THE ABOVE DOES NOT CONSTITUTE LEGAL ADVICE AND IN THE EVENT OF ANY DOUBT REGARDING THE EFFECT OF THE DEFAULT OR INSOLVENCY OF THE DEPOSITARY OR THE CUSTODIAN, SUCH PERSONS SHOULD CONSULT THEIR OWN ADVISORS IN MAKING A DETERMINATION.

REGULATORY MATTERS
Russia
Regulation of Mass Media in the Russian Federation
In 2015 the Group in Russia has exited from all of its classified print publishing operations either by winding up of its respective subsidiaries (closing down printing business) or franchising out printing operations to non-affiliated third parties (e.g. by concluding agency, license or franchise agreements). Before exiting printing operations the Group was subject to various laws and government regulations including special legislation relating to its mass media activities.
The mass media legislation requirements are briefly described below for the purposes of understanding the scope of regulatory risks in case
•	the Group decides to switch back to printing operations in Russia; or
•	the law is changed requiring the Group to register its online business as mass media; or
•	becoming automatically applicable to online publishers.
In general, the activities of media and information companies are subject to more extensive regulation in the Russian Federation than would be expected in Western European countries.  Laws particularly relevant to the Group's activities are:
•	Federal Law on Mass Media;
•	Federal Law on Information, Distribution of Information Technologies (Informatisation) and Protection of Information; and
•	Russian Civil Code.
Numerous government authorities in the Russian Federation are involved in regulating and controlling the activities of media and information companies pursuant to the above-mentioned laws.  The most relevant are Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications (the "Federal Service").
According to Russian laws entities disseminating information through mass media (e.g. periodical printed newspapers (including classified advertising papers), television or radio stations and Internet services) are required, among other things, to register such media with the Federal Service or its regional branches.  As the Group in Russia currently is not involved in any printing operations it does not hold and is not obliged to hold any mass media registrations including for its principal online classifieds, such as Iz Ruk v Ruki, Avto, Rabota Segodnja, and Nedvizhimost.
A registration could be revoked by an order of court under certain circumstances, including making false statements during registration, failure to publish or broadcast for more than one year, failure to adopt a special media charter within three months after the commencement of publication or broadcasting activities.
Ownership in Russian mass media companies (mass media organisation, or an entity acting as the editorial board of a mass media organisation, or an entity carrying out broadcasting) for foreign legal entities is allowed only provided that (i) it is an indirect ownership (i.e. through a Russian legal entity with foreign ownership) and (ii) such foreign ownership (including direct or indirect control) does not exceed a 20% limit.
Direct ownership in Russian mass media companies is now absolutely prohibited for foreign states, international organisations (or entities under their control), foreign legal entities, Russian legal entities with foreign participation of more than 20%, foreign citizens, stateless persons and even Russian citizens who hold a foreign citizenship.

Advertising and online services regulation
Advertising through mass media (which is regulated mainly by the Federal Law on Advertising) is also subject to state regulation by the Federal Antimonopoly Service (the Russian antimonopoly authority) (the FAS). Publication of any commercial information could be deemed advertising immediately upon its issuance.  Furthermore there are specific restrictions applicable to the advertising of certain products and services including, among others, alcohol, tobacco, medical goods, medical services, weapons and financial, insurance, and investment services.
By contrast, only a few current laws or regulations directly apply to commercial online services or the Internet. Performance of commercial activities on the Internet is mainly regulated by general civil legislation.  As activities on the Internet are of a specific nature, the absence of special regulation gives rise to legal uncertainty.  Judicial bodies, as a rule, do not have sufficient experience in dealing with Internet commerce and judicial decisions are therefore unpredictable.
However, certain direct rules do apply to the field of domain names. Russian trademark law currently gives priority to trademark rights in the event of a conflict with a domain name, but actions brought thereunder are rarely effective.
The Coordination Group of the ".ru" top-level domain, the Russian Research Institute of Public Network Development and ANO Regional Network Information Centre have issued guidance recognised as important for the use of and the proprietary rights to domain names.  While these bodies have attempted to establish some degree of order in the allocation of and access to certain domain names in Russia, the level of protection is still low.
Antimonopoly Regulation in Russia
The FAS is authorised by law to control, in particular, (i) acquisitions of more than 25 per cent. of the voting shares in a Russian business entity; (ii) acquisitions of more than 20 per cent. of the production assets of a business entity; and (iii) acquisitions of control over business entities.
Prior clearance for the acquisition is required from the FAS if:
•	the combined assets of the target and acquirer's group of entities and/or individuals exceed RUR7 billion (approximately US$107 million); or
•	if the total sales revenue of the acquirer (and its group) and the target company (and its group) during the previous calendar year exceeds RUR10 billion (approximately US$153 million) and the total value of the assets of the target company (and its group) exceed RUR250 million (approximately US$3.8 million).
As a condition to issuing such approvals, the FAS may impose certain conditions designed to promote competition, including restrictions on conducting business, such as price limitations, geographical expansion, associations and agreements with competitors.  In addition, a company holding a dominant position is prohibited from abusing such a position.
Russian antimonopoly legislation expressly provides for its extraterritorial application to transactions which are made outside of the Russian Federation but lead, or may lead, to the restriction of competition in Russia, or entail other negative consequences on the Russian markets.  Russian antimonopoly authorities have therefore historically taken the view that merger control rules apply to offshore acquisitions if the non-Russian target company has direct or indirect subsidiaries or substantial market presence in Russia.  Thus the acquisition of voting shares in the Company may in some cases also be subject to Russian merger control rules.  The Company indirectly controls the Russian subsidiaries of the Group.  Purchase of more than 25 per cent. of the voting shares in the Company or acquisition of control over the Company otherwise by an investor or several entities constituting "a group of entities and/or individuals," in the meaning ascribed to it in Russian antimonopoly laws, may be subject to obtaining clearance from the FAS.  Currently there is no court guidance as to the meaning of "acquisition of control," and the terms "group of entities and/or individuals" and "acquisition of control" are rather broad.  Consequently, application of the relevant antimonopoly rules is largely dependent on their interpretation at any particular time by the FAS and /or the courts.  See "Risk Factors – Risks Related to Russia and other Emerging Markets – Legislative and Legal Risks." Prospective investors should obtain their own advice on the Russian antimonopoly law in connection with the placement or other acquisition of significant share portfolios in the Company.

 Failure to obtain FAS's consent may result in:
(a)	the invalidation by a Russian court of the relevant acquisition transaction if the FAS proves that it resulted in restriction of competition;
(b)	the imposition of an administrative fine of up to RUR 500,000 (approximately US$7,500);
(c)	the issuing by FAS of certain orders in relation to the Group's Russian subsidiaries (e.g. orders imposing restrictions on their activities or establishing additional reporting requirements); and
(d)	complications in any further dealings with, or investigations by, the FAS, including in relation to any future restructuring or acquisition involving the Group's Russian subsidiaries.

TAXATION
The following summary of material Dutch, Jersey and United Kingdom tax consequences of ownership of the New GDRs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Prospectus.  Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein.  Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of New GDRs.  This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of New GDRs.  Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of New GDRs, including the applicability and effect of any other tax laws or tax treaties, and of pending or proposed changes in applicable tax laws as at the date of this Prospectus, and of any actual changes in applicable tax laws after such date.
Dutch Tax Considerations
Among other things, this summary deals with the tax consequences of a holder of New GDRs which has or will have a substantial interest or deemed substantial interest in the Company.
Generally speaking, an individual has a substantial interest in the Company if (a) such individual, either alone or together with his partner, directly or indirectly has or is deemed to have, or (b) certain relatives of such individual or his partner, directly or indirectly have or are deemed to have, (i) the ownership of, a right to acquire the ownership of, or certain rights over, shares representing 5 per cent. or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of shares of the Company, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent. or more of either the annual profit or the liquidation proceeds of the Company. Also, an individual holding a New GDR has a substantial interest in the Company if his partner has, or if certain relatives of the individual or his partner have, a deemed substantial interest in the Company. Generally, an individual holding a New GDR, or his partner or relevant relative, has a deemed substantial interest in the Company if either (a) such person or his predecessor has disposed of or is deemed to have disposed of all or part of a substantial interest or (b) such person has transferred an enterprise in exchange for shares in the Company, on a non-recognition basis.
Generally speaking, a non-resident entity has a substantial interest in the Company if such entity directly or indirectly has (i) the ownership of, a right to acquire the ownership of, or certain rights over shares representing 5 per cent. or more of either the total issued and outstanding capital of the Company or the issued and outstanding capital of any class of shares of the Company, or (ii) the ownership of, or certain rights over, profit participating certificates (winstbewijzen) that relate to 5 per cent. or more of either the annual profit or the liquidation proceeds of the Company. Generally, an entity holding a per cent.New GDR has a deemed substantial interest in the Company if such entity has disposed of or is deemed to have disposed of all or part of a substantial interest on a non-recognition basis.
For the purpose of this summary, the term "entity" means a corporation as well as any other person that is taxable as a corporation for Dutch corporate tax purposes.
Where this summary refers to a holder of a New GDR, an individual holding a New GDR or an entity holding a New GDR, such reference is restricted to an individual or entity holding legal title to as well as an economic interest in such New GDR or otherwise being regarded as owning a New GDR for Dutch tax purposes. It is noted that for purposes of Dutch income, corporate, gift and inheritance tax, assets legally owned by a third party such as a trustee, foundation or similar entity, may be treated as assets owned by the (deemed) settlor, grantor or similar originator or the beneficiaries in proportion to their interest in such arrangement.
Where the summary refers to "The Netherlands" or "Dutch" it refers only to the European part of the Kingdom of the Netherlands.
Withholding Tax
Dividends distributed by the Company are generally subject to withholding tax imposed by The Netherlands at a rate of 15 per cent.

 Dividends include, without limitation:
(i)	distributions of profits (including paid-in capital not recognised for Dutch dividend tax purposes) in cash or in kind, including deemed and constructive dividends;
(ii)	liquidation distributions and, generally, proceeds realised upon a repurchase of shares by the Company or upon the transfer of shares to a direct or indirect subsidiary of the Company, in excess of the average paid-in capital recognised for Dutch dividend tax purposes;
(iii)	the par value of shares issued or any increase in the par value of shares, except where such (increase in the) par value of shares is contributed to or funded out of the Company's paid-in capital recognised for dividend withholding tax purposes; and
(iv)	repayments of paid-in capital recognised for Dutch dividend tax purposes up to the amount of the Company's profits (zuivere winst) unless the Company's general meeting of shareholders has resolved in advance that the Company shall make such repayments and the par value of the shares concerned has been reduced by a corresponding amount through an amendment of the Company's articles of association.
A holder of a New GDR which is or is deemed to be resident in The Netherlands for Dutch tax purposes is generally entitled to credit the dividend tax withheld against such holder's liability to Dutch tax on income and capital gains or, in certain cases, to apply for a full refund of the dividend tax withheld.
A holder of a New GDR which is not and is not deemed to be resident in The Netherlands for Dutch tax purposes may be eligible for a partial or complete exemption or refund of all or a portion of the dividend tax under an income tax convention in effect between The Netherlands and the holder's country of residence.
Under the terms of Dutch domestic anti-dividend stripping rules, a recipient of dividends distributed on a share will not be entitled to an exemption from, reduction, refund, or credit of dividend tax if the recipient is not the beneficial owner of such dividends as meant in those rules.
Taxes on income and capital gains
Resident Entities
An entity holding a New GDR which is or is deemed to be resident in The Netherlands for Dutch tax purposes and which is not tax exempt, will generally be subject to corporate tax in The Netherlands in respect of income or a capital gain derived from such New GDR at the prevailing statutory rates, unless the holder has the benefit of the participation exemption (deelnemingsvrijstelling) with respect to such New GDR. Generally speaking, the holder of a New GDR will have the benefit of the participation exemption (deelnemingsvrijstelling) if the holder owns at least 5 per cent. of the nominal paid-up share capital of the Company.
Resident Individuals
 An individual holding a New GDR who is or is deemed to be, resident in The Netherlands for Dutch tax purposes will be subject to income tax in The Netherlands in respect of income or a capital gain derived from such New GDR at rates up to 52 per cent. if:
(i)	the income or capital gain is attributable to an enterprise from which the holder derives profits (other than as a shareholder); or
(ii)	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).
If neither condition (i) nor condition (ii) applies, such individual will generally be subject to income tax in The Netherlands in respect of income or a capital gain derived from the New GDR at rates up to of 25 per cent. if such individual has a substantial interest or deemed substantial interest in the Company.

If neither condition (i) nor condition (ii) applies and, furthermore, such individual does not have a substantial interest or deemed substantial interest in the Company, such individual will be subject to Dutch income tax on the basis of a deemed return, regardless of any actual income or capital gain derived from a New GDR. The deemed return amounts to 4 per cent. of the value of the individual's net assets as per the beginning of the relevant fiscal year (including the New GDR). Subject to application of personal allowances, the deemed return shall be taxed at a rate of 30 per cent. As per 1 January 2017 the rate of 4 per cent. will be replaced by variable progressive rates. For the year 2017 the rates are set from 2.9 to 5.5 per cent. The applicable rates will be updated annually on the basis of historic market yields.
Non Residents
 A holder of a New GDR which is not and is not deemed to be resident in The Netherlands for Dutch tax purposes will not be subject to taxation in The Netherlands on income or a capital gain derived from a New GDR unless:
(i)	such income or capital gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) taxable in The Netherlands and the holder derives profits from such enterprise (other than by way of the holding of securities); or
(ii)	the holder has a substantial interest or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise and, if the holder is an entity, such interest is held by the entity with the main objective or one of the main objectives to avoid Dutch dividend tax or Dutch individual income tax at the level of another person or entity; or
(iii)	the holder is an individual and such income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act (Wet inkomstenbelasting 2001), including, without limitation, activities that exceed normal, active asset management (normaal, actief vermogensbeheer).
Gift and inheritance tax
 Dutch gift or inheritance taxes will not be levied on the occasion of the transfer of a New GDR by way of gift by, or on the death of, a holder, unless:
(i)	the holder is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions; or
(ii)	the transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands for the purpose of the relevant provisions.
Value added tax
There is no Dutch value added tax payable by a holder of a New GDR in respect of payments in consideration for the acquisition of a New GDR, payments of dividend on a New GDR, or payments in consideration for the disposal of a New GDR.
Other taxes and duties
There is no registration tax, capital tax, customs duty, transfer tax, stamp duty or any other similar tax or duty payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of a New GDR.
Residence
A holder of a New GDR will not be or deemed to be resident in The Netherlands for Dutch tax purposes and, subject to the exceptions set out above, will not otherwise be subject to Dutch taxation, by reason only of acquiring, holding or disposing of a New GDR.

Jersey Tax Considerations
Income Tax
The Company
 Under the Income Tax (Jersey) Law 1961, as amended (the "Jersey Income Tax Law"), the Company will be regarded as either:
(i)	not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case the Company will not (except as noted below) be liable to Jersey income tax; or
(ii)	resident in Jersey under Article 123C of the Income Tax Law, in which case the Company (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 per cent.
The Company conducts its affairs so as to fall within paragraph (i) above.
If the Company derives any income from the ownership or disposal of land in Jersey or the importation and supply of hydrocarbon oil into Jersey, such income will be subject to tax at the rate of 20 per cent. It is not expected that the Company will derive any such income.
Holders of Shares
The Company will be entitled to pay dividends to its shareholders without any withholding or deduction for or on account of Jersey tax.  Shareholders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of Shares.
Goods and services tax
 The Company is an "international services entity" for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the "GST Law").  Consequently, the Company is not required to:
(i)	register as a taxable person pursuant to the GST Law;
(ii)	charge goods and services tax in Jersey in respect of any supply made by it; or
(iii)	subject to limited exceptions that are not expected to apply to the Company, pay goods and services tax in Jersey in respect of any supply made to it.
Stamp duty
No stamp duty is payable in Jersey on the issue or inter vivos transfer of shares in a Jersey company.
Upon the death of a shareholder of a Jersey company, a grant of probate or letters of administration will be required to transfer the shares of the deceased person, except that where the deceased person was domiciled outside of Jersey at the time of death, the Jersey company may (at its discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.
 Upon the death of a shareholder of a Jersey company, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:
(i)	(where the deceased person was domiciled in Jersey at the time of death) the deceased person's personal estate wherever situated (including any shares in the Jersey company) if the net value of such personal estate exceeds £10,000; or
(ii)	(where the deceased person was domiciled outside of Jersey at the time of death) the deceased person's personal estate situated in Jersey (including any shares in the Jersey company) if the net value of such personal estate exceeds £10,000.

 The rate of stamp duty payable is:
(i)	(where the net value of the deceased person's relevant personal estate does not exceed £100,000) 0.50 per cent. of the net value of the deceased person's relevant personal estate;
(ii)	(where the net value of the deceased person's relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person's relevant personal estate which exceeds £100,000; or
(iii)	(where the net value of the deceased person's relevant personal estate exceeds £13,360,000) the sum of £100,000.
In addition, application and other fees may be payable.
United Kingdom Tax Considerations
The comments below are of a general nature and are based on current UK law and published H.M.  Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect. The following statements reflect proposed changes in law and tax rates set out in the Finance Bill (the "Finance Bill 2016") as ordered to be printed on 7 July 2016.  If the Finance Bill 2016 is not enacted in its current form or additional provisions are introduced, the tax position set out below may change. The summary only covers the principal UK tax consequences for the absolute beneficial owners of New Shares and New GDRs and any dividends paid in respect of them, in circumstances where the dividends paid are regarded for UK tax purposes as that person's own income (and not the income of some other person), and who are resident (and, in the case of individuals only, domiciled) in (and only in) the UK for tax purposes and do not have a permanent establishment or a fixed base outside of the UK with which the holding of the New Shares or New GDRs is connected, except insofar as express reference is made to the treatment of non-UK individuals.  In addition, the summary: (a) only addresses the tax consequences for holders who hold the New Shares or New GDRs as capital assets and does not address the tax consequences which may be relevant to certain other categories of holders, for example, dealers; (b) does not address the tax consequences for holders that are insurance companies, collective investment schemes or persons connected with the company; (c) assumes that the holder does not control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, 10 per cent. or more of the shares and/or voting power of the Company; (d) assumes that there will be no register in the UK in respect of the New Shares or New GDRs; (e) assumes that the New Shares will not be held by, and that the New GDRs will not be issued by, a depositary incorporated in the UK; and (f) assumes that neither the New Shares nor the New GDRs will be paired with shares issued by a body corporate incorporated in the UK.
The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular holder.  Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and H.M. Revenue & Customs practice, of acquisition, ownership and disposition of New Shares or New GDRs in their own particular circumstances, by consulting their own tax advisors.
Taxation of Dividends
UK Withholding Tax
The Company is not required to make any deduction from payments of dividends for or on account of UK tax.
UK Income Tax and Corporation Tax
General
Liability to tax on dividends will depend on the individual circumstances of the holder.
As described in the section of this document headed "Dutch Tax Considerations – Withholding Tax", dividends paid by the Company will generally be subject to Dutch withholding tax.  The normal rate of Dutch withholding tax is 15 per cent. of the gross amount of the dividend.  However, this rate may be reduced under an applicable double tax treaty.  The rate of withholding tax on dividends for UK residents who are entitled to claim (and make a valid claim) under the UK/Netherlands Double Tax Treaty is generally 10 per cent. of the gross amount of the dividend.

If a holder receives a dividend in relation to their New Shares or New GDRs and the dividend is paid subject to Dutch withholding tax, credit for such withholding tax may be available for set-off against a liability to UK corporation tax or UK income tax on the dividend.  The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to UK tax on the dividend.  Such credit will not normally be available for set-off against a holder's liability to UK tax other than on the dividend and, to the extent that such credit is not set off against the UK tax on the dividend, the credit will be lost. Credit will not be available to the extent that the Dutch withholding tax can be minimised or repaid by taking reasonable steps under a double tax treaty or a provision of Dutch law.
Individuals
An individual holder who is resident and domiciled in the UK for UK tax purposes will generally be subject to UK income tax on any dividend received from the Company.  Assuming that the Finance Bill 2016 is enacted in its current form, all dividends received by a UK resident individual holder from the Company or from other sources will form part of the holder's total income for income tax purposes and will constitute the top slice of that income.
A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by the holder in a tax year.  Where the dividend income is above the £5,000 dividend allowance, the lowest part of the dividend income will be charged at the nil rate and any excess amount will be taxed at the rate that would apply to that amount if the nil rate did not exist. The rates are 7.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. to the extent that the excess amount falls within the additional rate tax band.
Corporates
A holder within the charge to UK corporation tax and resident (for tax purposes) in the UK will be liable for UK corporation tax on the receipt of the gross dividend unless certain conditions for exemption are satisfied.  The exemption is of wide application and holders who are within the charge to UK corporation tax will generally not be subject to UK corporation tax on the dividend.  However, the exemption is not comprehensive and is also subject to anti-avoidance rules.  Companies should seek specific professional advice on whether a dividend payment qualifies for exemption.
Taxation of Capital Gains
The disposal or deemed disposal of the New Shares or New GDRs by a holder who is resident in the UK for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains, depending on the holder's circumstances and subject to any available exemption or relief.  In addition, holders who are individuals and who dispose of their New Shares or New GDRs while they are temporarily non-resident in the UK may be treated as disposing of them in the tax year in which they again become resident or ordinarily resident in the UK.
Stamp Duty and Stamp Duty Reserve Tax
The following comments do not relate to persons such as market makers, brokers, dealers, intermediaries, persons connected with depository receipt arrangements or clearance services or persons who enter into sale and repurchase transactions in respect of the Shares or the GDRs, to whom special rules apply.
The issue of Shares or GDRs should not give rise to a liability to UK stamp duty or SDRT for a holder.
The transfer on sale of Shares or GDRs could give rise to a liability to UK stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given for the sale. However, assuming that no document effecting a transfer of, or containing an agreement to transfer, Shares or GDRs is either (i) executed in the UK or (ii) relates to any property situated, or to any matter or thing done or to be done, in the UK (the term "matter or thing" is very wide and may include the involvement of UK bank accounts in payment mechanics), then no UK stamp duty should be payable on such a document.

No UK stamp duty will be payable on a transfer of Shares or GDRs, provided that the transfer is effected electronically and no written instrument of transfer is executed.
No SDRT should be payable in respect of any agreement to transfer the Shares or GDRs.
Prospective investors in Shares or GDRs should consult their own tax advisers with respect to the tax consequences to them of acquiring, holding and disposing of Shares or GDRs.

TRANSFER RESTRICTIONS
Rule 144A GDRs
 Each purchaser of New Rule 144A GDRs in the New GDR Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):
1.	The purchaser is aware the New Rule 144A GDRs and the New Shares represented thereby have not been and will not be registered under the Securities Act and are being offered in the United States only in a transaction not involving any public offering in the United States and are restricted securities within the meaning of the Securities Act.
2.	If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such New Rule 144A GDRs or the New Shares represented thereby, such New Rule 144A GDRs and New Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the New Rule 144A GDRs will bear unless otherwise determined by the Company and the Depositary in accordance with applicable law:
THIS RULE 144A GLOBAL DEPOSITARY RECEIPT AND THE ORDINARY SHARES OF TRADER MEDIA EAST LIMITED REPRESENTED HEREBY (THE "SHARES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.  THE HOLDER HEREOF BY PURCHASING THE GDRs, AGREES FOR THE BENEFIT OF TRADER MEDIA EAST LIMITED THAT THE GDRs AND THE SHARES CORRESPONDING HERETO MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER ("QIB") (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF APPLICABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.  THE HOLDER OF THE GDRs WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF SUCH GDRs OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.  THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A GLOBAL DEPOSITARY RECEIPT MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH ORDINARY SHARES INTO ANY DEPOSITARY RECEIPT FACILITY IN RESPECT OF SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RESTRICTED RULE 144A DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT.  NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTIONS PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THE SHARES OR ANY RULE 144A GLOBAL DEPOSITARY RECEIPTS.
Regulation S GDRs
Each purchaser of New Regulation S GDRs in the New GDR Offering, by its acceptance thereof, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):
1.	That such purchaser is, and the person, if any, for whose account it is acquiring the New Regulation S GDRs is (i) not an affiliate of ours or a person acting on behalf of such an affiliate and (ii) not in the business of buying or selling securities or, if it is in such business, it did not acquire the New Regulation S GDRs or the New Shares represented thereby from the Company or one of our affiliates in this offering distribution of new Regulation S GDRs.

SETTLEMENT AND TRANSFER
Clearing and Settlement of New GDRs
Custodial and depositary links have been established between Euroclear and Clearstream, Luxembourg and DTC to facilitate the initial issue of the New GDRs and cross-market transfers of the New GDRs associated with secondary market trading.
Euroclear and Clearstream, Luxembourg
Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants.  Euroclear and Clearstream, Luxembourg provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing.  Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations.  Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective customers may settle trades with each other.  Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.
Distributions of dividends and other payments with respect to book-entry interests in the New GDRs held through Euroclear or Clearstream, Luxembourg will be credited, to the extent received by the Depositary, to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures.
DTC
DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic computerised book-entry changes in DTC participants' accounts.  DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations.  Indirect access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.
Holders of book-entry interests in the New 144A GDRs holding through DTC will receive, to the extent received by the Depositary, all distributions of dividends or other payments with respect to book-entry interests in the GDRs from the Depositary through DTC and DTC participants, after deduction of fees and applicable taxes.  Distributions in the United States will be subject to relevant US tax laws and regulations.
As DTC can act on behalf of DTC direct participants only, who in turn act on behalf of DTC indirect participants, the ability of beneficial owners who are indirect participants to pledge book-entry interests in the New GDRs to persons or entities that do not participate in DTC, or otherwise take actions with respect to book-entry interests in the New GDRs, may be limited.
Registration and Form
Book-entry interests in the New Reg S GDRs held through Euroclear and Clearstream, Luxembourg will be represented by the Master Regulation S GDR registered in the name of The Bank of New York Mellon Depository (Nominees) Limited as nominee for The Bank of New York Mellon, London Branch, as common depositary for Euroclear and Clearstream, Luxembourg.  Book-entry interests in the New 144A GDRs held through DTC will be represented by the Master Rule 144A GDR registered in the name of Cede & Co, as nominee for DTC, which will be held by a custodian for DTC.  As necessary, the Depositary will adjust the amounts of New GDRs on the relevant register to reflect the amounts of New GDRs held through Euroclear, Clearstream, Luxembourg and DTC, respectively.  Beneficial ownership in the New GDRs will be held through financial institutions as direct and indirect participants in Euroclear, Clearstream, Luxembourg and DTC.

The aggregate holdings of book-entry interests in the New GDRs in Euroclear, Clearstream, Luxembourg and DTC will be reflected in the book-entry accounts of each such institution.  Euroclear, Clearstream, Luxembourg and DTC, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the GDRs, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the New GDRs.  The Depositary will be responsible for maintaining a record of the aggregate holdings of New GDRs registered in the name of the common depositary for Euroclear and Clearstream, Luxembourg and the nominee for DTC.  The Depositary will be responsible for ensuring that payments received by it from the Company for holders holding through Euroclear or Clearstream, Luxembourg are credited to Euroclear or Clearstream, Luxembourg as the case may be, and the Depositary will also be responsible for ensuring that payments received by it from the Company for holders holding through DTC are received by DTC.
The Company will not impose any fees in respect of the New GDRs; however, holders of book-entry interests in the New GDRs may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear, Clearstream, Luxembourg or DTC and certain fees and expenses payable to the Depositary in accordance with the terms of the Deposit Agreement.
Global Clearance and Settlement Procedures
Initial Settlement
The New GDRs will be in global form evidenced by the two Master GDRs.  Purchasers electing to hold book-entry interests in New GDRs through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to depositary receipts. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the New GDRs through DTC will follow the delivery practices applicable to depositary receipts.
Secondary Market Trading
For a description of the transfer restrictions relating to the New GDRs, see "Transfer Restrictions".
Trading between Euroclear and Clearstream, Luxembourg participants
Secondary market sales of book-entry interests in the New GDRs held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the New GDRs through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear or Clearstream, Luxembourg and will be settled using the normal procedures applicable to depositary receipts.
Trading between DTC participants
Secondary market sales of book-entry interests in the New GDRs held through DTC will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to depositary receipts, if payment is effected in US dollars, or free of payment, if payment is not effected in US dollars.  Where payment is not effected in US dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.
Trading between DTC seller and Euroclear/Clearstream, Luxembourg purchaser
When book-entry interests in the New 144A GDRs are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the DTC participant must send to DTC a delivery free of payment instruction at least two business days prior to the settlement date.  DTC will in turn transmit such instruction to Euroclear or Clearstream, Luxembourg, as the case may be, on the settlement date.  Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant.  On the settlement date, DTC will debit the account of its DTC participant and will instruct the Depositary to instruct Euroclear or Clearstream, Luxembourg, as the case may be, to credit the relevant account of the Euroclear or Clearstream, Luxembourg participant, as the case may be.  In addition, on the settlement date, DTC will instruct the Depositary to: (i) decrease the amount of book-entry interests in the New GDRs registered in the name of a nominee for DTC and represented by the Master Rule 144A GDR; and (ii) increase the amount of book-entry interests in the New GDRs registered in the name of the common nominee for Euroclear and Clearstream, Luxembourg and represented by the Master Regulation S GDR.

Trading between Clearstream, Luxembourg/Euroclear seller and DTC purchaser
When book-entry interests in the New144A GDRs are to be transferred from the account of a Euroclear or Clearstream, Luxembourg participant to the account of a DTC participant, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg a delivery instruction at least two business days prior to the settlement date.  If payment will be in US dollars, separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg participant, as the case may be.  On the settlement date, Euroclear or Clearstream, Luxembourg, as the case may be, will debit the account of its participant and will instruct the Depositary to instruct its custodian that is a participant in DTC to credit the account of the relevant participant in DTC.
General
Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the GDRs among participants of Euroclear, Clearstream, Luxembourg and DTC, none of Euroclear, Clearstream, Luxembourg or DTC are under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.
None of the Company, the Depositary, the Custodian or their respective agents will have any responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective participants of their respective obligations under the rules and procedures governing their operations.

RELEVANT DOCUMENTATION AND INFORMATION INCORPORATED BY REFERENCE
The following documentation, which is available as described below, contains information which is relevant to the New GDR Offering:
•	TME's press release containing financial information for the three months ended 31 March 2016;
•	TME's press release containing financial information for the three months ended 31 March 2015;
•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015, together with the audit report thereof;
•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014, together with the audit report thereof; and
•	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013, together with the audit report thereof.
The table below sets out the various sections of the documents referred to above which are incorporated by references into this document, so as to provide the information required pursuant to paragraphs 10.20.1, 10.20.2 and 10.20.5 of Annex X to Appendix 3 to the Prospectus Rules and to ensure that Eligible Investors and others are aware of all information which, according to the particular nature of the Company and the New GDRs, is necessary to enable Eligible Investors and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Company and of the rights attaching to the New GDRs.

Information incorporated by reference into this document	Reference document	Page number in reference document
For the year ended 31 December 2013
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	30-31
Consolidated statements of profit and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	32
Consolidated statements of comprehensive income	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	33
Consolidated statement of financial position	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	34
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	35
Consolidated statement of cash flows	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	36
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013	37-81
For the year ended 31 December 2014
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	32-33
Consolidated statements of profit and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	34
Consolidated statements of comprehensive income	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	35
Consolidated statement of financial position	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	36
Consolidated statements of changes in equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	37
Consolidated statement of cash flows	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	38
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014	39-79
For the year ended 31 December 2015
Auditor's report	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	30-31
Consolidated statements of profit and loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	32
Consolidated statements of comprehensive loss	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	33
Consolidated statement of financial position	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	34
Consolidated statements of changes in shareholders' equity	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	35
Consolidated statement of cash flows	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	36
Notes	TME's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015	37-77
For the three months ended 31 March 2015
Financial information	TME's press release for the three months ended 31 March 2015	1-5
For the three months ended 31 March 2016
Financial information	TME's press release for the three months ended 31 March 2016	1-5

Except as set forth above, no other portion of the documents described above is incorporated by reference into this document and those portions which are not specifically incorporated by reference in this document are either not relevant for Eligible Investors, or the relevant information is included elsewhere in this document.
Any information incorporated by reference into any of the documents described above does not form part of this document.
All of the information incorporated by reference into this document has been previously published and approved by the FCA or filed with it.  The information incorporated by reference is available for inspection at Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ and is also available on the Company's website at www.tmeast.com.  Except to the extent expressly set out above in this section "Relevant Documentation and Information Incorporated by Reference", neither the content of the Company's website (nor any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this Prospectus.

INFORMATION RELATING TO THE DEPOSITARY
The Depositary is a state‑chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Department of Financial Services.  The Depositary was constituted in 1784 in the State of New York.  It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a Delaware bank holding company.  The principal office of the Depositary is located at 225 Liberty Street, New York, New York 10286, United States of America.  Its principal administrative offices are located at 101 Barclay Street, 22 West, New York, New York 10286, United States of America.  A copy of the Depositary's Articles of Association, as amended, together with copies of The Bank of New York Mellon Corporation's most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, NY 10286, United States of America and at The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom.  Holders of the New GDRs can contact the Depositary at 101 Barclay Street, 22 West, New York, New York 10286, USA (telephone +1 212 815 4305).

INDEPENDENT AUDITORS
The Company's Annual Financial Statements in respect of the financial years ended 31 December 2013, 2014 and 2015 incorporated by reference into this Prospectus have been audited by ZAO Deloitte & Touche CIS (Lesnaya Street 5 Moscow 125047 Russian Federation). ZAO Deloitte & Touche CIS is a member of Deloitte Touche Tohmatsu Limited (the "Auditor").
ZAO Deloitte & Touche CIS was appointed on 9 December 2013 in order to comply with the Company's regulatory obligations in Jersey and is authorised and regulated by the laws of the Russian Federation.
The Company's Interim Financial Updates in respect of the three months ended 31 March 2015 and 31 March 2016 have not been audited or reviewed by the Auditor or by any other person.

GENERAL INFORMATION
1.	All consents, approvals, authorisations or other orders required for the issue of the New Shares and the New GDRs under the prevailing laws of Jersey have been given or obtained.
2.	The issue of the New Shares was duly authorised by the Board of Directors on 1 August 2016 in accordance with the Company's memorandum and articles of association. The transfer of the New Shares to the Depositary and issue of the New GDRs is expected to be approved by the Board of Directors on 26 August 2016.
3.	It is expected that commencement in trading of the New GDRs will take place on 1 September 2016 (and, to the extent applicable, admissions of the New GDRs to listing on the Official List and to trading on the London Stock Exchange will take place on 31 August 2016). Transactions will normally be effected for settlement in US dollars and for delivery on the third working day after the day of the transaction. Listing of the New GDRs on the London Stock Exchange is conditional upon the issuance of the New GDRs.
4.	As at 31 March 2016, the Group had a sole remaining Russian print subsidiary, Pronto Samara LLC. Pronto Samara's printing business was franchised out on 27 April 2016. For the first four months of 2016, Pronto Samara's printing business has been fully consolidated in the Group's accounts. From May 2016 onwards, only the licensing fee will be recorded in the Group's financials.
As at 31 March 2016, the Group had underperformed against its budget for the current financial year by 14.1 per cent. The Group's online segment had underperformed against its budget by 13.2 per cent. and the Group's offline segment had underperformed against its budget by 15.9 per cent. The reasons for this underperformance were worsening economic conditions across key markets in Russia, Belarus and Kazakhstan as well as lower users' engagement in the online segment.
Save as set out above, there has been no significant change in the financial or trading position of the Group since 31 March 2016, being the end of the period covered by the historical financial information.
5.	In the event that certificates in definitive form are issued in respect of the New GDRs, the Depositary will appoint an agent in the United Kingdom for so long as the New GDRs are listed on the London Stock Exchange.
6.	Copies of the following documents may be inspected at the registered office of the Company and at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, during usual business hours on any weekday (Saturday, Sunday and public holidays excepted) until the Closing Date:
(a)	the Company's Memorandum and Articles of Association in effect upon completion of the New GDR Offering;
(b)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2013;
(c)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2014; and
(d)	the Company's Annual Report & Consolidated Financial Statements for the year ended 31 December 2015;
(e)	TME's press release containing financial information for the three months ended 31 March 2015; and
(f)	TME's press release containing financial information for the three months ended 31 March 2016.

The Company prepares annual consolidated financial statements in accordance with IFRS as adopted in the EU.  Copies of the Company's future annual audited consolidated financial statements required to be provided to holders of New GDRs will be available for inspection and may be obtained free of charge at the registered office of the Company and will be published on the Company's website at www.tmeast.com.
The Company also prepares unaudited interim consolidated financial updates in accordance with IFRS as adopted in the EU on a quarterly and half-yearly basis. Copies of the Company's future unaudited interim consolidated financial updates will be published on the Company's website at www.tmeast.com.
7.	There are no temporary documents of title issued in respect of the New GDRs. Holders may inspect the rules governing the issue of the certificates at the offices of the Depositary from the Closing Date.
8.	The following table sets forth the registered offices of certain of the Company's significant subsidiaries and associates:
Company	Effective interest	Actual interest	Registered office	Country of Incorporation
TOO Pronto Akzhol KZT	80%	80%	Zhibek Zholy str, 50, 6th floor, Almaty,Kazakhstan	Kazakhstan
TOO Pronto‑Akmola KZT	100%	100%	Beybetshilk str. 18/1, Astana, Kazakhstan	Kazakhstan
Pronto Media Holding, LLC	100%	100%	2nd Yuzhnoportovy proezd, 27A, bld.1 Moscow, Russia	Russia
SP Belpronto, LLC	60%	60%	Prospect Nezavisimosti, 98, office 17, Minsk, Belarus	Belarus
ID Impress Media, LLC	91%	91%	Novodanilovskya nab., 4, Moscow, Russia	Russia

9.	The New GDRs have no nominal or par value.

DEFINED TERMS
"Additional GDR Rights"	means additional rights which are not attributable to the Deposited Shares represented by such Holder's GDRs
"Additional GDR Rights Requests"	means any Holder's instructions to subscribe for such Additional GDR Rights
"Admission"	means the admission of New GDRs for which an application is made (if any) to listing on the Official List and to trading on the London Stock Exchange's Main Market
"Agents"	means one or more agents that the Depositary shall be entitled to appoint
"Articles"	means the Company's Articles of Association
"Auditor"	means ZAO Deloitte & Touche CIS, a member of Deloitte Touche Tohmatsu Limited
"Belarusian ruble"	means the currency of Belarus
"BIST"	means the Borsa Istanbul
"Board"	means the Company's directors
"Board of Directors"	means the Company's directors
"BYR"	means the currency of Belarus
"CBR"	means the Central Bank of Russia
"CEE"	means Central and Eastern Europe
"Chairman"	means the chairman of the Company's board of directors
"Charges"
means any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR

"CIS"	means the Commonwealth of Independent States
"Closing Date"	means 1 September 2016
"Commission"	means the Jersey Financial Services Commission
"Company"	means Trader Media East Limited
"Conditions"	means the terms and conditions of the Global Depositary Receipts
"Corporate Governance Committee"	means the Corporate Governance (Compensation & Nomination) Committee
"CPI"	means the Belarusian consumer price index

"Custodian"	means BNY (Nominees) Limited
"Deed Poll"	means the deed poll executed by the Company in favour of the Holders
"default shares"
means (i) the Shares in relation to which the default occurred and (ii) any other shares held at the date of the direction notice by or on behalf of the shareholder or Relevant Member or such of them as the Directors may determine from time to time

"Deposit Agreement"	means the deposit agreement between the Company and the Depositary, dated 10 February 2006
"Deposit Amount"	means US$0.26 per New GDR subscribed for
"Depositary"	means the Bank of New York Mellon
"Deposited Property"	means Deposited Shares and all and any rights, securities, property and cash deposited with the custodian which are attributable to the Deposited Shares
"Deposited Shares"	means the Shares held by the Depositary on behalf of the Holders
"direction notice"
means a notice served by the Company (at the absolute discretion of the Directors) at any time upon a Relevant Member if any person appearing to the Directors to be interested in any shares in the Company has been duly served with a notice requesting information relating to such shares and is in default 14 days from the date of service of the notice in supplying to the Company the information thereby required

"Directors"	means the Company's directors
"Dispute"	means any disputes which the courts of England are to have jurisdiction to settle
"DŞGH"	means Doğan Şirketler Grubu Holding A.Ş.
"DTC"	means the Depository Trust Company
"Dutch"	means the European part of the Kingdom of the Netherlands
"Effective Parent"	means one person who can give binding instructions to another person which could give rise to additional shareholder liability
"Effective Subsidiary"	means another person who can receive binding instructions which could give rise to additional shareholder liability
"Eligible Investors"	means the holders of global depositary receipts representing Shares (save for those persons to whom the distribution of this Prospectus and for whom the subscription for New GDRs is restricted by law)

"ePrivacy Directive"	means EU Directive 2002/58/EC (on privacy and electronic communications)
"EU"	means the European Union
"EU Data Protection Directive"	means EU Data Protection Directive 95/46/EC
"euro"	means the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community
"FCA"	means the United Kingdom Financial Conduct Authority
"FDIC"	means the US Federal Deposit Insurance Corporation
"Federal Service"	means the Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications
"FSMA"	means the Financial Services and Markets Act 2000, as amended
"GDR Expiration Time"	means 12.00 p.m., London time on 25 August 2016
"GDR Record Date"	means 11 August 2016
"GDRs"	means global depositary receipts representing Shares
"gross dividend"	means the aggregate of the dividend declared and the tax credit
"Group"	means the Company and each of its consolidated subsidiaries, associates and joint ventures
"GST Law"	means the Goods and Services Tax (Jersey) Law 2007
"H1 2016"	means the six months ended 30 June 2015
"H1 2016"	means the six months ended 30 June 2016
"Holder"	means holders of the GDRs
"Hürriyet"	means Hürriyet Gazetecilik ve Matbaacilik A.Ş.
"Hürriyet Invest"	means Hürriyet Invest B.V.
"IFRIC"	means International Financial Reporting Interpretations Committee
"IFRS"	means International Financial Reporting Standards
"Instruction Date"	means the date and time specified by the Depositary for the conclusion of the Primary GDR Offering

"IOB"	means the International Order Book
"Jersey Companies Law"	means the Companies (Jersey) Law 1991, as amended
"Jersey Income Tax Law"	means the Income Tax (Jersey) Law 1961, as amended
"KZT"	means the currency of Kazakhstan
"Lender"	means Credit Europe Bank N.V.
"Listing Rules"	means the listing rules made by the FCA as in force from time to time
"Loan Facility"	means the loan facility of Pronto-Moscow
"London Stock Exchange"	means the London Stock Exchange plc
"Main Market"	means the main market for listed securities
"Main Office"
means in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement

"Market Abuse Regulation"	means EU Regulation No. 596/2014 on market abuse
"Master GDRs"	means the Master Regulation S GDR and the Master Rule 144A GDR
"Maximum Additional Subscription"	means Additional GDR Rights that a Holder is prepared to accept
"members"	means the holders of the Company's share capital
"New GDR Offering"
means the offering made by the Company to holders of global depositary receipts representing Shares (save for those persons to whom the distribution of this Prospectus and for whom the subscription for New GDRs is restricted by law) on 12 August 2016, to subscribe for a separate security representing Shares of newly issued GDRs, with one New GDR representing one New Share

"New GDR Subscription Price"	means US$0.21 per New GDR
"New GDRs"	means a separate security representing Shares of newly issued GDRs
"New Regulation S GDRs"	means New GDRs subscribed for by existing holders of the class of GDRs originally sold outside the United States in reliance on Regulation S
"New Rule 144A GDRs"	means New GDRs subscribed for by existing holders of Rule 144A GDRs

"New Shares"	means the new Shares offered by the Company to its holders of ordinary shares of US$0.16 nominal value each on the register of members
"Official List"	means the official list maintained by the FCA
"Pre-emptive Share Offering"
means the offering made by the Company to holders of ordinary shares of US$0.16 nominal value each on the register of members of the Company of the right to subscribe for 420,000,000 new Shares pro rata to their existing holding of Shares

"Pre-Release"	means the execution and delivery of GDRs or issuance of interests in a Master Regulation S GDR or a Master Rule 144A GDR, as the case may be, by the Depositary prior to the receipt of Shares
"Pre-Releasee"	means the person to whom GDRs or Deposited Property are to be delivered as part of a Pre-Release
"Primary GDR Rights Offering"	means rights offered by the Depositary pursuant to Condition 7(i)
"Proceedings"	means any legal action or proceedings arising out of or in connection with the GDRs
"Prospectus"	means this document
"Prospectus Rules"	means the prospectus rules of the United Kingdom Financial Conduct Authority
"QIB"	means a qualified institutional buyer as defined in Rule 144A under the Securities Act
"Register"
means a register maintained or caused to be maintained by the Depositary at all times outside the United Kingdom and Jersey, of holders of the GDRs, showing the number of GDRs represented by each, the respective Master GDRs and the number of GDRs in respect of which certificates in definitive registered form have been issued and which remain outstanding from time to time, the date of issue and all subsequent transfers and changes of ownership in respect thereof, and the names and addresses of Holders

"Regular Entitlement"	means seven New GDRs offered for every one GDR held as of the GDR Record Date
"Regulation S"	means Regulation S under the Securities Act
"Regulation S Facility"	means the facility for the issuance of Regulation S Shares in accordance with the Deposit Agreement
"Relevant Members"	means the member or members reasonably believed by the Directors to be holding the Shares
"Restricted Securities"	means securities within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended

"ruble"	means the currency of the Russian Federation
"RSA 421‑B"	means Chapter 421‑B of the New Hampshire Revised Statutes
"Rule 144A Facility"	means the facility for the issuance of Rule 144A GDRs in accordance with the Deposit Agreement
"Rules"	means the rules of the London Court of International Arbitration
"RUR"	means the currency of the Russian Federation
"Russia"	means the Russian Federation
"Russian QIs"	means "qualified investors" within the meaning of Article 51.2 of the Federal Law No. 39‑FZ "On the Securities Market" dated 22 April 1996, as amended
"SEC"	means the United States Securities and Exchange Commission
"Securities Act"	means the United States Securities Act of 1933, as amended
"Senior Credit Facility"
means Pronto-Moscow's senior credit facility which was restructured in 2011 with a fixed rate loan with a two year maturity (though the maturity period was subsequently extended on two occasions, each time for an additional year) from the Lender

"Share"	means an ordinary share of US$0.16 nominal value each in Trader Media East Limited
"Shares"	means the ordinary shares of US$0.16 par value each in Trader Media East Limited
"Subscription Agent"	means the Bank of New York Mellon
"Subscription Card"	means the subscription card that Eligible Investors will receive in relation to the New GDR Offering
"TCM"	means Trader Classified Media N.V.
"tenge"	means the currency of Kazakhstan
"The Netherlands"	means the European part of the Kingdom of the Netherlands
"TME"	means Trader Media East Limited
"UK"	means the United Kingdom
"Underwriting Deed"	means the underwriting deed dated 12 August 2016
"Unsubscribed Rights"	means any rights offered in the Primary GDR Rights Offering that have not been subscribed by the Holders initially entitled thereto by the Instruction Date

"US"	means the United States of America
"US dollar"	means the currency of the United States of America
"US$"	means the currency of the United States of America

REGISTERED OFFICE OF THE COMPANY
Trader Media East Limited 13 Castle Street St Helier Jersey JE4 5UT Channel Islands
PRINCIPAL AND ADMINISTRATIVE OFFICES
Trader Media East Limited Karspeldreef 6B 1101 CJ Amsterdam The Netherlands
LEGAL ADVISERS TO THE COMPANY
As to US and English Law	As to Russian Law	As to Jersey Law
Clifford Chance LLP 10 Upper Bank Street London E14 5JJ United Kingdom	Clifford Chance CIS Limited Ul. Gasheka, 6 125047 Moscow Russian Federation	Mourant Ozannes 22 Grenville Street St. Helier, Jersey JE4 8PX Channel Islands
DEPOSITARY
The Bank of New York Mellon 101 Barclay Street New York, NY 10286 United States of America